Supplement to Proxy Statement/ Prospectus
Amendment to Agreement and Plan of Merger with Chevron Corporation — Your Vote is Very Important
July 22, 2005
To Unocal Corporation Stockholders:
     On or about July 1, 2005, we mailed to you a proxy statement/ prospectus relating to a special meeting of stockholders of Unocal Corporation scheduled for August 10, 2005 to consider a proposal to approve and adopt the Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 4, 2005, by and among Unocal, Chevron Corporation and Blue Merger Sub Inc., a wholly owned subsidiary of Chevron.
     On July 19, 2005, Unocal, Chevron and Blue Merger Sub entered into an amendment to the Merger Agreement. This amendment has the effect of increasing the merger consideration paid to Unocal stockholders for their shares. Pursuant to the amended merger agreement, each Unocal stockholder would have the right to elect to receive, for each Unocal share:

•	a combination of 0.618 of a share of Chevron common stock and $27.60 in cash;

•	1.03 shares of Chevron common stock; or

•	$69 in cash.
     The all-stock and all-cash elections above are subject to proration to preserve an overall per share mix of 0.618 of a share of Chevron common stock and $27.60 in cash for all of the outstanding shares of Unocal common stock taken together.
     Based on the closing price of Chevron’s common stock on the New York Stock Exchange on July 21, 2005, the value of the per share consideration to be received by Unocal stockholders who elect to receive only Chevron common stock would be $58.68 (assuming no proration), and the value of the mixed election consideration would be approximately $62.81 per share.
     The implied value of the stock consideration will fluctuate as the market price of the Chevron common stock fluctuates, and, because your election is subject to proration as described above, you may receive some Chevron common stock, rather than cash, even though you make an all-cash election (and vice versa). Unocal common stock trades on the New York Stock Exchange under the ticker symbol “UCL.” Chevron common stock trades on the New York Stock Exchange under the ticker symbol “CVX.” We urge you to obtain current market quotations of Chevron and Unocal common stock. Upon completion of the merger, we estimate that Unocal’s former stockholders will own approximately 7.5% of the common stock of Chevron.
     Completion of the merger requires the approval of Unocal stockholders. Unocal’s board of directors unanimously recommends that stockholders vote FOR adoption of the amended merger agreement and any adjournment of the special meeting. The time, date and place of the Unocal special meeting of stockholders has not changed. The meeting will still be held on August 10, 2005, at 10:00 a.m., Pacific Daylight Time, at The Hilton Los Angeles Airport Hotel, 5711 West Century Blvd., Los Angeles, California 90045. The record date for the special meeting has not changed. Only stockholders who held shares of Unocal common stock at the close of business on June 29, 2005 are entitled to vote at the special meeting. Attached to this letter is a supplement to the proxy statement/ prospectus containing additional information about Chevron, Unocal and the amended merger agreement. We urge you to read this document carefully and in its entirety. We also encourage you, if you have not done so already, to review the proxy statement/ prospectus dated June 29, 2005. In particular, see “Risk Factors” beginning on page 19 of the June 29 proxy statement/ prospectus.
     We have enclosed a proxy card with this proxy supplement. If you have already delivered a properly executed proxy, you do not need to do anything unless you wish to change your vote. If you have not previously voted or if you wish to revoke or change your vote, please complete, date, sign and return the enclosed proxy card or vote by telephone or over the Internet.
     Whether or not you plan to attend the special meeting, please vote as soon as possible so that your shares are represented at the meeting. If you do not vote, it will have the same effect as voting against the merger.

Sincerely,

Charles R. Williamson
Chairman of the Board of Directors and
Chief Executive Officer
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
     This supplement is dated July 22, 2005 and is first being mailed to Unocal stockholders on or about July 25, 2005.

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS
      This supplement and the SEC filings that are incorporated by reference into this supplement contain or incorporate by reference forward-looking statements that have been made pursuant to the provisions of, and in reliance on the safe harbor under, the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “could,” “should,” “will,” “projects,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. In that event, Unocal’s or Chevron’s business, financial condition or results of operations could be materially adversely affected, and investors in Unocal’s or Chevron’s securities could lose part or all of their investment. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this supplement or, in the case of documents incorporated by reference, the date referenced in those documents. We are not obligated to update these statements or publicly release the result of any revision to them to reflect events or circumstances after the date of this supplement or, in the case of documents incorporated by reference, the date referenced in those documents, or to reflect the occurrence of unanticipated events.
      You should understand that the following important factors, in addition to those discussed elsewhere in this document and in the documents which are incorporated by reference, could affect the future results of Chevron and Unocal, and of the combined company after the merger, and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

Economic and Industry Conditions
• materially adverse changes in economic, financial or industry conditions generally or in the markets served by our companies
• the competitiveness of alternative energy sources or product substitutes
• actions of competitors
• crude oil and natural gas prices
• refining and marketing margins
• petrochemicals prices and competitive conditions affecting supply and demand for aromatics, olefins and additives products
• changes in demographics and consumer preferences

Transaction or Commercial Factors
• the outcome of negotiations with partners, governments, suppliers, unions, customers or others
• our ability to successfully integrate the operations of Chevron and Unocal after the merger and to minimize the diversion of management’s attention and resources during the integration process
• the process of, or conditions imposed in connection with, obtaining regulatory approvals for the merger

Political/ Governmental Factors
• political instability or civil unrest in the areas of the world relating to our operations
• political developments and laws and regulations, such as forced divestiture of assets, restrictions on production or on imports or exports, price controls, tax increases and retroactive tax claims, expropriation of assets, cancellation of contract rights, and environmental laws or regulations
• potential liability for remedial actions under environmental regulations and litigation

Operating Factors
• potential failure to achieve expected production from existing and future crude oil and natural gas development projects
• potential delays in the development, construction or start-up of planned projects
• successful introduction of new products
• labor relations
• accidents or technical difficulties
• changes in operating conditions and costs
• weather and natural disasters

Advances in Technology
• crude oil, natural gas and petrochemical project advancement
• the development and use of new technology by us or our competitors

i

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QUESTIONS AND ANSWERS ABOUT THE MERGER,
THE AMENDMENT TO THE MERGER AGREEMENT AND
THE SPECIAL STOCKHOLDER MEETING
      The following questions and answers briefly address some commonly asked questions about the merger, the amendment to the merger agreement dated July 19, 2005 and Unocal’s special meeting of stockholders. They may not include all of the information that is important to you. We urge you to read carefully this entire supplement, including the annexes, the June 29 proxy statement/ prospectus and the other documents we refer to in this supplement and in the June 29 proxy statement/ prospectus.
About the Merger

Q:	Why are you sending me this supplement to the June 29 proxy statement/ prospectus?

A:	We are sending you this supplement to the proxy statement/ prospectus because on July 19, 2005, Unocal Corporation and Chevron Corporation amended the original merger agreement dated April 4, 2005. This supplement to the proxy statement/ prospectus provides information on the amended transaction and updates the June 29, 2005 proxy statement/ prospectus, which was previously mailed to you.

Q:	What are Unocal’s reasons for Unocal and Chevron amending the original agreement?

A:	Please see the sections entitled “Unocal’s Reasons for the Merger; Recommendations of Unocal’s Board of Directors” beginning on page S-20 of this supplement and page 31 of the June 29 proxy statement/ prospectus for discussions of the reasons why the Unocal board of directors reached its decision to approve both the original merger agreement and the amendment to the merger agreement.

Q:	What does the Unocal board of directors recommend?

A:	The board of directors of Unocal unanimously recommends that Unocal’s stockholders vote FOR adoption of the merger agreement, as amended, and the merger and any adjournment of the special meeting.

Q:	What will I now receive in exchange for my Unocal shares?

A:	Pursuant to the amended merger agreement, you may elect to receive, for each Unocal common share that you own, either:

•	a combination of 0.618 of a share of Chevron common stock and $27.60 in cash;

•	1.03 shares of Chevron common stock; or

•	$69 in cash.

Unless you make an all-cash or an all-stock election, you will receive the mixed consideration in the merger. In addition, the all-cash and all-stock elections are subject to proration in order to preserve an overall per share mix of 0.618 of a share of Chevron common stock and $27.60 in cash for all of the outstanding shares of Unocal common stock taken together.

If you are a participant in the Unocal Savings Plan, the Molycorp, Inc. 401(k) Retirement Savings Plan or the Pure Resources 401(k) and Matching Plan (which we collectively refer to in this supplement as the Unocal Plans), you will receive instructions from the relevant plan trustee on how to elect to have cash consideration or share consideration allocated to your plan account in exchange for Unocal common stock in your plan account. See “Information About the Special Meeting and Voting — Voting and Elections by Participants in the Unocal Plans” beginning on page 72 of the June 29 proxy statement/ prospectus for detailed instructions.

Unocal Plan holders may be subject to an election deadline earlier than the general deadline of the day before the Unocal special meeting. Therefore, you should carefully read any materials you receive from your broker or the relevant plan trustee or administrator.

Q:	When do you expect to complete the merger?

A:	Unocal and Chevron currently expect to complete the merger promptly after Unocal stockholders approve and adopt the amended merger agreement, and the merger at the special meeting, currently scheduled to be held on August 10, 2005, and after the satisfaction or waiver of all other conditions to the merger. We currently expect this to occur shortly after the special meeting. However, there can be no assurance that the conditions to closing will be met or that the merger will be completed shortly after the special meeting.

Q:	Will I be taxed on the consideration that I receive in exchange for my Unocal shares?

A:	The transaction is intended to be tax-free to Unocal stockholders for U.S. federal income tax purposes, except with respect to any cash received. See “The Merger — Material Federal Income Tax Consequences of the Merger” beginning on page 34 of the June 29 proxy statement/ prospectus.

Q:	Do I have dissenters’ or appraisal rights with respect to the merger?

A:	Yes. Under Delaware law, you have the right to dissent from the merger and, in lieu of receiving the merger consideration, obtain payment in cash of the fair value of your shares of Unocal stock as determined by the Delaware Chancery Court. To exercise appraisal rights, you must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under “The Merger — Appraisal Rights” beginning on page 37 of the June 29 proxy statement/ prospectus. In addition, the text of the applicable provisions of Delaware law is included as Annex C to the June 29 proxy statement/ prospectus.

About the Amended Merger Agreement

Q:	What are the significant changes in the amendment to the merger agreement?

A:	The terms of the amendment to the merger agreement are described beginning on page S-5 of this supplement under the heading “Summary of Amendment to the Merger Agreement.” The amendment to the merger agreement increases the consideration to be paid to Unocal stockholders. The amounts and nature of the increase are described beginning on page S-5.
About the Special Stockholders Meeting

Q:	When and where is Unocal’s special stockholder meeting?

A:	The date, time and location of the special meeting of Unocal stockholders has not changed. It will take place on August 10, 2005, at 10:00 a.m., Pacific Daylight Time, and will be held at The Hilton Los Angeles Airport Hotel, 5711 West Century Blvd., Los Angeles, California 90045.

Q:	Who is entitled to vote at the special meeting?

A:	The record date for determining who is entitled to vote at the special meeting has not changed. Holders of record of Unocal common stock at the close of business on June 29, 2005 are entitled to vote at the special meeting.

Q:	What is the required vote to approve and adopt the merger agreement and the merger?

A:	The holders of a majority of the outstanding shares of Unocal common stock as of June 29, 2005, the record date for the special meeting, must vote to approve and adopt the merger agreement, as amended, in order for the merger to be completed. Abstentions from voting and “broker non-votes” are not considered affirmative votes and therefore will have the same practical effect as a vote against the merger.
No vote of the stockholders of Chevron is required to complete the merger.

Q:	What if I already voted using the proxy you sent me earlier?

A:	First, carefully read this supplement, including the annexes, and the June 29 proxy statement/ prospectus. If you already have delivered a properly executed proxy, you will be considered to have voted on the amended merger agreement, and you do not need to do anything unless you wish to change your vote. If you are a registered holder and you have not already delivered a properly executed proxy, or wish to change your vote, please complete, sign and date the enclosed proxy card and return it in the accompanied prepaid envelope or vote by telephone or on the Internet to ensure that your shares will be represented at the special meeting. If your shares are held in “street name” by your broker, and you have not already delivered a properly executed proxy, or wish to change your vote, please refer to your voting card or other information forwarded by your broker, bank or other holder of record to determine whether you may vote by telephone or on the Internet and follow the instructions on the card or other information provided by the record holder.

Q:	What do I do if I want to change my vote?

A:	You may change your vote at any time before your proxy is voted at the special meeting. If your shares of Unocal common stock are registered in your own name, you can do this in one of three ways.

•	First, you can deliver to Unocal prior to the special meeting a written notice stating that you want to revoke your proxy. The notice should be sent to the attention of the Corporate Secretary, 2141 Rosecrans Avenue, Suite 4000, El Segundo, CA 90245, to arrive by the close of business on the day before the special meeting, which is currently scheduled for August 10, 2005.

•	Second, you can complete and deliver prior to the special meeting a new proxy card. The proxy card should be sent to the addressee indicated on the pre-addressed envelope enclosed with your initial proxy card to arrive by the close of business on the day before the special meeting, which is currently scheduled for August 10, 2005. The latest dated and signed proxy actually received by this addressee before the special meeting will be counted, and any earlier proxies will be considered revoked.

If you vote your proxy electronically through the Internet or by telephone, you can change your vote by submitting a different vote through the Internet or by telephone, in which case your later-submitted proxy will be recorded and your earlier proxy revoked.

•	Third, you can attend the Unocal special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy, as you must vote at the special meeting in order to revoke a prior proxy.

If you are a street-name stockholder and you vote by proxy, you may later revoke your proxy instructions by informing the holder of record in accordance with that entity’s procedures.

Q:	If I beneficially own Unocal shares held pursuant to a Unocal Plan, will I be able to vote on adoption of the amended merger agreement?

A:	Yes. If you are a participant in a Unocal Plan, please submit the voting form you receive from the plan administrator or trustee to indicate to the relevant plan administrator or trustee how you want the Unocal common stock allocated to your plan account to be voted.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	If you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote them on the merger. Therefore, you should be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker to see if it offers telephone or Internet voting.
About Election Forms

Q:	May I submit a consideration election form if I vote against the merger?

A:	Yes. You may submit an election form even if you vote against adopting the amended merger agreement. However, if you submit a properly executed election form, you will thereby withdraw any previously filed written demand for appraisal and will not be entitled to appraisal rights. See “The Merger — Appraisal Rights” beginning on page 37 of the June 29 proxy statement/ prospectus.

Q:	What if I have already returned the first election form mailed to me based on the old terms of the merger agreement?

A:	If you have previously made an election by submitting the prior version of the election form and you wish to maintain the same election under the revised terms found in the amended merger agreement, you do not need to send in a new election form or take any other action. If you have already returned your election form and you want to change the election made, you should return the additional election form with your new election; the new election form will replace the election form you originally submitted. If you have already returned your election form and you want to revoke your election altogether, contact the exchange agent, Mellon Investor Services LLC, at (866) 865-6324. If you are a bank, broker or hold your shares in street name, you should call MacKenzie Partners at (800) 322-2885.

Q:	When is my election form due?

A:	Your election form and your Unocal stock certificates must be RECEIVED by the exchange agent, Mellon Investor Services LLC, by the election deadline, which is 5:00 p.m., Eastern Daylight Time, on August 9, 2005. If you hold your shares through a broker or other nominee, you must return your election instructions to them in time for them to respond by the election deadline. Please refer to the instructions provided by your broker or other nominee.
How to Get More Information

Q:	Where can I find more information about Unocal and Chevron?

A:	You can find more information about Unocal and Chevron from various sources described under the heading “Additional Information for Stockholders — Where You Can Find More Information” beginning on page S-33 of this supplement.

Q:	Whom do I call if I have questions about the meeting or the merger?

A:	If you have any questions about the amended merger agreement or if you need additional copies of this supplement, the June 29 proxy statement/prospectus or the enclosed proxy card, you should contact:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
(800) 322-2885

If you need an additional election form, you should contact the exchange agent:
Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
(866) 865-6324

SUMMARY OF AMENDMENT TO THE MERGER AGREEMENT
      On July 19, 2005, Unocal and Chevron entered into Amendment No. 1 to the Agreement and Plan of Merger, dated April 4, 2005, by and among Unocal, Chevron and Blue Merger Sub Inc., a wholly owned subsidiary of Chevron. The June 29 proxy statement/ prospectus includes the original merger agreement as an annex and also includes a summary of the merger agreement, beginning on page 55 of that proxy statement/ prospectus.
      The amendment to the merger agreement is included as Annex A to this supplement and is incorporated by reference into this discussion. The following discussion summarizes the material changes that the amendment to the merger agreement made to the original merger agreement and the material effects of these changes.
Increase in Merger Consideration
      The amendment to the merger agreement provides for an increase in the merger consideration to be received by Unocal stockholders in the merger. Under the merger agreement, as amended, you will have the right to elect to receive, for each Unocal share that you own:

•	a combination of 0.618 of a share of Chevron common stock and $27.60 in cash;

•	1.03 shares of Chevron common stock; or

•	$69 in cash.
      Unocal stockholders may elect to receive one of these three categories of consideration. Unless you make an all-cash or an all-stock election, you will receive the mixed consideration in the merger. In addition, the all-cash and all-stock elections are subject to proration in order to preserve an overall per share mix of 0.618 of a share of Chevron common stock and $27.60 in cash for all of the outstanding shares of Unocal common stock taken together, providing a blended value of approximately $63.01 per share of Unocal common stock based on the closing price of Chevron common stock on the day that Unocal and Chevron entered into the amendment to the merger agreement. In the aggregate, Chevron will issue approximately 168 million shares of Chevron common stock and pay approximately $7.5 billion in cash in the merger.
Proration of the Stock and Cash Elections
      The following discussion updates the discussion in the section entitled “The Merger Agreement — Merger Consideration — Explanation of the Proration of the Stock and Cash Elections” beginning on page 56 of the June 29 proxy statement/ prospectus, in light of the amendment to the merger agreement.
      The total amount of cash that will be paid to holders of Unocal common stock in the merger will be equal to $27.60 multiplied by the total number of shares of Unocal common stock outstanding immediately prior to completion of the merger (less any dissenting shares and any shares held by Unocal or Chevron). The overall amount of Chevron common stock that will be issued in the merger to holders of Unocal common stock will be equal to the product of (x) the total number of shares of Unocal common stock outstanding immediately prior to completion of the merger (less any dissenting shares and any shares held by Unocal or Chevron) multiplied by (y) 0.618. All-stock and all-cash elections are subject to proration to preserve an overall per share mix of 0.618 of a share of Chevron common stock and $27.60 in cash for all of the outstanding shares of Unocal common stock taken together. Therefore, unless the number of all-stock elections is significantly greater than the number of all-cash elections, Unocal stockholders making the all-cash election will not receive $69.00 in cash for each share of Unocal common stock, but instead will receive a mix of stock and cash calculated to preserve the overall mix of stock and cash described above, after taking into account all of the elections made by all of the Unocal stockholders. In all cases, Unocal stockholders who make the all-cash election will receive at least as much cash as is received by stockholders electing the mixed merger consideration. Similarly, if too few stockholders elect the all-cash consideration, Unocal stockholders making the all-stock election will not receive 1.03 shares of Chevron common stock for each share of Unocal common stock, but instead will receive a mix of stock and cash calculated to preserve the overall stock and cash mix described above, after taking into account all of the elections made by all of the Unocal stockholders. In all cases, Unocal stockholders who make the all-stock election will receive at least as much stock as is received by stockholders electing the mixed merger consideration. Unocal stockholders who elect the mixed merger consideration will not be subject to proration.
      We illustrate below how the proration mechanism will be used. For ease of reference, we refer to the amount of cash derived by multiplying $27.60 by the total number of shares of Unocal common stock outstanding immediately prior to the completion of the merger (less any dissenting shares and any shares held by Unocal or Chevron) as the “aggregate cash amount.”

Proration If Too Much Cash Is Elected
      Unless the number of all-stock elections is significantly greater than the number of all-cash elections, Unocal stockholders making the all-cash election will not receive $69.00 in cash for each share of Unocal common stock, but instead will receive a mix of stock and cash calculated in the following manner:

•	Step 1: Derive the available cash election amount: The available cash election amount is the aggregate cash amount minus the amount of cash to be paid in respect of shares of Unocal common stock as to which a valid election for the mixed merger consideration was made or is deemed to have been made.

•	Step 2: Derive the elected cash amount: The elected cash amount is an amount equal to $69.00 multiplied by the number of shares of Unocal common stock as to which a valid all-cash election was made.

•	Step 3: Derive the cash proration factor: The cash proration factor equals the available cash election amount divided by the elected cash amount.

•	Step 4: Derive the prorated cash merger consideration: The prorated cash merger consideration is an amount in cash equal to $69.00 multiplied by the cash proration factor.

•	Step 5: Derive the prorated stock merger consideration: The prorated stock merger consideration is a number of shares of Chevron common stock equal to (x) 1.03 multiplied by (y) a number equal to 1 minus the cash proration factor.

•	Step 6: Determine the stock and cash mix: Each share of Unocal common stock as to which a valid all-cash election was made will be converted into the right to receive the prorated cash merger consideration and the prorated stock merger consideration.

Proration If Too Many Shares of Chevron Common Stock Are Elected
      If too few stockholders elect the all-cash consideration, Unocal stockholders making the all-stock election will not receive 1.03 shares of Chevron common stock for each share of Unocal common stock, but instead will receive a mix of stock and cash calculated in the following manner:

•	Step 1: Derive the available cash election amount: As stated above, the available cash election amount is the aggregate cash amount minus the amount of cash to be paid in respect of shares of Unocal common stock as to which a valid election for mixed merger consideration was made or is deemed to have been made.

•	Step 2: Derive the elected cash amount: As stated above, the elected cash amount is an amount equal to $69.00 multiplied by the number of shares of Unocal common stock as to which a valid all-cash election was made.

•	Step 3: Derive the excess cash amount: The excess cash amount is the difference between the available cash amount and the elected cash amount.

•	Step 4: Derive the prorated cash merger consideration: The prorated cash merger consideration is an amount in cash equal to the excess cash amount divided by the number of shares of Unocal common stock as to which a valid all-stock election was made.

•	Step 5: Derive the stock proration factor: The stock proration factor is a fraction the numerator of which is equal to $69.00 minus the per share prorated cash consideration calculated in Step 4 and the denominator of which is $69.00.

•	Step 6: Derive the prorated stock merger consideration: The prorated stock merger consideration is a number of shares of Chevron common stock equal to 1.03 multiplied by the stock proration factor.

•	Step 7: Determine the stock and cash mix: Each share of Unocal common stock as to which a valid all-stock election was made will be converted into the right to receive the prorated cash merger consideration and the prorated stock merger consideration.
Dissenting Shares
      Under the amended merger agreement, any stockholder that has properly complied with the appraisal rights provisions contained in Section 262 of the Delaware General Corporation Law as of the election deadline but subsequently withdraws the demand for appraisal (or otherwise forfeits its appraisal rights) will receive the mixed merger consideration (or the all-stock consideration, if necessary to preserve the intended tax treatment of the merger). See “The Merger — Appraisal Rights” beginning on page 37 of the June 29 proxy statement/ prospectus for more information.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA
      Set forth below are the Chevron and Unocal historical and pro forma amounts per share of common stock for income from continuing operations, cash dividends and book value. The exchange ratio for the pro forma computations is 0.618 of a share of Chevron common stock for each share of Unocal common stock. The basic consideration for the transaction is 0.618 of a share of Chevron common stock and $27.60 in cash for each share of Unocal common stock outstanding immediately prior to completion of the merger.
      You should read the information below together with the historical financial statements and related notes contained in the Chevron and Unocal Annual Reports on Form 10-K for the year ended December 31, 2004, and other information filed with the SEC and incorporated by reference. See “Additional Information for Stockholders — Where You Can Find More Information” on page S-33 of this supplement.
      The unaudited pro forma combined data below is for illustrative purposes only. The pro forma adjustments for the balance sheet are based on the assumption that the transaction was consummated on March 31, 2005. The pro forma adjustments for the income statements are based on the assumption that the transaction was consummated on January 1, 2004.
      The financial results may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or of the future results of the combined company. See “Notes Concerning the Preliminary Estimate of the Deemed Purchase Price for Unocal” on the following page for a discussion of the pro forma financial data used in the comparative per-share amounts in the table below.

	Three Months Ended	Year Ended
	March 31, 2005(1)	December 31, 2004(1)

Chevron historical(2)
Income from continuing operations — basic	$1.28	$6.16
Income from continuing operations — diluted	1.28	6.14
Cash dividends	0.40	1.53
Book value at end of period	22.21	21.47
Chevron pro forma combined(2)
Income from continuing operations — basic	1.37	6.17
Income from continuing operations — diluted	1.36	6.13
Cash dividends(3)	0.40	1.53
Book value at end of period	25.94	N/A	(4)
Unocal historical
Income from continuing operations — basic	1.66	4.36
Income from continuing operations — diluted	1.64	4.25
Cash dividends	0.20	0.80
Book value at end of period	21.64	19.82
Unocal pro forma (equivalent)(5)
Income from continuing operations — basic	0.85	3.81
Income from continuing operations — diluted	0.84	3.79
Cash dividends	0.25	0.95
Book value at end of period	16.03	N/A	(4)

(1)	No adjustments have been made for events occurring after the period for which data are presented. On July 8, 2005, Unocal entered into an agreement with Pogo Producing Company to sell all of the outstanding capital stock in Unocal’s wholly owned Canadian subsidiary, Northrock Resources Ltd., to Pogo for $1.8 billion in cash. See “Recent Developments” on page S-13 of this supplement for additional information.

(2)	Both periods reflect a two-for-one stock split effected as a 100 percent stock dividend in September 2004.

(3)	Same as Chevron historical since no change in dividend policy is expected as a result of the merger. In April 2005, Chevron increased its quarterly dividend to $0.45 per share.

(4)	Book value is presented on a pro forma basis only for the most recent balance sheet date, March 31, 2005.

(5)	Derived using per-share amounts for “Chevron pro forma combined” times the exchange ratio of 0.618 Chevron common shares for each Unocal common share. This computation does not include the benefit to the Unocal stockholder of the cash component of the transaction.

Notes Concerning the Preliminary Estimate of the Deemed Purchase Price for Unocal
      The preliminary estimate of the deemed purchase price for Unocal is $17.284 billion, composed of the following:

(Millions of dollars)

Cash — (272,295,814 Unocal shares times $27.60 per share)	$7,515
Chevron stock — 272,295,814 Unocal shares times 0.618 shares times $56.92 per Chevron share	9,579
(Weighted-average price of Chevron stock for a five-day period beginning two days before the date of announcement of amendment to merger agreement)
Unocal stock options — estimated fair value that will fully vest at the date of close	168
Transaction costs — estimated direct fees	22

Total	$17,284

      This estimated purchase price does not represent a significant acquisition for Chevron under the significance tests of the SEC for business combinations. That is, each of the following tests computes to a measure less than 20 percent:

•	Purchase price as a percentage of total assets of Chevron at December 31, 2004.

•	Unocal assets as a percentage of Chevron assets at December 31, 2004.

•	Unocal before-tax income from continuing operations for the year ending December 31, 2004, as a percentage of Chevron before-tax income from continuing operations for the same period.
      The pro forma per-share data on the previous page were based on a preliminary allocation of the $17.284 billion purchase price to the estimated fair values of the Unocal assets and liabilities at March 31, 2005. An independent appraisal firm was engaged to provide estimates of the fair values of tangible and intangible assets. These and other preliminary estimates will change as additional information becomes available and is assessed by Chevron and the valuation firm.
      The $17.284 billion purchase price was allocated as follows:

	(Millions of dollars)

Carryover basis of Unocal net assets		$5,878
Net increase in assets to estimated fair value:
Upstream — Proved properties	3,938
Upstream — Unproved properties	5,888
Midstream and other assets	1,459	11,285

Net increase in liabilities to fair value, including $4,305 million of deferred income taxes		(4,909)
Goodwill		5,030

Total		$17,284

      Chevron deems the $5.0 billion of goodwill to represent benefits of the acquisition that are additional to the fair values of the individual assets and liabilities acquired. Chevron believes the “going-concern” element of the Unocal businesses presents the opportunity to earn a higher rate of return on the assembled collection of net assets than would be expected if those assets were acquired separately. These benefits include growth opportunities in upstream Asia-Pacific, Gulf of Mexico and Caspian regions, some of which contain Unocal operations that are complementary to those of Chevron. Chevron also expects to achieve cost savings through the elimination of duplicate activities, high-grading of the asset portfolio and sharing of best practices in the operations of each company.
      Not included in the initial purchase price allocation was an expected liability for the combined company’s restructuring activities following the date of close, including severance costs associated with a workforce reduction for redundant operations. As plans for these restructuring activities become finalized, the associated liability will be among the final adjustments to the purchase price allocation.
      The effects of the purchase accounting estimates discussed above on the pro forma income from continuing operations and reflected in the per-share amounts on page S-11 of this supplement were not significant. The largest of the pro forma adjustments related to depreciation, depletion and amortization expense for the increase in properties to their fair values. These net pro forma adjustments were approximately 1% of the historical amounts for the combined Unocal and Chevron income from continuing operations for both the year ended December 31, 2004, and the three months ended March 31, 2005.

COMPARATIVE MARKET VALUE OF SECURITIES
      The following table sets forth the closing price per share of Chevron common stock and the closing price per share of Unocal common stock on April 1, 2005 (the last business day preceding the public announcement of the merger agreement), July 19, 2005 (the last business day preceding the public announcement of the amended merger agreement) and July 21, 2005 (the most recent practicable trading date). The table also presents the equivalent market value per share of Unocal common stock using the terms of the original merger agreement for April 1, 2005, and using the terms of the revised merger agreement for July 19 and July 21, 2005:

•	for a mixed election, by multiplying the closing price per share of Chevron common stock on April 1, 2005 by the original mixed election exchange ratio of 0.7725 and adding $16.25 and on each of July 19 and July 21, 2005 by the mixed election exchange ratio of 0.618 and adding $27.60; and

•	for an all-stock election, by multiplying the closing price per share of Chevron common stock on each of the dates by the all-stock election exchange ratio of 1.03, assuming no proration.
      You are urged to obtain current market quotations for shares of Chevron common stock and Unocal common stock before making a decision with respect to the merger.
      No assurance can be given as to the market prices of Chevron common stock or Unocal common stock at the closing of the merger. Because the exchange ratio will not be adjusted for changes in the market price of Chevron common stock, the market value of the shares of Chevron common stock that holders of Unocal common stock will receive at the effective time of the merger may vary significantly from the market value of the shares of Chevron common stock that holders of Unocal common stock would have received if the merger were consummated on the date of the merger agreement or on the date of this supplement.

	Closing Price per Share

	April 1, 2005		July 19, 2005	July 21, 2005

Chevron Common Stock	$59.31		$57.30	$56.97
Unocal Common Stock	$64.35		$64.99	$64.90
Unocal Mixed Election Equivalent	$62.07	[1]	$63.01	$62.81
Unocal Stock Election Equivalent (assuming no proration)	$61.09		$59.02	$58.68
Unocal Cash Election (assuming no proration)	$65.00	[1]	$69.00	$69.00

(1)	Applying the terms of the amended merger agreement to April 1, 2005, stock prices for Chevron and Unocal, the Unocal Mixed Election Equivalent would have an equivalent market value per share of $64.25 and the Unocal Cash Election would have a value per share of $69.00.

HISTORICAL MARKET PRICE AND DIVIDEND DATA
      The following table sets forth the high and low intraday trading price per share of Chevron and Unocal common stock, as adjusted for all stock splits and as reported on the New York Stock Exchange, for the periods indicated:

	Chevron(1)			Unocal

For the quarterly period ended:	High	Low	Dividends	High	Low	Dividends

2002
March 31, 2002	$45.80	$40.40	$0.35	$39.24	$33.09	$0.20
June 30, 2002	$45.52	$41.78	$0.35	$39.70	$35.25	$0.20
September 30, 2002	$44.47	$32.82	$0.35	$36.92	$29.14	$0.20
December 31, 2002	$37.72	$32.70	$0.35	$32.40	$26.58	$0.20
2003
March 31, 2003	$35.20	$30.65	$0.35	$31.76	$24.97	$0.20
June 30, 2003	$38.11	$31.06	$0.35	$31.38	$26.14	$0.20
September 30, 2003	$37.28	$35.02	$0.36	$32.45	$27.79	$0.20
December 31, 2003	$43.49	$35.57	$0.37	$37.08	$30.72	$0.20
2004
March 31, 2004	$45.71	$41.99	$0.36	$39.40	$35.12	$0.20
June 30, 2004	$47.50	$43.95	$0.37	$39.70	$34.18	$0.20
September 30, 2004	$54.49	$46.21	$0.40	$43.50	$34.65	$0.20
December 31, 2004	$56.07	$50.99	$0.40	$46.50	$40.56	$0.20
2005
March 31, 2005	$63.15	$50.40	$0.40	$63.98	$41.06	$0.20
June 30, 2005	$59.48	$49.81	$0.45	$66.50	$53.44	$0.20
July 1 - July 21, 2005	$58.99	$56.11	—	$66.79	$64.05	—

(1)	Prices in all periods have been adjusted for two-for-one stock split effected as a 100 percent stock dividend in September 2004.

RECENT DEVELOPMENTS
Regulatory Approvals
      On June 10, 2005, the U.S. Federal Trade Commission accepted for public comment a proposed agreement and consent order to resolve the only competitive issue identified by the FTC in its review of the proposed merger between Unocal and Chevron. Under the terms of the agreement, upon the consummation of the merger, Chevron and Unocal will take steps to cease enforcing Unocal’s patents for reformulated gasoline. Acceptance of the agreement terminated the HSR waiting period. The agreement was placed on the public record for a 30-day public comment period, which expired on July 9, 2005.
Sale of Northrock Resources
      On July 8, 2005, Unocal entered into an agreement with Pogo Producing Company to sell all of the outstanding capital stock in Unocal’s wholly owned Canadian subsidiary, Northrock Resources Ltd., to Pogo for $1.8 billion in cash. Unocal expects to realize after-tax proceeds from the sale of approximately $1.5 billion.
      Northrock represents essentially all of Unocal’s Canadian oil and gas reserves and production. Based on Unocal’s recent financial reports, Canada accounted for less than 7 percent of Unocal’s worldwide hydrocarbon reserves (year-end 2004) and production (quarter ended March 31, 2005). The Northrock transaction, which is subject to customary Canadian regulatory approvals, is expected to close in the third quarter of 2005.
Congressional Reaction to CNOOC Bid
      On July 1, the House of Representatives passed House Resolution 3058 appropriating funds for the U.S. Department of the Treasury for fiscal year 2006, which also prohibited the use of those funds to recommend approval of the sale of Unocal to CNOOC Limited.
      On July 13, Representative Pombo, Chairman of the House Committee on Resources, wrote to Representative Joe Barton, Chairman of the House Committee on Energy and Commerce, to propose an amendment to the Conference Report for the Energy Policy Act of 2005 that would require the Secretary of Energy to conduct a 180-day review of issues surrounding the energy policy of the People’s Republic of China prior to the commencement of the review by the Committee on Foreign Investments in the United States (CFIUS) of CNOOC’s proposed acquisition of Unocal.
      On July 20, Senator Charles Schumer of New York introduced an amendment to the Foreign Operations Appropriations bill (HR 3057), which passed the Senate by voice vote. The amendment would delay any U.S. governmental approval of any acquisition by a foreign government-owned entity of a U.S. company until 30 days after delivery of an assessment by the Secretary of State as to whether there are reciprocal laws allowing for similar transactions in that foreign country. Neither this amendment nor the House Resolution discussed above is subject to a corresponding provision in legislation passed by the other body of Congress and thus enactment of such provisions into law would require adoption by the other body of Congress, as to which there can be no assurance.
Stockholder Litigation
      The section entitled “Recent Developments” in the proxy statement/prospectus dated June 29, 2005 described purported class actions brought on behalf of public stockholders of Unocal and filed in the Superior Court for the State of California, County of Los Angeles. Plaintiff’s counsel has informed Unocal’s counsel that plaintiffs intend to make a motion for an injunction that would, among other things, result in a delay or postponement of the scheduled August 10, 2005 shareholder vote. The court has scheduled a hearing with respect to such a motion for August 5, 2005.

UPDATE TO BACKGROUND OF THE MERGER
      The June 29 proxy statement/ prospectus describes the background of the merger up to and including that date. The discussion below supplements that description.
      As disclosed in the June 29 proxy statement/ prospectus, on April 4, David O’Reilly, chairman of the board and chief executive officer of Chevron, and Charles R. Williamson, chairman of the board and chief executive officer of Unocal, signed a merger agreement and shortly thereafter Unocal and Chevron announced the transaction to the public through a joint press release issued before the opening of trading. The merger transaction provided for the conversion of outstanding Unocal shares into (i) 0.7725 of a share of Chevron common stock and $16.25 in cash per Unocal share, (ii) Chevron common stock at an exchange ratio of 1.03 Chevron shares per Unocal share or (iii) $65 in cash per Unocal share, with the all-stock and all-cash elections subject to proration to preserve an overall per share mix of 0.7725 of a share of Chevron common stock and $16.25 in cash for all of the outstanding shares of Unocal common stock taken together.
      On June 1, the chairman and chief executive officer of CNOOC Limited communicated by telephone to a senior executive of Unocal that CNOOC was continuing to consider an acquisition proposal for Unocal, and that CNOOC intended to present an offer to Unocal in the next few days. No further details were conveyed to Unocal with respect to the terms or timing of any potential offer. The Unocal executive did not respond to the CNOOC executive at that time, other than to affirm the existence of contractual limitations on Unocal’s ability to discuss such matters with CNOOC. The same day, Unocal notified Chevron of the conversation.
      On June 22, Mr. Fu Chengyu, chairman and chief executive officer of CNOOC, telephoned Mr. Williamson and told him that Unocal would be receiving a merger proposal from CNOOC to acquire all outstanding shares of Unocal for $67 per share in cash. Thereafter, CNOOC announced the merger proposal, and later that day provided documentation, which indicated that the acquisition would be financed through approximately $16 billion of debt and approximately $3 billion of available cash of CNOOC and Unocal.
      CNOOC attached to its written proposal commitment letters from three financing sources. The largest of these financing commitments was from the China National Offshore Oil Corporation (referred to as CNOOC Parent), which is wholly owned by the government of the People’s Republic of China and which, as of this date, owns approximately 70.6% of the issued share capital of CNOOC. CNOOC Parent agreed to finance up to $7 billion of the purchase price in the form of subordinated debt financing, $2.5 billion of which would be in the form of a 30-year interest-free loan and up to $4.5 billion of which would be in the form of a 30-year loan bearing interest at 3.5% per annum, although that interest would not be payable if CNOOC’s credit rating dropped below a certain threshold. Any interest not paid because of such a drop in CNOOC’s credit rating would not cumulate and would never be payable. This CNOOC Parent financing would not include events of default and the $2.5 billion interest-free loan would include no affirmative or negative covenants. CNOOC Parent could require CNOOC to prepay the principal amount of the $4.5 billion loan no earlier than the fifth anniversary of the funding date and in any event only if CNOOC’s credit rating after such prepayment would remain at or above BBB. The $2.5 billion interest-free loan would be prepayable at par out of the net cash proceeds of any equity offering by CNOOC, and CNOOC would be obligated to raise sufficient cash proceeds to repay such loan within two years after funding, with CNOOC Parent agreeing to purchase its proportionate share of such an offering under certain circumstances. Industrial and Commercial Bank of China, which is also wholly owned by the government of the People’s Republic of China, committed to lend $6 billion in the form of a 364-day bridge loan facility bearing interest at LIBOR plus 50 basis points. Goldman Sachs Credit Partners L.P. and JP Morgan Chase Bank, N.A. also committed to provide, in the aggregate, $3 billion in the form of a 364-day bridge loan facility bearing interest at LIBOR plus 37.5 basis points and otherwise on substantially the same terms as the Industrial and Commercial Bank of China financing. Each financing commitment was subject to several conditions, including the completion of definitive documentation.
      CNOOC also attached to its written proposal a draft merger agreement, which, according to CNOOC, reflected its view of the status of its negotiations with Unocal as of the morning of April 2,

when Mr. Fu informed Mr. Williamson that CNOOC was not prepared to present a proposal to the Company’s board. In its June 22 package, CNOOC also included a draft commitment by CNOOC Parent, in the form of a voting agreement, to vote in favor of a transaction with Unocal, in light of the fact that, under the rules of the Hong Kong Stock Exchange, CNOOC shareholder approval was a condition to CNOOC’s completion of the transaction.
      On that same day (but before receiving the additional documentation from CNOOC), the board of directors of Unocal met telephonically to discuss developments relating to the CNOOC proposal and the merger with Chevron. As a result of this meeting, Unocal announced that the board intended to evaluate the CNOOC proposal in a manner consistent with its fiduciary duties and Unocal’s obligations under the merger agreement with Chevron and that the recommendation of its board of directors in favor of the merger with Chevron remained in effect. Unocal’s advisors provided Chevron’s advisors with copies of the relevant documentation received from CNOOC that day, in accordance with Unocal’s obligations under the Chevron merger agreement, and discussed with Chevron’s advisors the possibility for Unocal to engage in discussions with CNOOC immediately regarding CNOOC’s proposal.
      On June 23, Chevron granted Unocal a waiver under the merger agreement enabling Unocal, at any time prior to the date of the Unocal stockholder vote on the merger with Chevron, to negotiate with CNOOC and its representatives without the need for Unocal’s board to make certain threshold determinations that otherwise would be required under the Chevron merger agreement. That same day, Unocal’s advisors contacted CNOOC’s advisors to commence negotiations relating to the CNOOC proposal. Unocal’s management and advisors also continued to evaluate the threshold issues that remained to be addressed in the March and April negotiations with CNOOC, including issues relating to enforceability of any agreement with CNOOC and to CNOOC’s likelihood of obtaining requisite regulatory approvals in the United States (including the approval of CFIUS) and Hong Kong (including any approvals required to be granted by the Hong Kong Stock Exchange).
      On June 27, Mr. Williamson contacted Mr. Fu by telephone to discuss the anticipated process and timing for renewed negotiations and information exchange. Mr. Williamson expressed to Mr. Fu the board’s intention to pursue the transaction that represented the greater stockholder value, based on the board’s assessment of the consideration offered and the certainty of consummation. Mr. Williamson informed Mr. Fu that Unocal’s board intended to act quickly to evaluate the CNOOC proposal, particularly in light of Unocal’s contractual obligation to hold a stockholder vote on the Chevron merger promptly after finalizing Chevron’s registration statement. Mr. Williamson also noted the need for the parties to work together to resolve quickly key threshold issues, including certainty of closing and enforceability of any agreement against CNOOC and CNOOC Parent.
      Also on June 27, Mr. O’Reilly sent to Mr. Williamson a memorandum detailing key issues raised by the CNOOC proposal that, in Chevron’s view, mitigated the price differential between the two proposals. Mr. O’Reilly requested that Mr. Williamson deliver the memorandum to the Unocal directors.
      On June 28-30, representatives of Unocal’s and CNOOC’s management, as well as their respective advisors, held face-to-face meetings to discuss key issues relating to the CNOOC proposal. At the initial June 28 meeting, Unocal’s management and advisors echoed Mr. Williamson’s statement to Mr. Fu on the previous day to the effect that Unocal’s objective was to obtain the greatest possible stockholder value considering all relevant factors. Unocal’s representatives also made clear to CNOOC that the purpose of the June 28 meeting was to gather information to assist the board in understanding the CNOOC proposal, including assessing any uncertainties relating to that proposal, and that, until progress could be made in understanding these issues, and clear guidance was obtained from Unocal’s board, neither Unocal nor its advisors was yet in a position to negotiate financial terms.
      On June 28, at the conclusion of the first day of meetings, the Unocal board held a telephonic meeting, at which Mr. Williamson, along with Unocal’s senior management and advisors, provided an update to the board of developments since the previous meeting and, in particular, of the discussions with CNOOC held earlier that day, and reviewed the points raised in the Chevron memorandum. At the conclusion of the board meeting, the board instructed Unocal’s senior management to continue negotiations with CNOOC, and specifically noted the need to address the major contractual risks relating to the CNOOC proposal, including the enforceability of agreements with CNOOC, before discussing its economic terms. On June 29, Unocal management forwarded the Chevron memorandum to each director.
      Beginning on June 29, and continuing through the following two weeks, representatives of CNOOC conducted additional due diligence on Unocal. In this process, Unocal provided additional non-public information to CNOOC and its representatives. This information was subject to the existing confidentiality agreement between Unocal and CNOOC, and, to the extent not previously provided to Chevron, was provided to Chevron promptly after being made available to CNOOC, as required by the Chevron merger agreement.
      At the June 29-30 meetings, Unocal’s management expressed the need to address contractually certain fundamental matters that, based on Unocal’s prior evaluation of proposals from CNOOC and its evaluation of the most recent CNOOC proposal, would be of particular concern to Unocal’s board and consequently required resolution before discussing the economic terms of CNOOC’s proposal. These matters included questions as to the enforceability of the proposed agreements against CNOOC (a Hong Kong entity) and CNOOC Parent (a company organized under the laws of the People’s Republic of China and owned by that country’s government); matters relating to U.S. regulatory review, particularly CFIUS approval (including the anticipated timing and likelihood of obtaining regulatory clearances); commitments relating to divestitures of non-U.S. assets if necessary to obtain required consents for the transaction; the impact on the proposed transaction of any future changes in Chinese or Hong Kong law; and Unocal’s request that CNOOC assume responsibility for Unocal’s obligation to pay termination fees of up to $500 million to Chevron were Chevron to terminate the Chevron merger agreement for reasons attributable to the proposed CNOOC transaction or to the inability to obtain the approval of Unocal’s stockholders for the Chevron merger. As a result of these meetings, Unocal and CNOOC in principle agreed to the creation by CNOOC of an escrow of $2.5 billion to be held in the United States by a U.S. bank, which amount would be available to satisfy claims brought by Unocal resulting from CNOOC’s failure to close due to breach by CNOOC of the merger agreement; and the payment by CNOOC directly of any termination fees payable by Unocal to Chevron under the Chevron merger agreement.
      On June 29, Unocal’s legal advisors sent a draft merger agreement to CNOOC’s legal advisors, and the parties commenced negotiations relating to the documentation of CNOOC’s proposal and the items referred to in the previous paragraph. During the following weeks, the parties continued negotiations relating to the documents, with a view to substantially completing all documentation prior to the next Unocal board meeting, which had been scheduled for July 14. During this time, Unocal also continued to consult with outside advisors on matters relating to regulatory approvals in the United States and Hong Kong (including the requirements and potential timing of such approvals), the features of a satisfactory escrow arrangement and issues relating to enforceability. Also during this time, senior management of Unocal kept Chevron representatives apprised of developments of negotiations, as required under the terms of the Chevron merger agreement.
      On July 1, CNOOC filed a notice with CFIUS requesting initiation of CFIUS’s review process relating to a potential transaction between CNOOC and Unocal.
      On July 8, Mr. Williamson discussed with Mr. O’Reilly by telephone the status of Unocal’s negotiations with CNOOC. Mr. Williamson noted to Mr. O’Reilly that the discussions with CNOOC had advanced significantly during the previous weeks. On July 11, pursuant to Unocal’s obligations under the Chevron merger agreement, Unocal’s management provided to Chevron a summary of the material terms of the then-current draft merger agreement with CNOOC.
      On July 11-13, Unocal and its advisors continued discussions with Chevron and CNOOC and their respective advisors with a view to seeking improvements in the terms of each party’s proposed transaction prior to the July 14 Unocal board meeting. In connection with those discussions, Unocal’s advisors conveyed to CNOOC’s advisors their expectation that the Unocal board would be willing to accept the considerably greater degree of transaction risk associated with the CNOOC proposal, as compared with the Chevron transaction, if the board were presented with a CNOOC proposal at a price that could be viewed as sufficient to compensate Unocal’s stockholders for the additional risks. Also during this time, Messrs. Williamson and O’Reilly spoke on two occasions. In those conversations, Mr. Williamson informed Mr. O’Reilly that discussions with CNOOC had progressed significantly. Mr. Williamson also stated to

Mr. O’Reilly that he had spoken with several Unocal board members individually and informed Mr. O’Reilly that the directors with whom Mr. Williamson had spoken viewed the value differential between the Chevron transaction and the CNOOC bid, in light of the status of negotiations between Unocal and CNOOC during the prior weeks, as potentially too significant to warrant continued board support of a Chevron transaction. Mr. Williamson also expressed to Mr. O’Reilly his concern that, at its current value, the Chevron proposal might not be approved by Unocal’s stockholders. Mr. O’Reilly noted his desire to present fully his position to Unocal’s board and, in that connection, presented to Mr. Williamson a second memorandum from Chevron, which was prepared based on the summary that Unocal had provided to Chevron and which detailed Chevron’s position as to the uncertainties surrounding the CNOOC proposal and the superiority of the Chevron transaction. At that time, Mr. O’Reilly also offered to make himself available to Unocal board members to discuss the Chevron transaction. Messrs. Williamson and O’Reilly also discussed the process for communications between the parties subsequent to the July 14 board meeting, and Mr. Williamson told Mr. O’Reilly that, after receiving guidance from the board at the upcoming meeting, he would call both Mr. O’Reilly and Mr. Fu to discuss next steps.
      On July 13, it was reported that CFIUS would not commence its review of the CNOOC transaction unless and until Unocal and CNOOC were to reach a definitive agreement. On that same day, the House of Representatives held hearings to address whether there were national security concerns raised by the proposed transaction.
      On July 14, the Unocal board met and was briefed on the status of negotiations with CNOOC and recent discussions with Chevron. The board also discussed with its outside legal and financial advisors the principal material risks, including risks relating to regulatory timing and certainty of closing, associated with the CNOOC proposal on the terms that had been negotiated. After discussing the material terms of the contractual arrangements relating to the CNOOC proposal, as well as the matters raised in the memorandum that Mr. O’Reilly had delivered to Mr. Williamson (a copy of which had been distributed to directors prior to the meeting), the board authorized Mr. Williamson to contact Messrs. Fu and O’Reilly to seek an improved proposal from each so that the board would be in a position to fully evaluate the CNOOC proposal (including whether to change or withdraw its recommendation of the Chevron transaction) at a telephonic meeting on July 17. The consensus of the board at that meeting was that, in light of the current value differential between the Chevron merger agreement and the CNOOC proposal and assuming that neither Chevron nor CNOOC improved the financial terms of its proposed transaction, the board’s inclination would be to withdraw its recommendation of the Chevron transaction. The board also expressed the view that, in light of the CNOOC proposal and assuming no improvement in the financial terms of the Chevron merger, it was unlikely that Unocal’s stockholders would approve the Chevron merger at the special meeting of stockholders. After the board meeting, Mr. Williamson called Mr. Fu to advise him of the outcome of the board meeting, including the board’s views concerning the risks attendant to a potential CNOOC transaction and his expectation that the Unocal board would be willing to accept those risks if CNOOC were to offer a price sufficient, in the board’s view, to compensate Unocal’s stockholders for the additional risk. Mr. Williamson thus emphasized to Mr. Fu that CNOOC should offer a higher per share transaction price. Mr. Fu informed Mr. Williamson that he would consider the matters discussed, and that he would call Mr. Williamson on July 16.
      On July 15, Mr. Williamson called Mr. O’Reilly and advised him of the board’s discussions and of the likelihood that, unless Chevron improved the financial terms of its merger, the board would be inclined to change its recommendation and deliver a notice to Chevron to that effect, pursuant to the terms of the Chevron merger agreement. After Messrs. Williamson and O’Reilly spoke, members of Unocal’s and Chevron’s senior management, and their respective advisors, discussed the status of Unocal’s negotiations with CNOOC and agreed that Mr. Williamson would contact Mr. O’Reilly before Unocal intended to deliver any formal notice of an intended change of recommendation. On that day, in accordance with Unocal’s obligations under the Chevron merger agreement, Unocal’s legal advisors sent to Chevron’s advisors the then-current draft of the merger agreement with CNOOC, and in the following days provided to Chevron’s advisors copies of agreements relating to the escrow and voting arrangements with CNOOC Parent.

      Also on July 15, CNOOC’s advisors informed Unocal that CNOOC had transferred to its accounts in the United States $2.5 billion of the funds that would be escrowed pursuant to the contractual arrangements that Unocal and CNOOC had negotiated, and that such funds were available to be deposited in escrow. CNOOC’s advisors informed Unocal that the remaining $500 million would be available to be deposited into escrow by July 18. That same day, Mr. Williamson contacted Mr. Fu and again requested that CNOOC increase its price. Mr. Williamson also observed to Mr. Fu that a sufficiently large increase in the proposed consideration could likely result in a conclusion of the process, and he urged Mr. Fu to make his best offer.
      On July 16, Mr. Fu called Mr. Williamson and informed him that, although CNOOC’s board had authorized an increase in the CNOOC proposal to $69 per share in cash, CNOOC was not prepared to raise the proposed per share consideration beyond $67 per share. Mr. Fu discussed with Mr. Williamson the possibility of raising the proposed price to $69 but noted that, in such event, CNOOC would require Unocal to pay the termination fees due to Chevron under the Chevron merger agreement and in addition would require specific actions to be taken by Unocal in support of a CNOOC transaction, prior to the termination of the Chevron merger agreement, including with respect to efforts to influence the U.S. Congress. Mr. Williamson noted to Mr. Fu that Unocal’s contractual obligations pursuant to the Chevron merger agreement would prevent such actions by Unocal, and he expressed dissatisfaction that Mr. Fu sought to reopen negotiations with respect to the previously-agreed treatment of the Chevron termination fee.
      On July 17, the board met telephonically and was briefed by Mr. Williamson on his conversations with both Messrs. O’Reilly and Fu. Unocal’s senior management and advisors also updated the board on the status of the agreements with CNOOC. After discussion, the board authorized Mr. Williamson to speak with Mr. O’Reilly to notify him of the status of the CNOOC discussions and the likelihood that, absent an improvement in the terms of the Chevron merger, the board would be inclined to change its recommendation, and to ask Mr. O’Reilly to present any revised proposal that Chevron wished to make by midday, Pacific time, on July 19, the date set for the next Unocal board meeting. Following the board meeting, Mr. Williamson called Mr. O’Reilly and conveyed that information and request.
      Messrs. Williamson and O’Reilly spoke on July 18, at which time Mr. O’Reilly updated Mr. Williamson on his discussions with members of Chevron’s board.
      By July 17, Unocal’s and CNOOC’s advisors had substantially completed negotiation of the key documentation relating to the potential CNOOC transaction. The principal draft agreements that resulted from these negotiations — a merger agreement, an escrow agreement for the $2.5 billion escrow and a voting agreement that would be executed by CNOOC Parent — are attached to this supplement as Annexes C, D and E, respectively.
      On July 19, Mr. O’Reilly called Mr. Williamson and delivered a revised proposal. The consideration proposed consisted of an all-cash election at $69 per Unocal share, an all-stock election at 1.03 shares of Chevron common stock per Unocal share (with this election and the all-cash election subject to proration) and a mixed election of $27.60 in cash and 0.618 of a share of Chevron common stock per Unocal share. Mr. O’Reilly noted that this proposal had been fully authorized by the Chevron board and had been designed to be, and, in his judgment, was, superior to a CNOOC bid of $69 per share, assuming CNOOC were to raise its bid to that level, as public reports intimated. Mr. O’Reilly also noted that this proposal was subject to a confidentiality obligation, and specifically, that it was conditioned upon Unocal’s execution of an amendment to the Chevron merger agreement reflecting the revised proposal and the issuance of a press release before the opening of trading the following morning, reaffirming Unocal’s recommendation of the transaction with Chevron. Mr. O’Reilly noted that Chevron’s proposal was also conditioned on a commitment by Unocal not to contact, or disclose the terms of the proposed amendment to, CNOOC prior to such announcement.
      That evening, the Unocal board met and considered the amendment to the Chevron merger agreement. After a discussion, including reports from senior management and advisors, the board approved the amendment to the merger agreement with Chevron. The board was informed that, at the close of business on July 19, based on the trading price of Chevron shares on the New York Stock Exchange, the amended Chevron transaction had a blended value of approximately $63.01 per Unocal share, and that all other material terms of the Chevron merger agreement would continue in force following approval by the board, including Unocal’s ability to continue to engage in negotiations with CNOOC. Unocal’s board unanimously authorized management to negotiate and execute an amendment to the merger agreement on the terms discussed. The amendment to the merger agreement was executed as of July 19, and the transaction was announced to the public through a joint press release issued that evening.

UNOCAL’S REASONS FOR THE MERGER; RECOMMENDATION OF UNOCAL’S
BOARD OF DIRECTORS
      The Unocal board of directors, at a special meeting held on July 19, 2005, determined that the Chevron merger and the merger agreement, as amended, are advisable, fair to and in the best interests of Unocal and its stockholders and approved the amendment to the Chevron merger agreement. Accordingly, the Unocal board unanimously recommends that you vote FOR approval and adoption of the merger and the merger agreement, as amended, at the special meeting and any adjournment of the special meeting.
      In reaching its decision to reaffirm its recommendation that Unocal stockholders vote to approve the Chevron merger agreement, the board re-examined and reconsidered the matters described in “The Merger — Unocal’s Reasons for the Merger; Recommendation of Unocal’s Board of Directors” beginning on page 31 of the June 29 proxy statement/ prospectus. In addition, the board considered the following material factors in the course of its meetings since CNOOC made its June 22, 2005 proposal:

•	the board’s belief, supported by the views and information provided by Unocal’s management and financial advisor, that the value of the consideration payable by Chevron pursuant to the amended merger agreement represented a premium to Unocal’s unaffected stock price;

•	the review by the board with Unocal’s legal and financial advisors of the blend of cash and stock consideration payable by Chevron under the amended merger agreement. In that regard, the board noted the fact that the revised consideration to be paid by Chevron consisted of 70% more cash and 20% less stock than the blended consideration payable under the April 4 agreement, and that this would reduce stockholders’ exposure to market volatility while continuing to provide stockholders an opportunity to retain an investment in the post-merger combined company, which the board continued to believe would be a highly competitive industry participant. The board also noted that its financial advisor, Morgan Stanley had observed that Chevron’s stock may have been undervalued because of market pressures on its shares due to the uncertainties of the competitive bidding situation for Unocal;

•	advice that Unocal’s financial advisor, Morgan Stanley, would be able to render to the board an opinion with respect to the fairness, from a financial point of view, of the consideration to be received by holders of Unocal common stock pursuant to the amended merger agreement, which opinion has since been requested and received by the board of directors of Unocal and states that, as of the date of that opinion, and based upon and subject to the qualifications, assumptions and limitations in the opinion, the consideration to be received by holders of Unocal’s common stock pursuant to the amended merger agreement was fair from a financial point of view to those stockholders (see “Opinion of Unocal’s Financial Advisor” beginning on page S-23 of this supplement and the copy of the opinion attached to this supplement as Annex B);

•	the anticipated timing for the consummation of the Chevron transaction as compared to the CNOOC proposal; in that regard, the board noted the fact that Unocal and Chevron had obtained all requisite regulatory clearances in connection with a Chevron merger and would be in a position to consummate the merger promptly following the adoption of the merger by Unocal’s stockholders, which could occur on August 10, 2005;

•	the board’s conclusion that, although it would be willing to accept the additional risks and complexities presented by a CNOOC transaction if the price offered were sufficient, in its view, to compensate Unocal’s stockholders for such additional risks, it did not consider the CNOOC proposal, on the terms negotiated, to offer Unocal’s stockholders sufficient compensation for assuming those risks. For that reason, the board did not consider the CNOOC proposal to be superior to the amended Chevron agreement. In that regard, the board noted the following concerns:

–	U.S. Regulatory Matters. The board, with the assistance of outside advisors, has monitored and taken note of developments in this area, including proposed legislation that would prevent the proposed CNOOC merger, as well as other proposed legislation that, if adopted, could impose estimated delays of perhaps six to nine months on obtaining required approvals. The board also discussed Unocal’s receipt in late June of a letter from the Attorneys General of four states in which Unocal has significant environmental obligations and financial security arrangements, expressing concerns regarding CNOOC’s willingness to cause Unocal to honor certain environmental and employee pension obligations post-merger, and the implications of a review by any such state agency in terms of timing for completion of a CNOOC transaction; and

–	Hong Kong Regulatory Matters. The board, with the assistance of outside advisors, has monitored and taken note of developments in this area, including approvals by the Hong Kong Stock Exchange permitting CNOOC Parent to vote shares sufficient to ensure that shareholder approval of a merger with Unocal would be obtained. The board has also noted the considerable regulatory delays that may result due to the content requirements for the solicitation statement to be cleared with the Hong Kong Stock Exchange and sent to CNOOC’s shareholders, notwithstanding the apparent willingness of the Hong Kong Stock Exchange to grant dispensations with respect to certain of its disclosure requirements.

–	Mechanisms and Limitations Relating to Unocal’s and Stockholders’ Recovery Against CNOOC. The board noted that CNOOC had no assets in the United States, and that courts in Hong Kong (where CNOOC is organized) and the People’s Republic of China (where the vast majority of its assets are located) are not subject to any treaty or convention obligating them to recognize the judgments rendered by courts in the United States, including the Delaware Court of Chancery (or, if jurisdiction was not achievable in that court, the United States District Court in Delaware), which CNOOC and Unocal sought to make the exclusive jurisdiction for any disputes relating to a CNOOC merger agreement. Accordingly, CNOOC agreed to establish an escrow of $2.5 billion, in the form of cash and/or letters of credit for the benefit of the escrow agent, JPMorgan Chase Bank (which would also serve as a lender in CNOOC’s financing, and an affiliated entity of which is serving as financial advisor to CNOOC). A copy of the draft escrow agreement in the form negotiated by the parties is attached to this supplement as Annex D. The escrowed amount would be available in the event of a final non-appealable judgment finding a breach of the merger agreement by CNOOC (or the voting agreement by CNOOC Parent) as a result of which the merger with CNOOC is not consummated. The board noted, however, that:

•	a failure to consummate the CNOOC transaction due to regulatory impediments, such as CFIUS or any new legislation that the U.S. Congress may enact, would not constitute a breach by CNOOC of the merger agreement. Consequently, in that event neither Unocal nor its stockholders would be able to recover any amounts from the escrow (although the draft merger agreement would provide for CNOOC to pay the termination fees of up to $500 million due to Chevron under the Chevron merger agreement);

•	the draft CNOOC merger agreement, which is attached to this supplement as Annex C, would provide for Unocal to recover damages due to a breach by CNOOC for the benefit of the entity, Unocal, and also for the benefit of Unocal’s stockholders, in the event that specific performance is not required or, if required, such decree is not complied with. The operation of these provisions is complex and untested and could result in lengthy litigation delays before any recovery would actually be received; and

•	any recovery of damages by Unocal might be subject to tax, which could reduce significantly the amount of money damages available to Unocal and/or its stockholders.

For these reasons, the board recognized that the amount of the escrow may prove to be insufficient to compensate Unocal and its stockholders for any damages that may be suffered as a result of a breach by CNOOC and may also prove to be an insufficient disincentive to CNOOC to refrain from breach. The board noted that, as a result of this limitation, Unocal (or a stockholder plaintiff) may be required to pursue recovery in foreign courts, particularly in the People’s Republic of China or Hong Kong. In that regard, the board recognized the potential difficulties of enforcing U.S. court judgments in foreign tribunals.

–	CNOOC’s Divestiture Commitments. The board considered the fact that the draft CNOOC merger agreement provides that CNOOC would make such divestitures of U.S. assets as would be necessary to obtain CFIUS approval, so long as it is granted a reasonable time period to conduct an orderly sale process and, in the case of oil and gas properties, CNOOC retains the ability to control any sale or divestiture. The board noted, however, that CNOOC’s commitment to divest or take other actions with respect to assets or operations located in a number of foreign jurisdictions is limited to actions where the loss of value to Unocal would not be “more than immaterial” in relation to the value of Unocal’s assets or operations within the particular country at issue (although the board also noted that, as a practical matter, Unocal did not expect to confront difficulties in these countries);

–	Payment of Chevron Termination Fees. The board noted that, pursuant to the Chevron merger agreement, if the board changed its recommendation of the Chevron merger, that merger were not to be consummated and thereafter Unocal entered into a transaction with CNOOC, Unocal would be contractually obligated to pay Chevron termination fees of $500 million. In that regard, the board noted CNOOC’s stated willingness, in connection with its proposal to acquire Unocal at $67 per share, to pay such termination fees directly to Chevron on Unocal’s behalf upon the signing of a definitive merger agreement between CNOOC and Unocal. The board also noted that in subsequent discussions, CNOOC proposed that, if it were to raise its proposed consideration to $69 per share, CNOOC would not expect to pay these fees on Unocal’s behalf. Under the terms of the draft agreements negotiated with CNOOC, absent a breach of the merger agreement by CNOOC, the payment of such fees to Chevron would be the only costs, other than customary transaction expenses, that CNOOC would bear if the CNOOC transaction would fail to be consummated as a result of U.S. regulatory matters, including CFIUS or any new legislation that the U.S. Congress may enact;

•	the board’s concern that the materially longer time frame required to complete a transaction with CNOOC enhances the risk (which to some extent is inherent in most transactions) that external developments or adverse occurrences in Unocal’s business could arise and result in the failure to consummate the transaction. These possibilities are of particular concern to the board because of the fact that Unocal has been operating in a potential change of control environment since January, and the attendant uncertainties and potential material prolonging of that environment impose difficulties in retaining and motivating employees;

•	the views and presentations of Unocal’s senior management regarding the success of the integration planning process, in terms of business strategies, operations and personnel, that had been conducted by Unocal and Chevron since the announcement of the April 4 agreement;

•	the expectation that the Chevron merger would continue to qualify as a reorganization for U.S. federal income tax purposes; and

•	the board’s conclusion, after discussions with Unocal’s senior management and advisors, that, considering all relevant terms (including financial terms, timing and attendant risks) of the proposal presented to Unocal by CNOOC and the Chevron transaction as set forth in the amended merger agreement, the Chevron transaction is more favorable to Unocal and its stockholders than the CNOOC proposal.
      The Unocal board of directors also considered, in the course of its meetings over the month since CNOOC made its proposal, potential risks associated with the Chevron merger, including the risks considered at its April 3 meeting and discussed in the June 29 proxy statement/ prospectus, as well as the following risks:

•	the fact that the consideration offered by CNOOC was nominally higher in value than the current value of the consideration payable by Chevron pursuant to the amended merger agreement. In that regard, the board evaluated countervailing factors that, in its view, mitigate such price differential (including the likely timing of consummation of the CNOOC transaction and the risks identified above);

•	the risk that, if Unocal does not change its recommendation and stockholder approval for the Chevron merger is not obtained, CNOOC may choose to withdraw or adversely modify the price that it is currently proposing or the contractual terms that the parties have negotiated;

•	the risk that, if Unocal does not change its recommendation and stockholder approval for the Chevron merger is not obtained, Unocal may be unable to negotiate a definitive agreement with CNOOC, and Unocal would be obligated to pay Chevron a termination fee of $250 million for termination of the Chevron merger agreement and an additional $250 million if Unocal enters into a definitive agreement for the acquisition of Unocal or consummates such a transaction within 12 months of termination; and

•	the fact that Unocal and CNOOC had negotiated contractual provisions that lessened a number of the risks presented by the CNOOC offer. The board considered in particular the escrow arrangements to which CNOOC had agreed, CNOOC’s commitment to divest assets to the extent necessary to obtain CFIUS approval and CNOOC’s proposed agreement to pay the $500 million in breakup fees that Unocal may be obligated to pay to Chevron.
      In view of the variety of factors and the quality and amount of information considered as well as the complexity of these matters, the board did not find it practicable to, and did not attempt to, make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. The Unocal board conducted an overall analysis of the factors described above and in the June 29 proxy statement/ prospectus, including thorough discussion with, and questioning of, Unocal management and Unocal’s advisors, and generally considered the factors overall to be favorable to, and to support, its determination.
CHEVRON’S REASONS FOR THE MERGER
      Chevron’s board of directors believes that a merger with Unocal, as amended, represents good value for Chevron’s stockholders. Specifically, the merger provides Chevron the opportunity:

•	to acquire a portfolio of high quality upstream exploration and production assets that complement Chevron’s core areas worldwide, including the Asia-Pacific, Gulf of Mexico and Caspian regions;

•	to improve Chevron’s resource base, including through the addition of proved crude oil and natural gas reserves; and

•	to achieve synergies through the rationalization of duplicate activities, highgrading the combined company’s investment programs and sharing best practices.
OPINION OF UNOCAL’S FINANCIAL ADVISOR
      Unocal retained Morgan Stanley to act as its financial advisor and to provide a fairness opinion to the board of directors of Unocal in connection with the merger. At the meetings of the board of directors on April 2 and April 3, 2005, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing as of April 4, 2005, that based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration that was to be received by the holders of shares of Unocal common stock pursuant to the original merger agreement was fair from a financial point of view to such holders. On July 21, 2005, at the request of Unocal, Morgan Stanley provided an updated opinion to the board of directors of Unocal in writing that, as of July 21, 2005, based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by the holders of shares of Unocal common stock pursuant to the amended merger agreement was fair from a financial point of view to such holders.
      The full text of Morgan Stanley’s opinion, dated July 21, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the reviews undertaken in rendering its opinion is attached as Annex B to this proxy statement. The summary of Morgan Stanley’s fairness opinion set forth in this supplement proxy statement/ prospectus is qualified in its entirety by reference to the full text of the opinion. Stockholders should read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the board of directors of

Unocal, addresses only the fairness from a financial point of view of the consideration to be received by holders of Unocal common stock pursuant to the amended merger agreement, and does not address any other aspect of the merger. Morgan Stanley’s opinion does not constitute a recommendation to any stockholders of Unocal as to how such stockholders should vote with respect to the proposed transaction or what election they should make with respect to the consideration offered.
      In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Unocal and Chevron;

•	reviewed certain internal financial statements and other financial and operating data, including internal oil and gas reserve and production estimates, concerning Unocal prepared by the management of Unocal;

•	reviewed certain financial projections prepared by the management of Unocal;

•	discussed the past and current operations and financial condition and the prospects of Unocal, including internal oil and gas reserve and production estimates, with senior management of Unocal;

•	reviewed certain internal financial statements and other financial and operating data, including internal oil and gas production estimates, concerning Chevron prepared by the management of Chevron;

•	reviewed certain financial projections prepared by the management of Chevron;

•	discussed the past and current operations and financial condition and the prospects of Chevron, including internal oil and gas production estimates, with senior management of Chevron;

•	reviewed the pro forma impact of the merger on Chevron’s earnings per share, cash flow per share, return on capital employed, and oil and gas reserves and production;

•	reviewed the reported prices and trading activity for Unocal Common Stock and for Chevron Common Stock;

•	compared the financial performance of Unocal and the prices and trading activity of Unocal Common Stock with that of certain other comparable publicly-traded companies and their securities;

•	compared the financial performance of Chevron and the prices and trading activity of Chevron Common Stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	reviewed certain reserve reports prepared by Unocal;

•	discussed certain information prepared by the management of Unocal relating to strategic, financial and operational benefits anticipated from the merger and the strategic rationale for the merger with senior management of Unocal;

•	participated in discussions among representatives of Unocal, Chevron and certain other parties;

•	reviewed the amended merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.
      In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by Unocal and Chevron for the purposes of its opinion. With respect to the financial projections and other financial and operating data, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Unocal and Chevron. Morgan Stanley relied, without independent verification, on the assessment by the management of Unocal of the strategic rationale of the merger, including information related to certain strategic, financial and operational benefits anticipated from the merger. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the amended merger agreement without material modification, waiver or delay, including, among other things, that the merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley assumed that in connection with the receipt of all the necessary regulatory approvals for the proposed merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Unocal or Chevron. With respect to the reserve estimates and reports referred to above, Morgan Stanley is not an expert in the engineering evaluation of oil and gas properties and, with the Unocal board’s consent, it relied, without independent verification, solely upon the internal reserve estimates of Unocal. In addition, Morgan Stanley is not a legal, regulatory or tax expert and it relied, without independent verification, on the assessment of Unocal and Chevron and their advisors with respect to such matters. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of July 21, 2005.
      Morgan Stanley understood that CNOOC Limited had proposed to acquire Unocal for $67 per share of Unocal common stock in cash (the “CNOOC Proposal”) and that Unocal had engaged in discussions with CNOOC Limited regarding the CNOOC Proposal. Morgan Stanley was not asked to express, and Morgan Stanley did not express, any opinion as to the CNOOC Proposal or any transaction other than the merger proposed pursuant to the amended merger agreement, nor was Morgan Stanley asked to express, and Morgan Stanley did not express, any opinion as to the relative merits of or consideration offered in the proposed merger as compared to the CNOOC Proposal. Morgan Stanley’s opinion does not address the underlying business decision to enter the merger.
      The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its opinion dated July 21, 2005. In connection with arriving at its opinion, Morgan Stanley considered all of its analyses as a whole and did not attribute any particular weight to any analysis described below. Some of these summaries include information in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.
      In arriving at its opinion regarding the consideration to be paid to holders of Unocal common stock, Morgan Stanley calculated the “implied blended merger consideration.” This calculation was made on the basis that, in the aggregate, 40% of the consideration in the merger would consist of $69.00 in cash for each share of Unocal common stock and 60% of the consideration in the merger would consist of 1.03 shares of Chevron common stock for each share of Unocal common stock. As a result, Morgan Stanley calculated that the implied blended merger consideration was $63.01 per share of Unocal common stock as of July 19, 2005, which was the sum of $27.60 in cash (which equals 0.40 multiplied by $69.00) plus $35.41 (which equals 0.60 multiplied by 1.03 multiplied by $57.30, the closing price of Chevron common stock on July 19, 2005). Morgan Stanley also calculated the “implied blended merger exchange ratio” by dividing the blended merger consideration of $63.01 by the per share closing price of Chevron common stock of $57.30 on July 19, 2005, which yielded a ratio of 1.0997x.
Historical Share Price Analysis
      Morgan Stanley performed an historical share price analysis to obtain background information and perspective with respect to the relative historical share prices of Unocal and Chevron common stock. Consequently, Morgan Stanley reviewed the historical price performance of Unocal and Chevron common stock from July 19, 2004 through July 19, 2005. For the period from July 20, 2004 through July 19, 2005, the closing price of Unocal’s common stock ranged from $34.71 to $66.75 and Chevron’s common stock ranged from $46.55 to $62.08. Morgan Stanley noted that the closing price of Unocal common stock on July 19, 2005 was $64.99 per share and the closing price of Chevron common stock was $57.30 per share. Morgan Stanley also noted that the per share implied blended merger consideration was $63.01 as of July 19, 2005.

“Unaffected” Price and “Unaffected” Exchange Ratio Analysis
      Morgan Stanley noted that Unocal’s common stock price had been affected by rumors appearing in the financial press and the publicly announced acquisition proposals and performed an analysis to estimate the “unaffected” price of Unocal common stock. Morgan Stanley calculated the market value weighted average return between January 5, 2005, the day prior to the first news article regarding a possible transaction in the Financial Times, and July 19, 2005 for the common stock of those companies that are comparable to Unocal (see the list of comparable companies described under “— Comparable Company Analysis” below) and a broader group of companies used by Unocal as historical benchmarks (comparable companies plus Chevron, ConocoPhillips and Kerr-McGee). Based upon and subject to the foregoing, Morgan Stanley calculated a market value weighted average return ranging from 33.7% to 47.9%. Morgan Stanley then applied the market value weighted average return to the closing price of Unocal common stock on January 5, 2005 of $41.19. These calculations yielded implied prices ranging from $55.05 to $60.91. Morgan Stanley, based on its experience with mergers and acquisitions and companies in the energy industry and taking into account the ranges expressed above and the current trading levels of companies comparable to Unocal, selected a representative “unaffected” price range from $56.00 to $61.00.
      In addition, Morgan Stanley also analyzed the “unaffected” exchange ratio using the closing price of Unocal common stock of $41.19 and closing price of Chevron common stock of $50.88 on January 5, 2005. Morgan Stanley divided the Unocal common stock price of $41.19 by Chevron’s stock price of $50.88 to derive the “unaffected” exchange ratio of 0.8096x.
      Morgan Stanley noted that the implied blended merger consideration for Unocal common stock was $63.01 per share and that the implied blended merger exchange ratio was 1.0997x, both as of July 19, 2005.
      The following table displays the implied percentage premium of the $63.01 implied blended merger consideration as of July 19, 2005 as compared to Unocal’s closing common stock prices over various periods. The following analysis was performed to provide perspective on the historical trading price of Unocal common stock versus the implied merger consideration.

	Per Share Merger Consideration Value as Compared to Unocal’s Common Stock Price:

Consideration			10 Day	30 Day	60 Day	90 Day	LTM	LTM	LTM
Value(1)	7/19/05	Unaffected(2)	Avg.	Avg.	Avg.	Avg.	High	Low	Avg

$63.01	(3.0)%	3.3% - 12.5%	(4.1)%	(1.8)%	5.0%	5.7%	(5.6)%	81.5%	27.8%

(1)	As of July 19, 2005.

(2)	Calculation of “unaffected” price ranging from $56.00 to $61.00 described in Unaffected Price and Unaffected Exchange Ratio Analysis paragraph above.
     The following table displays the implied percentage premium of the 1.0997 implied blended merger exchange ratio as of July 19, 2005 as compared to the exchange ratio implied by Unocal’s and Chevron’s closing common stock prices over various periods. The following analysis was performed to provide perspective on the historical exchange ratio of Unocal and Chevron common stock versus the implied blended merger exchange ratio.

	Implied Blended Merger Exchange Ratio as Compared to Period Average Exchange Ratio:
Implied
Blended
Merger
Exchange			10 Day	30 Day	60 Day	90 Day	LTM	LTM	LTM
Ratio(1)	7/19/05	Unaffected(2)	Avg.	Avg.	Avg.	Avg.	High	Low	Avg

$63.01	(3.0)%	35.8%	(4.3)%	(2.0)%	1.1%	2.5%	(5.7)%	49.1%	20.7%

(1)	Implies blended merger exchange ratio of 1.0997x as of July 19, 2005.

(2)	Calculation of “unaffected” exchange ratio of 0.8096x described in Unaffected Price and Unaffected Exchange Ratio Analysis paragraph above.
Analyst Price Targets
      Morgan Stanley reviewed the range of publicly available equity research analyst “price targets” for Unocal. As of April 1, 2005, this analysis resulted in a range of values of $45.00 to $75.00 per share of Unocal common stock. Based on equity research analyst reports published from June 22, 2005 through July 19, 2005, this analysis resulted in a range of values of $62.00 to $67.00 per share of Unocal common stock. Morgan Stanley noted that the per share implied blended merger consideration was $63.01 as of July 19, 2005.
Comparable Company Analysis
      Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value for Unocal by comparing it to similar companies. For purposes of its analysis, Morgan Stanley reviewed certain public market trading multiples for the following eight public companies which, based on its experience with companies in the energy industry, Morgan Stanley considered similar to Unocal in size and business mix:

•	Amerada Hess Corp.

•	Anadarko Petroleum Corp.

•	Apache Corp.

•	Burlington Resources Inc.

•	Devon Energy Corp.

•	EOG Resources Inc.

•	Marathon Oil Corp.

•	Occidental Petroleum Corp.
      Selected multiples, which are commonly used by participants and investors in the energy industry, for Unocal and each of the comparable companies were reviewed in this analysis. The selected multiples analyzed for these companies included the following:

•	the per share price divided by 2005 and 2006 estimated cash flow per share

•	the per share price divided by 2005 and 2006 estimated earnings per share

•	the aggregate trading value divided by 2005 and 2006 estimated EBITDAX
EBITDAX is net earnings before interest, taxes, depreciation, depletion and amortization, impairments, exploration expenses, dry hole costs, special items and the cumulative effect of accounting changes. Morgan Stanley calculated these financial multiples and ratios based on publicly available financial data as of July 19, 2005.
      A summary of the range of market trading multiples of the comparable companies and those multiples calculated for Unocal are set forth below:

	Comparable Companies
Metric	Range of Multiples		Average		Unocal

Price/ 2005E Cash Flow	4.8x - 7.1	x	5.6	x	5.5x
Price/ 2006E Cash Flow	4.2x - 7.1	x	5.4	x	5.6x
Price/ 2005E Earnings	9.1x - 16.2	x	10.8	x	10.9x
Price/ 2006E Earnings	8.1x - 16.5	x	10.4	x	11.9x
Aggregate Value/ 2005E EBITDAX	4.2x - 7.0	x	5.0	x	4.5x
Aggregate Value/ 2006E EBITDAX	4.1x - 7.0	x	5.0	x	4.6x
      Morgan Stanley, based on its experience with mergers and acquisitions and companies in the energy industry and taking into account the ranges expressed above, selected for its comparable company analysis of Unocal, a representative multiple range of per share price divided by 2006 estimated cash flow of 4.9x to 5.9x and a range of aggregate value divided by 2006 estimated EBITDAX of 4.3x to 5.3x.
      Based upon and subject to the foregoing, Morgan Stanley calculated an implied valuation range for Unocal common stock of $56.75 to $68.50 per share based on a price divided by the selected 2006 estimated cash flow multiple range and $60.25 to $75.00 based on the selected aggregate value divided by the 2006 estimated EBITDAX multiple range. Morgan Stanley noted that the per share implied blended merger consideration was $63.01 per share as of July 19, 2005.
      Morgan Stanley also reviewed and analyzed certain public market trading multiples for public companies considered to be similar to Chevron from a size and business mix perspective. For purposes of this analysis, Morgan Stanley identified the following six publicly traded companies which, based on its experience with companies in the energy industry, Morgan Stanley considered similar to Chevron in size and business mix:

•	BP plc

•	ConocoPhillips

•	Eni SpA

•	ExxonMobil Corp.

•	Royal Dutch/ Shell Group

•	Total S.A.
      The selected multiples analyzed for these companies included the following:

•	the per share price divided by 2005 and 2006 estimated earnings per share

•	the per share price divided by 2005 and 2006 estimated cash flow per share

•	The aggregate market value divided by 2005 and 2006 estimated EBITDAX
Morgan Stanley calculated these financial multiples and ratios based on publicly available financial data as of July 19, 2005.
      A summary of the range of market trading multiples of the comparable companies and those multiples calculated for Chevron are set forth below:

	Comparable Companies
Metric	Range of Multiples		Average		Chevron

Price/ 2005E Earnings	8.1x - 12.5	x	10.8	x	9.2x
Price/ 2006E Earnings	9.0x - 13.2	x	11.5	x	9.8x
Price/ 2005E Cash Flow	5.8x - 9.1	x	7.2	x	6.8x
Price/ 2006E Cash Flow	6.2x - 9.8	x	7.5	x	7.1x
Aggregate Value/ 2005E EBITDAX	4.3x - 6.8	x	5.3	x	3.9x
Aggregate Value/ 2006E EBITDAX	4.6x - 7.1	x	5.5	x	4.1x
      Although the foregoing companies were compared to Unocal and Chevron for purposes of this analysis, Morgan Stanley noted that no company utilized in this analysis is identical to Unocal or Chevron because of differences between the business mix, regulatory environment, operations and other characteristics of Unocal, Chevron and the comparable companies. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Unocal and Chevron, such as the impact of competition on the business of Unocal and Chevron and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Unocal and Chevron or the industry or in the markets generally. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Sum-of-the-Parts Analysis
      Morgan Stanley analyzed Unocal as the sum of its constituent business units, or as the “sum of its parts,” to determine an implied valuation range for Unocal common stock. Morgan Stanley valued Unocal’s businesses in a Sum-of-the-Parts analysis by combining two methods:

•	Discounted Cash Flow Method. Morgan Stanley analyzed each individual Unocal business using a discounted cash flow analysis. This discounted after-tax unlevered free cash flow analysis, calculated as of June 30, 2005, was based on company projections. Additionally, Morgan Stanley performed sensitivities, including production profiles and oil prices, on the projections provided by Unocal management. The range of discount rates utilized in this analysis was 8% to 12%, which was chosen based upon an analysis of the weighted average cost of capital of Unocal and other comparable companies.

•	Multiple Method. For selected business units, Morgan Stanley also reviewed and compared various actual and forecasted financial and operating information of these businesses with that of various precedent transactions which shared certain characteristics with these businesses. Based upon the aggregate transaction value divided by proved reserves in these precedent transactions and Morgan Stanley’s experience in mergers and acquisitions in the energy industry, Morgan Stanley estimated appropriate reference valuation metric ranges for these business units. Morgan Stanley then calculated the potential implied after-tax valuation range for these business units.
      Morgan Stanley calculated the Sum-of-the-Parts valuation range by adding the ranges of implied value per Unocal common stock for each business unit utilizing results of both methods and Unocal’s assessment of the risks associated with achieving such results. Based upon and subject to the foregoing, Morgan Stanley calculated an implied Sum-of-the-Parts valuation range for Unocal common stock of $50.75 to $71.25 per share. Morgan Stanley noted that the per share implied blended merger consideration for Unocal common stock was $63.01 per share as of July 19, 2005.

Selected Precedent Transaction Analysis
      Morgan Stanley reviewed and compared the proposed financial terms and the premia implied in the Chevron/ Unocal merger to corresponding publicly available financial terms and premia of selected transactions. In selecting these transactions Morgan Stanley reviewed corporate transactions since January 1, 2000 to the present in the energy industry. In its analysis, Morgan Stanley reviewed the following precedent transactions as of the announcement date:

•	1/26/2005 — Cimarex/ Magnum Hunter

•	12/16/2004 — Noble/ Patina

•	6/9/2004 — Petro-Canada/ Prima Energy

•	5/24/2004 — Forest/ Wiser

•	5/4/2004 — Pioneer/ Evergreen

•	4/15/2004 — EnCana/ Tom Brown

•	4/7/2004 — Kerr-McGee/ Westport Resources

•	2/12/2004 — Plains/ Nuevo

•	2/24/2003 — Devon/ Ocean

•	9/4/2001 — Devon/ Anderson Exploration

•	8/14/2001 — Devon/ Mitchell Energy

•	7/10/2001 — Amerada Hess/ Triton Energy

•	5/29/2001 — Conoco/ Gulf Canada Resources

•	5/14/2001 — Kerr-McGee/ HS Resources

•	5/7/2001 — Williams/ Barrett

•	12/22/2000 — Marathon/ Pennaco

•	12/21/2000 — ENI SpA; Agip/ LASMO

•	5/26/2000 — Devon Energy/ Santa Fe Snyder

•	4/3/2000 — Anadarko/ Union Pacific Resources
      No transaction utilized in the selected precedent transactions analysis is identical to the merger. In evaluating the transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Unocal or Chevron, such as the impact of competition on Unocal or Chevron and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Unocal or Chevron or in the financial markets in general. Mathematical analysis, such as determining the mean or median, or the high or the low, is not in itself a meaningful method of using comparable transaction data.
      Morgan Stanley derived from these selected transactions a reference range of premia paid relative to the trading share prices four weeks prior to and trading share prices one day prior to the deal announcement for transactions announced in two different periods of time. For transactions announced before January 1, 2003, the premium paid relative to the share price four weeks prior to deal announcement ranged from 17.6% to 75.0% with a mean of 45.0%, while the premium paid relative to the share price one day prior to deal announcement ranged from 5.8% to 51.0% with a mean of 30.9%. For transactions announced after January 1, 2003, the premium paid relative to the share price four weeks prior to deal announcement ranged from 2.7% to 33.7% with a mean of 17.8%, while the premium paid relative to the share price one day prior to deal announcement ranged from - 3.2% to 32.2% with a mean of 12.0%. Morgan Stanley then selected a premia range of 10% to 30% based on the precedent transactions as listed above and applied that range to the unaffected Unocal common stock price ranging from $56.00 to $61.00, which resulted in a valuation range of $61.50 to $79.25 per share of Unocal stock. Morgan Stanley also applied the 10-30% premia range to the unaffected exchange ratio of 0.8096x, which resulted in a valuation ranging from $51.00 to $60.25 per share of Unocal stock based on Chevron’s common stock price as of July 19, 2005.
      In addition, Morgan Stanley derived from these selected transactions a reference range of aggregate value divided by year 1 EBITDAX multiple range for transactions announced in two different periods of time. The aggregate value divided by year 1 EBITDAX multiple range for transactions announced before January 1, 2003 ranged from 4.1x to 10.0x with a mean of 6.1x. The aggregate value divided by year 1 EBITDAX multiple range for transactions announced after January 1, 2003 ranged from 4.0x to 8.3x with a mean of 6.0x. Morgan Stanley then selected an aggregate value divided by year 1 EBITDAX multiple range of 5.0x to 6.5x based on the precedent transactions as listed above and applied that range to Unocal 2005E EBITDAX which resulted in a valuation range of $73.25 to $96.25.
      Morgan Stanley noted that the per share implied blended merger consideration was $63.01 as of July 19, 2005.
Contribution Analysis
      Morgan Stanley compared the contribution, based on research analyst estimates and I/B/E/S estimates, of each of Unocal and Chevron to pro forma combined company statistics. The implied contribution by Unocal, based on a variety of operating and market statistics, ranged from 3.0% to 15.7%. Based on an exchange ratio of 1.03x and assuming 100% stock ownership, the pro forma ownership of the combined company by Unocal’s stockholders was approximately 11.8%, and assuming 100% stock ownership based on the implied blended exchange ratio of 1.0997x, the pro forma ownership of the combined company by Unocal stockholders was approximately 12.5%.
Pro Forma Analysis
      Morgan Stanley analyzed the pro forma impact of the acquisition on Chevron’s pro forma earnings per share and pro forma cash flow per share. Such analysis was based on 2005 and 2006 earnings and cash flow projections based on I/B/E/S estimates. The analysis assumed a purchase price of $63.01 per share of Unocal common stock, which represents an exchange ratio of 1.03x for 60% stock consideration plus 40% cash consideration at $69.00 per share, based on the per share closing price of Chevron’s common stock on July 19, 2005. In addition, the analysis assumed annual pretax synergies of $325 million. Based upon and subject to the foregoing, Morgan Stanley observed that the earnings per share impact of the merger for Chevron stockholders was approximately 1.5% accretion in 2005 and approximately 1.0% accretion in 2006. Morgan Stanley also observed that the cash flow per share impact of the acquisition for Chevron stockholders was approximately 9.3% accretion in 2005 and 9.6% accretion in 2006. The analysis did not take into account any one-time charges.
      Furthermore, Morgan Stanley analyzed the pro forma impact of the merger on Chevron’s return on capital employed in 2006. Such analysis was based on 2006 earnings projections based on I/B/E/S estimates. The analysis assumed a purchase price of $63.01 per share of Unocal common stock, which represented exchange ratios of 1.03x for 60% stock consideration plus 40% cash consideration at $69.00 per share, based on the per share closing price of Chevron’s common stock on July 19, 2005. Based on these assumptions, Morgan Stanley calculated the pro forma return on capital employed as approximately 22.1% in 2006.
      Morgan Stanley performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying Morgan Stanley’s analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Morgan Stanley with respect to the actual value of Unocal or Chevron or their common stock.
      In performing its analyses, Morgan Stanley made numerous assumptions with respect to the industry performance, general business, regulatory and economic conditions and other matters, many of which are beyond the control of Morgan Stanley, Unocal or Chevron. Any estimates contained in the analysis of Morgan Stanley are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of the analyses of Morgan Stanley of the fairness of the consideration to be received by holders of shares of Unocal common stock pursuant to the amended merger agreement from a financial point of view, and were prepared in connection with the delivery by Morgan Stanley of its opinion on July 21, 2005 to Unocal’s board of directors.
      The merger consideration was determined through arm’s-length negotiations between Unocal and Chevron and was approved by Unocal’s board of directors. Morgan Stanley provided advice to Unocal during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to Unocal or that any specific merger consideration constituted the only appropriate merger consideration for the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Unocal’s board of directors with respect to the merger consideration or of whether Unocal’s board of directors would have been willing to agree to a different merger consideration. Moreover, these analyses do not purport to be appraisals or to reflect the prices at which shares of common shares of Unocal might actually trade. The foregoing summary does not purport to be a complete description of the analyses performed by Morgan Stanley.
      Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its business, Morgan Stanley and its affiliates may from time to time trade in the securities or the indebtedness of Unocal, Chevron and their affiliates or any currencies or commodities (or derivative thereof) for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and accordingly, may at any time hold a long or short position in such securities, indebtedness, currencies or commodities (or derivative thereof) for any such account. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for both Unocal and Chevron and have received fees from Chevron for the rendering of these services. Morgan Stanley may also seek to provide such services to Chevron in the future and may receive fees in connection with such services.
      Pursuant to an engagement letter dated February 17, 2005, Unocal has agreed to pay Morgan Stanley a customary transaction fee of approximately $29 million (based on closing stock prices as of July 21, 2005), a significant portion of which is contingent upon the consummation of the merger. Unocal has also agreed to reimburse Morgan Stanley for its fees and expenses incurred in performing its services. In addition, Unocal has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions.

ADDITIONAL INFORMATION FOR STOCKHOLDERS
Where You Can Find More Information
      Chevron and Unocal file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.
      Chevron filed a registration statement on Form S-4 to register with the SEC the Chevron common stock to be issued to Unocal stockholders in the merger. This supplement to the proxy statement/ prospectus and the proxy statement/ prospectus dated June 29, 2005 are a part of that registration statement and constitute a prospectus of Chevron in addition to being a proxy statement of Unocal for the special meeting of Unocal stockholders. As allowed by SEC rules, this supplement does not contain all the information you can find in the registration statement or the exhibits to the registration statement.
      If you need additional copies of this supplement, the June 29 proxy statement/ prospectus or a new proxy card, you should contact MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016 and telephone (800) 322-2885. If you need an additional election form, you should contact the exchange agent, Mellon Investor Services, 85 Challenger Road, Ridgefield Park, NJ 07660 and telephone (866) 865-6324.
Documents Incorporated by Reference
      The SEC allows us to “incorporate by reference” information into this supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this supplement, except for any information superseded by information in, or incorporated by reference in, this supplement. This supplement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.
Chevron SEC Filings (File No. 1-368-2)

1.	Annual Report on Form 10-K for the year ended December 31, 2004.

2.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

3.	Current Reports on Form 8-K filed April 4, April 7, April 28, May 10 and July 20 (as amended by Amendment No. 1 to the report dated July 21), 2005.

4.	The description of Chevron’s common stock contained in Chevron’s Current Reports on Form 8-K dated November 1, 2001 and November 19, 2002.
Unocal SEC Filings (File No. 1-8483)

1.	Annual Report on Form 10-K for the year ended December 31, 2004, except for Items 6, 7 and 8, which are superseded by the Current Report on Form 8-K dated May 26, 2005.

2.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

3.	Current Reports on Form 8-K filed on March 31, April 4, April 7, May 10, May 24, May 26, June 9, June 10, June 23, June 24, June 30, July 1 (except for Item 2.02), July 13, July 15, July 20 and July 22, 2005.

4.	The description of Unocal’s common stock, $1.00 par value per share, excluding that of the associated Preferred Stock Purchase Rights, set forth under the caption “Description of the Common Stock,” included in the prospectus dated September 25, 1998, of Union Oil Company of California and Unocal (File Nos. 333-58415 and 333-58415-01).

5.	Rights Agreement, dated as of January 5, 2000, between Unocal and Mellon Investor Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4 to Unocal’s Current Report on

Form 8-K dated January 5, 2000, File No. 1-8483), as amended by (1) Amendment to Rights Agreement, dated as of March 27, 2002 (incorporated by reference to Exhibit 10 to Unocal’s Current Report on Form 8-K dated March 27, 2002, File No. 1-8483); (2) Amendment No. 2 to Rights Agreement, dated as of August 2, 2002 (incorporated by reference to Exhibit 10 to Unocal’s Current Report on Form 8-K dated August 2, 2002, File No. 1-8483); (3) Amendment No. 3 to Rights Agreement, dated as of April 1, 2003 (incorporated by reference to Exhibit 10.1 to Unocal’s Current Report on Form 10-Q for the quarter ended March 31, 2003, File No. 1-8483) and (4) Amendment No. 4 to Rights Agreement, dated as of April 4, 2005 (incorporated by reference to Exhibit 4.2 to Unocal’s Form 8-A/ A for Registration of Certain Classes of Securities Pursuant to Section 12(b) dated April 7, 2005, File No. 1-8483).

      We are also incorporating by reference all documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of the June 29 proxy statement/ prospectus and the date of the Unocal stockholder meeting.
      Chevron has supplied all information contained or incorporated by reference into this supplement relating to Chevron, and Unocal has supplied all such information relating to Unocal.
      If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this supplement. You may obtain documents incorporated by reference into this supplement by requesting them in writing or by telephone from the appropriate party at the following address:

Unocal Corporation	Chevron Corporation
Unocal Stockholder Services	Chevron Comptroller’s Department
2141 Rosecrans Avenue, Suite 4000	6001 Bollinger Canyon Road — A3201
El Segundo, CA 90245	San Ramon, CA 94583-2324
(800) 252-2233	(925) 842-1000
      If you would like to request documents from us, please do so by August 5, 2005, to receive them before the meeting.
      You can also get more information by visiting Chevron’s web site at www.chevron.com and Unocal’s web site at www.unocal.com. Web site materials are not part of this supplement.
      You should rely only on the information contained or incorporated by reference into this supplement and the June 29 proxy statement/ prospectus to vote on the proposals described in this document. We have not authorized anyone to provide you with information that is different from what is contained in the supplement and June 29 proxy statement/ prospectus. This supplement is dated July 22, 2005. You should not assume that the information contained in this supplement is accurate as of any date other than such date, and neither the mailing of this supplement to stockholders nor the issuance of Chevron common stock in the merger shall create any implication to the contrary.

ANNEX A
AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER
      This Amendment No. 1 to Agreement and Plan of Merger (this “Amendment”) dated as of July 19, 2005 by and among Unocal Corporation (the “Company”), Chevron Corporation (“Parent”) and Blue Merger Sub Inc. (“Merger Subsidiary”);
W I T N E S S E T H:
      WHEREAS, the Company, Parent and Merger Subsidiary are parties to that certain Agreement and Plan of Merger dated as of April 4, 2005 (the “Merger Agreement”);
      WHEREAS, pursuant to Section 10.3(a) of the Merger Agreement, the Company, Parent and Merger Subsidiary desire to amend the Merger Agreement as provided in this Amendment; and
      WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Subsidiary have deemed this Amendment advisable and in the best interests of their respective companies;
      NOW, THEREFORE, in consideration of the foregoing and the mutual agreements herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
      Section 1.     Amendments to Merger Consideration Provisions.
      (a) Section 1.4(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:
      (a) At the Effective Time, subject to the other provisions of Articles 1 and 2, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by Parent, Merger Subsidiary or the Company or any of their respective wholly-owned subsidiaries and except for any Dissenting Shares), together with the Company Rights attached thereto or associated therewith, shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive the following consideration (collectively, the “Merger Consideration”):

(i) Each share of Company Common Stock with respect to which an election to receive a combination of stock and cash (a “Mixed Election”) has been effectively made and not revoked or lost pursuant to Section 2.1 (each, a “Mixed Consideration Election Share”) and each No Election Share (as that term is defined in Section 1.5(b) hereof) shall be converted into the right to receive the combination (which combination shall hereinafter be referred to as the “Per Share Mixed Consideration”) of (x) $27.60 in cash (the “Per Share Cash Amount”) and (y) 0.618 of a share of validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Mixed Election Stock Exchange Ratio”), subject to adjustment in accordance with Section 1.4(c);

(ii) Each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or lost pursuant to Section 2.1 (each, a “Cash Election Share”) shall be converted (provided that the Available Cash Election Amount (as defined below) equals or exceeds the Cash Election Amount (as defined below)) into the right to receive $69 in cash without interest (the “Per Share Cash Election Consideration”); if, however, (A) the product of the number of Cash Election Shares and the Per Share Cash Election Consideration (such product being the “Cash Election Amount”) exceeds (B) the difference between (x) the product of the Per Share Cash Amount and the total number of shares of Company Common Stock (other than the Cancelled Shares and any shares that are Dissenting Shares as of the Election Deadline) issued and outstanding immediately prior to the Effective Time minus (y) the product of the number of Mixed Consideration Election Shares (provided that No Election Shares shall be deemed to be Mixed Consideration Election Shares for purposes of this Section 1.4(a)(ii)) and the Per Share Cash Amount (such difference being the “Available Cash Election Amount”), then each Cash Election Share shall be converted into a right to receive (1) an amount of cash (without interest) equal to the product of (p) the

Per Share Cash Election Consideration and (q) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the “Cash Fraction”) and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product of (r) the Exchange Ratio and (s) one (1) minus the Cash Fraction;

(iii) Each share of Company Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) is properly made and not revoked or lost pursuant to Section 2.1 (each, a “Stock Election Share”) shall be converted (provided that the Cash Election Amount equals or exceeds the Available Cash Election Amount), into the right to receive 1.03 shares (the “Exchange Ratio”) of validly issued, fully paid and non-assessable shares of Parent Common Stock, subject to adjustment in accordance with Section 1.4(c) (together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.2, the “Per Share Stock Consideration”); provided however, if the Available Cash Election Amount exceeds the Cash Election Amount, then each Stock Election Share shall be converted into the right to receive (1) an amount of cash (without interest) equal to the amount of such excess divided by the number of Stock Election Shares and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common stock equal to the product of (x) the Exchange Ratio and (y) a fraction, the numerator of which shall be the Per Share Cash Election Consideration minus the amount calculated in clause (1) of this paragraph and the denominator of which shall be the Per Share Cash Election Consideration.

      (b) Section 1.6 is hereby amended and restated in its entirety as follows:
      Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock as to which the holder thereof shall have properly complied with the provisions of section 262 of the DGCL as to appraisal rights (each, a “Dissenting Share”), if any, such holder shall be entitled to payment, solely from the Surviving Corporation, of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of section 262 of the DGCL; provided, however, that (i) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws his demand for appraisal of such Dissenting Shares, (ii) if any holder of Dissenting Shares fails to establish his entitlement to appraisal rights as provided in the DGCL or (iii) if any holder of Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the DGCL, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Company Common Stock and such shares of Company Common Stock shall thereupon cease to constitute Dissenting Shares and if such forfeiture shall occur following the Election Deadline, each such share of Company Common Stock shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Per Share Mixed Consideration; provided that each such share shall instead be converted into the right to receive the Per Share Stock Consideration if either (x) Parent shall have received an opinion from McDermott Will & Emery LLP or (y) the Company shall have received an opinion from Wachtell, Lipton, Rosen & Katz, in either case, to the effect that the Merger would otherwise fail to satisfy the continuity of interest requirement under Section 368 of the Code. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the written consent of Parent.
      (c) Each reference to “Per Share Cash Consideration” is hereby changed to a reference to “Per Share Cash Election Consideration.”
      Section 2.     Representations and Warranties.
      (a) The Company represents and warrants to Parent and Merger Subsidiary as follows:

(i) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

(ii) The execution and delivery of this Amendment are within the Company’s corporate powers and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery of this Amendment by Parent and Merger Subsidiary this Amendment constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.
      (b) Parent represents and warrants to the Company as follows:

(i) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

(ii) The execution and delivery of this Amendment are within Parent’s corporate powers and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery of this Amendment by the Company this Amendment constitutes a valid and binding agreement of Parent enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.
      (c) Merger Subsidiary represents and warrants to the Company as follows:

(i) Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

(ii) The execution and delivery of this Amendment are within Merger Subsidiary’s corporate powers and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery of this Amendment by the Company this Amendment constitutes a valid and binding agreement of Merger Subsidiary enforceable against Merger Subsidiary in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.
      Section 3.     Ratification of Merger Agreement. Except as otherwise provided herein, all of the terms, covenants and other provisions of the Merger Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms, except that the waiver, dated June 23, 2005, granted to the Company by Parent shall remain in full force and effect in accordance with its terms. After the date hereof, all references to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Merger Agreement.
      Section 4.     Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

      IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to Agreement and Plan of Merger to be duly executed by their respective authorized officers as of the day and year first above written.

CHEVRON CORPORATION

By:	/s/ David J. O’Reilly

Name: David J. O’Reilly

Title:	Chairman and Chief Executive Officer

BLUE MERGER SUB INC.

By:	/s/ Stephen J. Crowe

Name: Stephen J. Crowe

Title:	Vice President, Secretary and Treasurer

UNOCAL CORPORATION

By:	/s/ Charles R. Williamson

Name: Charles R. Williamson

Title:	Chairman and Chief Executive Officer

ANNEX B

July 21, 2005
Board of Directors
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, California 90245
Members of the Board:
      We understand that Unocal Corporation (“Unocal” or the “Company”), Chevron Corporation (“Chevron” or the “Parent”), and Blue Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of the Parent, have entered into Amendment No. 1 to Agreement and Plan of Merger dated as of July 19, 2005 (the “Amendment”), which amends certain terms of the Agreement and Plan of Merger dated as of April 4, 2005 by and among the Company, the Parent and Merger Sub (the “Original Merger Agreement” and, as amended by the Amendment, the “Amended Merger Agreement”). The Amended Merger Agreement provides, among other things, for the merger (the “Merger”) of the Company with and into Merger Sub. Pursuant to the Merger, the separate existence of the Company will cease and Merger Sub will continue as the surviving corporation and a wholly owned subsidiary of Parent. In addition, each issued and outstanding share of common stock, par value $1.00 per share, of the Company (the “Company Common Stock”), other than shares held in treasury or held by Parent or Merger Sub or any wholly-owned subsidiaries of the Company, Parent or Merger Sub, or as to which dissenters’ rights have been perfected, will be converted into the right to receive, at the holder’s direction, either (i) 1.03 shares of common stock, par value $0.75 per share, of Parent (“Parent Common Stock”) (the “Stock Consideration”) or (ii) $69 in cash without interest (the “Cash Consideration”) or (iii) the combination of (a) $27.60 in cash and (b) 0.618 shares of Parent Common Stock (together with the Stock Consideration and the Cash Consideration, the “Consideration”), subject to proration, in the case of (i) and (ii), as set forth in the Amended Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Amended Merger Agreement.
      You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Company Common Stock pursuant to the Amended Merger Agreement is fair from a financial point of view to such holders.
      For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent;

ii)	reviewed certain internal financial statements and other financial and operating data, including internal oil and gas reserve and production estimates, concerning the Company prepared by the management of the Company;

iii)	reviewed certain financial projections prepared by the management of the Company;

iv)	discussed the past and current operations and financial condition and the prospects of the Company, including internal oil and gas reserve and production estimates, with senior management of the Company;

v)	reviewed certain internal financial statements and other financial and operating data, including internal oil and gas production estimates, concerning the Parent prepared by the management of the Parent;

vi)	reviewed certain financial projections prepared by the management of the Parent;

vii)	discussed the past and current operations and financial condition and the prospects of the Parent, including internal oil and gas production estimates, with senior management of the Parent;

viii)	reviewed the pro forma impact of the merger on the Parent’s earnings per share, cash flow per share, return on capital employed, and oil and gas reserves and production;

ix)	reviewed the reported prices and trading activity for the Company Common Stock and for the Parent Common Stock;

x)	compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

xi)	compared the financial performance of the Parent and the prices and trading activity of the Parent Common Stock with that of certain other comparable publicly-traded companies and their securities;

xii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

xiii)	reviewed certain reserve reports prepared by the Company;

xiv)	discussed certain information prepared by the management of the Company relating to strategic, financial and operational benefits anticipated from the Merger and the strategic rationale for the Merger with senior management of the Company;

xv)	participated in discussions among representatives of the Company, the Parent and certain other parties;

xvi)	reviewed the Amended Merger Agreement and certain related documents; and

xvii)	performed such other analyses and considered such other factors as we have deemed appropriate.
      We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company and the Parent for the purposes of this opinion. With respect to the financial projections and other financial and operating data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and the Parent. We have relied, without independent verification, on the assessment by the management of the Company of the strategic rationale of the Merger, including information related to certain strategic, financial and operational benefits anticipated from the Merger. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Amended Merger Agreement without material modification, waiver or delay, including among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all the necessary regulatory approvals for the proposed Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Parent. With respect to the reserve estimates and reports referred to above, we are not experts in the engineering evaluation of oil and gas properties and, with your consent, we have relied, without independent verification, solely upon the internal reserve estimates of the Company. In addition, we are not legal, regulatory or tax experts and have relied, without independent verification, on the assessment of the Company and the Parent and their advisors with respect to such matters. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

      We understand that CNOOC Limited has proposed to acquire the Company for $67 per share of Company Common Stock in cash (the “CNOOC Proposal”) and that the Company has engaged in discussions with CNOOC Limited regarding the CNOOC Proposal. We have not been asked to express, and we are not expressing, any opinion herein as to the CNOOC Proposal or any transaction other than the Merger, nor have we been asked to express, and we are not expressing, any opinion herein as to the relative merits of or consideration offered in the Merger as compared to the CNOOC Proposal. Our opinion does not address the underlying business decision to enter the Merger.
      We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for the Company and Chevron and have received fees from Chevron for the rendering of these services. Morgan Stanley may also seek to provide such services to Chevron in the future and may receive fees in connection with such services. In addition, Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage services. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the debt and equity securities or senior loans of the Company or the Parent, or any currencies or commodities (or derivatives thereof) for its own accounts or for the accounts of its customers or its managed investment accounts and, accordingly, may at any time hold long or short positions in such securities, senior loans, currencies or commodities (or derivatives thereof).
      It is understood that this letter is for the information of the Board of Directors of the Company and may not be disclosed or referred to publicly or used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company or the Parent in respect of the Merger with the U.S. Securities and Exchange Commission if such inclusion is required by applicable law. This opinion does not in any manner address the prices at which the Parent Common Stock will trade at any time, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting held in connection with the Merger or what election such shareholders should make with respect to the Consideration.
      Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of Company Common Stock pursuant to the Amended Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Stephen R. Munger

Stephen R. Munger Managing Director

ANNEX C
NOT EXECUTED
Draft dated July 2005
AGREEMENT AND PLAN OF MERGER
among
CNOOC LIMITED,
WEST ACQUISITION CORP.
and
UNOCAL CORPORATION
Dated as of                         , 2005

C-i

Exhibit A — Form of Voting Agreement
Exhibit B — Form of Escrow Agreement

C-ii

      AGREEMENT AND PLAN OF MERGER, dated as of                     , 2005 (as the same may be amended from time to time, this “Agreement”), among CNOOC Limited, a Hong Kong company (“Parent”), West Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Unocal Corporation, a Delaware corporation (the “Company”).
W I T N E S S E T H:
      WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement;
      WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company, as set forth below (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms and subject to the conditions set forth in this Agreement;
      WHEREAS, in connection with the execution and delivery of this Agreement, and as an inducement to the Company to enter into this Agreement, (i) China National Offshore Oil Corporation, a company organized under the laws of the People’s Republic of China and an indirect holder of approximately 70.6% of the issued share capital of Parent (the “Majority Parent Shareholder”), is entering into an agreement with the Company in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which the Majority Parent Shareholder has agreed, on the terms and subject to the conditions set forth therein, to vote all of the ordinary shares of Parent that are owned by the Majority Parent Shareholder in favor of the transactions contemplated by this Agreement and (ii) Parent, the other parties listed on the signature pages thereof and the escrow agent referred to therein (the “Escrow Agent”) have entered into an escrow agreement in the form attached hereto as Exhibit B (the “Escrow Agreement”) pursuant to which, among other things, Parent has deposited certain collateral to be released subject to the terms and conditions set forth therein; and
      WHEREAS, immediately prior to the execution hereof, (i) the Chevron Agreement has been terminated pursuant to Section 9.1(b) or 9.1(d) thereof, as the case may be, and (ii) Parent has made, at the request of and on behalf of the Company, the payments to Chevron Corporation (“Chevron”) that are contemplated by clauses (x) and (y) of Section 10.5 of the Chevron Agreement (as defined herein), which payments are subject to the terms set forth in Section 7.2 herein, and are treated for U.S. federal income tax purposes as a direct or indirect capital contribution and/or subscription for capital stock of the Surviving Corporation to be issued following consummation of the Merger.
      NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:
ARTICLE I
The Merger
      Section 1.1     The Merger. At the Effective Time (as defined in Section 1.3), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.
      Section 1.2     Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York at 10:00 a.m., local time, on a date to be specified by the parties (the “Closing Date”) which shall be no later than the second business day after the satisfaction or waiver (to the extent permitted by applicable Law (as defined in Section 3.7(a)) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by action at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing.
      Section 1.3     Effective Time. On the Closing Date, immediately after the Closing, the parties shall cause the Merger to be consummated by executing and filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the parties shall agree and as shall be set forth in the Certificate of Merger (such time as the Merger becomes effective is referred to herein as the “Effective Time”).
      Section 1.4     Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the applicable laws of the State of Delaware.
      Section 1.5     Certificate of Incorporation and Bylaws of the Surviving Corporation.
      (a) The certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended (subject to Section 5.9 of this Agreement) in accordance with applicable Law.
      (b) The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended (subject to Section 5.9 of this Agreement) in accordance with applicable Law.
      Section 1.6     Directors. Immediately prior to the Effective Time, the then current directors of the Company shall nominate the then current directors of Merger Sub (the “Merger Sub Directors”) to serve as directors of the Company for election by the Company’s stockholder(s). Such nomination shall be conditional upon the Closing occurring. Immediately after the Effective Time, Parent, as sole stockholder of the Company, shall elect the Merger Sub Directors as directors of the Surviving Corporation. Subject to applicable Law, the Merger Sub Directors shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
      Section 1.7     Officers. The officers of the Company immediately prior to the Closing Date shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
ARTICLE II
Conversion of Shares; Exchange of Certificates
      Section 2.1     Effect on Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Conversion of Company Common Stock. Subject to Sections 2.1(d) and 2.1(e), each issued and outstanding share of Common Stock, par value $1.00 per share, of the Company outstanding immediately prior to the Effective Time (such shares collectively, “Company Common Stock” or “Shares” and each, a “Share”), other than any Cancelled Shares (as defined, and to the extent provided in, Section 2.1(b)) and any Dissenting Shares (as defined, and to the extent provided in, Section 2.1(e)), shall thereupon be converted into and shall thereafter represent the right to receive $67.00 (sixty-seven dollars) in cash (the “Merger Consideration”); and all Shares that have been thus converted into the right to receive the Merger Consideration as provided in this Section 2.1 shall be automatically cancelled and shall cease to exist and the holders of certificates which immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares, other than the right to receive the Merger Consideration, without interest thereon, upon surrender of such certificates in accordance with this Article II.

(b) Parent and Merger Sub-Owned Shares. Each Share that is owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time or held by the Company as treasury stock (in each case, other than any such Shares held on behalf of third parties) (the “Cancelled Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time, shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Adjustments. If at any time during the period between July , 2005 (the “Escrow Date”) and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such change.

(e) Dissenting Shares. (i) Notwithstanding anything contained in this Agreement to the contrary, no Shares issued and outstanding immediately prior to the Effective Time, the holder of which (A) has not voted in favor of the Merger or consented thereto in writing, (B) has demanded its rights to appraisal in accordance with Section 262 of the DGCL, and (C) has not effectively withdrawn or lost its rights to appraisal (the “Dissenting Shares”), shall be converted into or represent a right to receive the Merger Consideration pursuant to Section 2.1(a). By virtue of the Merger, all Dissenting Shares shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under the DGCL. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a member or equity owner of the Surviving Corporation.

(ii) Notwithstanding the provisions of this Section 2.1(e), if any holder of Shares who demands dissenters’ rights shall effectively withdraw or lose (through failure to perfect or otherwise) the right to dissent or its rights of appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder’s Shares shall no longer be Dissenting Shares and shall automatically be converted into and represent only the right to receive Merger Consideration, without any interest thereon.

(iii) The Company shall give Parent (A) prompt notice of any written demands for dissenters’ rights of any Shares, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company which relate to any such demand for dissenters’ rights and (B) the opportunity to participate in all negotiations and proceedings with respect to demands for dissenters’ rights under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for dissenters’ rights or offer to settle or settle any such demands.

      Section 2.2     Exchange of Certificates.
      (a) Paying Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed to act as a paying agent hereunder and approved in advance by the Company (which approval shall not be unreasonably withheld) (the “Paying Agent”), in trust for the benefit of holders of the Shares, the Company Stock Options (as hereinafter defined) and the Company Stock-Based Awards (as hereinafter defined), cash in U.S. dollars sufficient to pay (i) the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the

Effective Time (other than the Cancelled Shares and the Dissenting Shares), payable upon due surrender of the certificates that immediately prior to the Effective Time represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) and Shares represented by book-entry (“Book-Entry Shares”), in each case together with a letter of transmittal, pursuant to the provisions of this Article II, (ii) the Option and Stock-Based Consideration (as hereinafter defined) payable pursuant to Section 5.5, and (iii) the Estimated Aggregate Make-Whole Amount (as hereinafter defined) (such cash referred to in subsections (a)(i), (a)(ii) and (a)(iii), together with any Supplemental Make-Whole Funds, being hereinafter referred to as the “Exchange Fund”).
      (b) Payment Procedures. (i) As soon as reasonably practicable after the Effective Time and in any event not later than the second business day following the Effective Time, the Paying Agent shall mail (x) to each holder of record of Shares whose Shares were converted into the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify), and (ii) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration and (y) to each holder of a Company Stock Option or a Company Stock-Based Award, a check in an amount due and payable to such holder pursuant to Section 5.5 hereof in respect of such Company Stock Option or Company Stock-Based Award.
      (ii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor a check in an amount equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or the number of Book-Entry Shares (as applicable) multiplied by (y) the Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II.
      (iii) For the avoidance of doubt, the Paying Agent or the Surviving Corporation, as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares or holder of Company Stock Options or Company Stock-Based Awards, such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of U.S. state, local or foreign Tax (as hereinafter defined) Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or holder of the Company Stock Options or Company Stock-Based Awards, in respect of which such deduction and withholding were made. If any withholding or deduction is required to be made under the Laws of any Relevant Jurisdiction from the consideration otherwise payable under this Agreement to any holder of Shares or holder of Company Stock Options or Company Stock-Based Awards (except to the extent that, under Laws of general application which are not directly or indirectly targeted at this Agreement and do not have any disproportionate impact on the intended recipients of such consideration hereunder relative to stockholders of companies which engage in similar transactions, such withholding or deduction arises as a result of the holder being or having been resident for Tax purposes in, performing or having performed services in, or otherwise having or having had a taxable presence (other than solely by reason of receiving the consideration otherwise payable under this Agreement)

in any Relevant Jurisdiction), the amount of such payment to such holder of Shares or holder of Company Stock Options or Company Stock-Based Awards shall be increased to an amount which ensures that, after the making of that withholding or deduction, the holder entitled to receive such payment receives and retains a net sum equal to the payment which it would have received and retained had no such withholding or deduction been required (such increase being hereinafter referred to as the “Per Holder Make-Whole Amount”). The total amount of funds necessary and sufficient to ensure that each holder of Shares and each holder of Company Stock Options or Company Stock-Based Awards receives in full the Per Holder Make-Whole Amount to which such holder is entitled pursuant to the foregoing sentence shall hereinafter be referred to as the “Aggregate Make-Whole Amount.” Prior to the Effective Time, Parent shall deposit with the Paying Agent, in accordance with Section 2.2(a) hereof, an amount of funds in cash which in Parent’s good faith estimate shall be equal to or exceed the Aggregate Make-Whole Amount (such estimate, the “Estimated Aggregate Make-Whole Amount”). If, at any time after the Effective Time, the Aggregate Make-Whole Amount exceeds the Estimated Aggregate Make-Whole Amount, Parent shall deposit with the Paying Agent, from time to time, such funds (the “Supplemental Make-Whole Funds”) as are necessary and sufficient to ensure that the sum of (x) the Estimated Aggregate Make-Whole Amount and (y) the Supplemental Make-Whole Funds equals or exceeds at all times the Aggregate Make-Whole Amount.
      (c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Parent for transfer, they shall be cancelled and exchanged for a check in the proper amount pursuant to this Article II.
      (d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one year after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.
      (e) No Liability. Notwithstanding anything herein to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share shall not have been surrendered prior to such date on which any Merger Consideration payable to the holder of such Certificate or Book-Entry Share pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims of any person previously entitled thereto.
      (f) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States government. Any interest and other income resulting from such investments shall be paid to Parent on a current basis.
      Section 2.3     Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

ARTICLE III
Representations and Warranties of the Company
      Except as to matters disclosed in either (a) the Company SEC Documents (as hereinafter defined) filed or furnished prior to the Escrow Date or (b) the corresponding section of the Disclosure Schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:
      Section 3.1     Qualification, Organization, Subsidiaries, etc. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent, prior to the Escrow Date, a true and complete copy of the Company’s restated certificate of incorporation and by-laws, each as amended through the Escrow Date. “Company Material Adverse Effect” means a material adverse effect on the financial condition, business, liabilities, assets or continuing results of operations of the Company and its Subsidiaries, taken as a whole, except to the extent resulting from (i) any changes in general United States or global economic conditions, (ii) the announcement or the existence of, or compliance with, this Agreement and the transactions contemplated hereby, or (iii) any changes affecting the oil and gas industry in general (including changes to commodity prices).
      Section 3.2     Capital Stock.
      (a) The authorized capital stock of the Company consists of 750,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, par value $0.10 per share (“Company Preferred Stock”), of which 5,000,000 shares are designated as Series B Junior Participating Preferred Stock (“Series B Preferred Stock”). As of June 29, 2005, there were (i) 272,295,814 shares of Company Common Stock outstanding (and an additional 71,683 shares pending issuance upon settlement of employee stock option exercises that occurred on June 28, 2005 and June 29, 2005), (ii) an additional 16,537,992 shares of Company Common Stock were held in treasury, (iii) outstanding options to purchase an aggregate of approximately 5,501,471 shares of Company Common Stock at a weighted average exercise price of $37.1321 per share, (iv) an aggregate of 21,531,331 shares of Company Common Stock reserved for issuance under stock-based compensation arrangements, including the 5,501,471 shares underlying the outstanding employee and director stock options, and (v) no shares of Series B Preferred Stock (all of which are reserved for issuance in accordance with the Rights Agreement, dated as of January 5, 2000, between the Company and Mellon Investor Services, LLC (formerly known as ChaseMellon Shareholder Services L.L.C.), as Rights Agent (as amended, the “Rights Agreement”)) or any other shares of Company Preferred Stock outstanding. All the outstanding Shares are, and all Shares reserved for issuance as noted in clauses (i), (iii) and (iv) above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued and are fully paid and non assessable and free of preemptive rights. No Company Subsidiary owns any shares of capital stock of the Company.
      (b) Except as set forth in subsection (a) above and except for changes since June 29, 2005 resulting from the exercise of employee stock options and other stock-based compensation arrangements outstanding on such date, (i) the Company does not have any shares of its capital stock issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities (whether debt or equity) or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the

Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests; (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable securities (whether debt or equity) or other similar right, agreement, arrangement or commitment to issue capital stock or other equity interests; (C) repurchase, redeem or otherwise acquire any such shares of capital stock or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.
      (c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
      (d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.
      Section 3.3     Corporate Authority Relative to this Agreement; No Violation.
      (a) The Company has requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and, except for (i) the Company Stockholder Approval and (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The Board of Directors of the Company has taken all necessary action so that none of the restrictions set forth in Section 203 of the DGCL (the “Interested Stockholder Statute”) or article Seventh of the Company’s restated certificate of incorporation (assuming the accuracy of Parent’s representation in Section 4.9 of this Agreement) will be applicable to this Agreement and the transactions contemplated hereby. The Board of Directors of the Company has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders and (ii) resolved, subject to Section 5.3 of this Agreement, to recommend to such stockholders that they approve and adopt this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.
      (b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with the Hong Kong Companies Ordinance (the “HK Companies Ordinance”), (iii) compliance with any applicable requirements of the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through mergers, acquisitions or otherwise (the “Foreign Antitrust Laws”), including those in Argentina, Brazil and Canada (if applicable), (iv) compliance with any applicable requirements of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), the Rules (the “HKEx Listing Rules”) Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “HKEx”) and any other applicable securities Laws, (v) the appropriate applications, filings and notices to, and approval of, the HKEx and the New York Stock Exchange (the “NYSE”), (vi) compliance with Section 721 of the Defense Production Act of 1950, as amended (“Exon-Florio”), (vii) filings with and approvals that are required to be obtained from any Governmental Entity in the People’s Republic of China, including those with and by the National Development and Reform Commission, (viii) the filing of a Form BE-13 by the Company with the U.S. Department of Commerce and (ix) the approvals set forth on Section 3.3(b) of the Company Disclosure Schedule, no authorization, consent or approval of, or filing with, any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”) is necessary, under applicable Law (as hereinafter defined), for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (which term shall be interpreted, for purposes of this Section 3.3(b), without clause (ii) in the definition thereof) or prevent the Company’s consummation of the transactions contemplated by this Agreement.
      (c) The execution, delivery and performance by the Company of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of consent, termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of the Company’s Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”), other than any such Lien (A) for Taxes not yet due, or being contested in good faith and for which adequate accruals or reserves have been established, or (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like lien arising in the ordinary course of business (each, a “Permitted Lien”) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended, of the Company or any of the Company’s Subsidiaries or (iii) conflict with or violate any Laws (as hereinafter defined) applicable to the Company or any of the Company’s Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, conflict, consent, default, termination, cancellation, acceleration, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (which term shall be interpreted, for purposes of this Section 3.3(c), without clause (ii) in the definition thereof) or prevent the Company’s consummation of the transactions contemplated by this Agreement.
      Section 3.4     Reports and Financial Statements.
      (a) The Company has filed or furnished all forms, documents and reports required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2003 (the “Company SEC Documents”). As of their respective dates, or, if amended prior to the Escrow Date, as of the date of the last such amendment, the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act of 1933 (the “Securities Act”) and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
      (b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including any related notes and schedules) included in its annual reports on Form 10-K for its fiscal years ended December 31, 2003 and 2004 and in its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2004 present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and their cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements), in each case in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto).
      Section 3.5     Internal Controls and Procedures; the Sarbanes-Oxley Act.
      (a) The Company has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports it files or furnishes under the Exchange Act is communicated to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure, (ii) disclosed, based on its most recent evaluation, to its auditors and the audit committee of its Board of

Directors (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting and (iii) identified for the Company’s auditors any material weaknesses in internal controls. The Company has made available to Parent true and correct copies of any of the foregoing disclosures to the auditors or audit committee that have been made in writing from January 1, 2003 through the Escrow Date, and will promptly provide to Parent true and correct copies of any such disclosure that is made after the Escrow Date.
      (b) The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurances (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements. The Company’s management, with the participation of the Company’s principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2004, and such assessment concluded that such internal controls were effective using the framework specified in the Company’s annual report on Form 10-K for its fiscal year ended December 31, 2004.
      (c) No personal loan or other extension of credit by the Company or any of its Subsidiaries to any of its or their executive officers or directors has been made or modified (other than as permitted by Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act) since July 31, 2002.
      (d) Since January 1, 2003, (i) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received any written complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of U.S. federal or state securities laws, a material breach of fiduciary duty or similar material violation by the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents to any officer of the Company, the Board of Directors of the Company or any member or committee thereof.
      Section 3.6     No Undisclosed Liabilities. As of the Escrow Date, except (i) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company SEC Documents, (ii) for liabilities and obligations incurred in the ordinary course of business since December 31, 2004, (iii) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business and (iv) for liabilities or obligations that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise.
      Section 3.7     Compliance with Law; Permits.
      (a) To the Company’s knowledge, neither the Company nor any of its Subsidiaries is in violation of, or, since January 1, 2002, has violated, any applicable provisions of any federal, state, local, or foreign law, statute, treaty, protocol, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license or permit of any Governmental Entity (collectively, the “Laws” and each, a “Law”), except for any violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Notwithstanding anything contained in this Section 3.7(a), no representation or warranty shall be deemed to be made in this Section 3.7(a) in respect of the matters referenced in Section 3.5, or in respect of environmental, Tax, employee benefits or labor Laws matters.
      (b) The Company and the Company’s Subsidiaries are in compliance with all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, approvals and orders of any Governmental Entity necessary for the Company and the Company’s Subsidiaries to own, lease or operate their properties and assets or to carry on their businesses as conducted as of the Escrow Date (the “Company Permits”), except where the failure to have or comply with any of the Company Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
      (c) Without limiting the generality of the foregoing and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company’s Management Committee, since January 1, 2002, neither the Company nor any of its Subsidiaries nor any director, officer, employee or agent of the Company or any of its Subsidiaries has (a) used any funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity or (b) made any unlawful payment to any government official or employee or to any political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.
      Section 3.8     Environmental Laws and Regulations. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) no notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company, threatened by any person against the Company or any of its Subsidiaries, and no penalty has been assessed against the Company or any of its Subsidiaries, in each case, with respect to any matters arising out of any Environmental Law; (ii) the Company and its Subsidiaries are in compliance with all Environmental Laws; (iii) there are no liabilities of the Company or any of its Subsidiaries arising out of any Environmental Law, whether accrued, contingent, absolute, or determined, and, to the knowledge of the Company, there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability; and (iv) there has been no material environmental investigation, study, audit, test, review or other analysis conducted since January 1, 2005 of which the Company has knowledge in relation to any current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned, leased or operated by the Company or any of its Subsidiaries which has not been delivered to Parent prior to the Escrow Date. For purposes of this Section 3.8, the term “Environmental Law” means federal, state, local and foreign statutes, laws (including, without limitation, common law), judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits, governmental agreements or governmental restrictions relating to: (A) the protection, investigation or restoration of the environment or natural resources, (B) the handling, use, presence, disposal, Release or threatened Release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, electromagnetic fields, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance. As used herein, the term “Hazardous Substance” means any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”); any “hazardous waste” as that term is defined in the Resource Conservation and Recovery Act, as amended (“RCRA”); and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended (including as those terms are further defined, construed, or otherwise used in rules, regulations, standards, orders, guidelines, directives, and publications issued pursuant to, or otherwise in implementation of, said Laws); and including, without limitation, any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores and mycotoxins. As used herein, the term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material).

      Section 3.9     Employee Benefit Plans.
      (a) Section 3.9(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. “Company Benefit Plans” means all employee benefit plans, compensation arrangements and other benefit arrangements, whether or not “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance benefits or vacation, severance, retirement, pension or savings benefits, that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of employees, directors, consultants, former employees, former consultants and former directors of the Company or its Subsidiaries and all employee agreements providing compensation, vacation, severance or other benefits to any officer, employee, consultant or former employee of the Company or its Subsidiaries, except to the extent providing benefits imposed or implied by applicable foreign Law. The Company has, prior to the Escrow Date, made available copies of all such material Company Benefit Plans. “U.S. Company Benefit Plans” means all Company Benefit Plans other than Foreign Benefit Plans (as defined in Section 3.9(g) of this Agreement).
      (b) No “accumulated funding deficiency,” as defined in Section 412 of the Code, has been incurred with respect to any U.S. Company Benefit Plan subject to such Section 412, whether or not waived except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any other entity which is a member of a controlled group of entities (within the meaning of Sections 414(b), (c), (m) or (o) of the Code) of which the Company is a member (each, an “ERISA Affiliate”) has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or incurred, or reasonably expects to incur prior to the Effective Time, (i) any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (ii) any liability under Section 4971 of the Code that in either case could become a liability of the Company or any of its Subsidiaries or Parent or any of its ERISA Affiliates after the Effective Time, in each case, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
      (c) Neither the Company nor any ERISA Affiliate nor any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in section 3(37) of ERISA (a “Multiemployer Plan”) except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
      (d) Each U.S. Company Benefit Plan has been maintained and administered in compliance with its terms, with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Plan, and with ERISA and the Code to the extent applicable thereto, except for such non compliance which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Any Company Benefit Plan intended to be qualified under Section 401(a) or 401(k) of the Code has received a favorable determination letter from the Internal Revenue Service and each trust forming a part of such plan is exempt from federal income Tax pursuant to Section 501(a) of the Code, other than a failure to qualify or lack of an exemption as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor its Subsidiaries maintains or contributes to any plan or arrangement which, and no U.S. Company Benefit Plan provides, or has any liability to provide medical benefits to any employee or former employee following his retirement, except as required by applicable Law or as provided in individual agreements upon a severance event.
      (e) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, consultant or officer of the Company or any its Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or as required by applicable Law, or (B) accelerate the time of payment or vesting, increase the amount of compensation due any such employee, consultant or officer or trigger any other material obligation pursuant to any Company Benefit Plan, except as expressly provided in this Agreement. Section 3.9 of the Company Disclosure Schedule lists all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and the officers of any of its Subsidiaries as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination, true and complete copies of which have been previously provided to Parent.
      (f) There has been no amendment to or change in employee participation or coverage under, any Company Benefit Plan that would increase materially the expense of maintaining such Company Benefit Plan above the level of the expense incurred in respect thereof for the 12 months ended on December 31, 2004.
      (g) With respect to each Company Benefit Plan that is not subject to United States Law (a “Foreign Benefit Plan”): (i) all employer and employee contributions to each Foreign Benefit Plan required by Law or by the terms of such Foreign Benefit Plan have been made, or, if applicable, accrued in accordance with GAAP, except for such contributions or accruals which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, except for such failures to maintain which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (iii) each Foreign Benefit Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable Laws (including any special provisions relating to qualified plans where such Foreign Benefit Plan was intended so to qualify), except for such noncompliance which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company will promptly upon request of Parent furnish or make available copies of any such Foreign Benefit Plan.
      Section 3.10     Absence of Certain Changes or Events. From December 31, 2004 through the Escrow Date, other than the transactions contemplated by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice; and since December 31, 2004, there has not been:

(a) any event, development or state of circumstances that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company (other than the Company’s regular quarterly cash dividend and dividends or distributions by any direct or indirect wholly-owned Subsidiary to the Company or any wholly-owned Subsidiary of the Company, and except for dividends or distributions by other Subsidiaries of the Company for which the portion of such dividends or distributions not payable to a direct or indirect wholly-owned Subsidiary of the Company did not exceed $10,000,000 (ten million dollars) in value in the aggregate for all such dividends and distributions), or any repurchase, redemption or other acquisition by the Company or any of its wholly-owned Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Significant Subsidiaries (other than (i) any such repurchases prior to the Escrow Date pursuant to the Company’s publicly announced stock buyback program or pursuant to the terms of Company Stock Options and Company Awards, in each case subject to Section 5.1(a)), and (ii) any such transaction solely among the Company and its wholly-owned Subsidiaries or solely among the Company’s wholly-owned Subsidiaries;

(c) any amendment of any material term of any outstanding security of the Company or any of its “significant subsidiaries,” as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act of the Company (each, a “Significant Subsidiary”), other than capital stock of wholly-owned Subsidiaries;

(d) except for transactions solely among the Company and its wholly-owned Subsidiaries or solely among the Company’s wholly-owned Subsidiaries, any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any material amount of indebtedness for borrowed money, other than in the ordinary course of business and in amounts and on terms consistent with past practice;

(e) any creation or other incurrence by the Company or any of its Subsidiaries of any material Lien on any material asset, other than in the ordinary course of business consistent with past practice;

(f) to the knowledge of the Company’s Management Committee, any transaction or commitment made, or any contract, agreement or settlement entered into, by (or judgment, order or decree affecting) the Company or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of any assets), or any relinquishment by the Company or any of its Subsidiaries of any contract or other right, in either case, that is material to the Company and its Subsidiaries taken as a whole, other than transactions, commitments, contracts, agreements or settlements (including without limitation settlements of litigation and Tax proceedings) in the ordinary course of business consistent with past practice, those expressly permitted by this Agreement, those solely among the Company and its wholly-owned Subsidiaries or solely among the Company’s wholly-owned Subsidiaries, or as agreed to in writing by Parent prior thereto;

(g) any change in any method of financial accounting or financial accounting practice by the Company or any of its Subsidiaries, except for any such change which is not material or which is required by reason of a concurrent change in GAAP or Regulation S-X under the Exchange Act or applicable Law;

(h) any (i) grant of any severance or termination pay to (or amendment to any such existing arrangement with) any director, officer or employee of the Company or any of its Subsidiaries, other than in accordance with existing plans and policies, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries, (iii) increase in benefits payable under any existing severance or termination pay policies, or (iv) increase in (or amendments to the terms of) compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its Subsidiaries, other than increases made in the ordinary course of business with respect to employees other than executives; or

(i) any (i) Tax election made or changed, (ii) Tax audit settled or (iii) amended Tax Return filed, in each case, that is reasonably likely to result in an increase to a Tax liability, which increase is material to the Company and its Subsidiaries, taken as a whole.
      Section 3.11     Investigations; Litigation. As of the Escrow Date, there is no

(a) action, claim, proceeding or suit; or

(b) investigation or review by any Governmental Entity with respect to the Company or any of the Company’s Subsidiaries,

in each case pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or that, as of the Escrow Date, to the Company’s knowledge, in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.
      Section 3.12     Proxy Statement; Other Information.
      (a) None of the information with respect to the Company or its Subsidiaries to be included in the Proxy Statement (as defined below) will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. The letters to stockholders, notices of meeting, proxy statement and forms of proxies to be distributed to stockholders in connection with the Merger and any schedules required to be filed with the SEC in connection therewith are collectively referred to herein as the “Proxy Statement.”

      (b) None of the information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in any filing by Parent with the HKEx in respect of the transactions contemplated hereby or in connection herewith (including a circular to shareholders of Parent pursuant to the HKEx Listing Rules (together with any amendments or supplements, the “Parent Circular” and together with any other documents required to be filed with the HKEx in connection with the transactions contemplated hereby, the “Parent Disclosure Documents”) will, in the case of each of the Parent Disclosure Documents, at the time of the filing thereof, at the time of the mailing thereof to the shareholders of Parent and at the time of the Parent Shareholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
      Section 3.13     Rights Plan. The Board of Directors of the Company has resolved to, and the Company after the execution of this Agreement will, take all action necessary to render the rights to purchase shares of Series B Preferred Stock of the Company, issued pursuant to the terms of the Rights Agreement, inapplicable to the Merger, this Agreement and the transactions contemplated hereby.
      Section 3.14     Tax Matters.
      (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; (ii) the Company and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except, in the case of clause (i) or clause (ii) hereof, with respect to matters for which adequate reserves have been established; (iii) the U.S. consolidated federal income Tax Returns of the Company have been examined by the Internal Revenue Service (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired); (iv) as of the Escrow Date, there are not pending or, to the knowledge of the Company threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters; (v) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens; (vi) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law); (vii) the Company has complied with all Laws applicable to the withholding and payment over of Taxes, and has timely withheld and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over; and (viii) there are no agreements, understandings or arrangements relating to material Taxes between the Company or any of its Subsidiaries and any Governmental Entity that will be terminated or the operation or effect of which will be amended, changed or altered in any material respect as a result of the Merger.
      (b) For purposes of this Agreement: (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, severance, withholding, ad valorem or value added; and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.
      Section 3.15     Labor Matters. Except to the extent imposed by applicable foreign Law, as of the Escrow Date, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement (or similar agreement or arrangement in any foreign country) with employees, a labor union or labor organization. Except for such matters which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) as of the Escrow Date, (i) there are no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries (“Employees”), (ii) to the knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, (iii) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries and (iv) there is no slowdown, or work stoppage in effect or, to the knowledge of the Company, threatened with respect to Employees and (b) the Company and its Subsidiaries are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours and (iii) unfair labor practices. Neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Notification Act as a result of any action taken by the Company (other than at the written direction of Parent or as a result of the Merger) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
      Section 3.16     Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or Subsidiary of the Company owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property Rights used in their respective businesses as currently conducted, and (ii) the consummation of the transactions will not alter or impair such rights. There are no pending or, to the knowledge of the Company, threatened claims by any person alleging infringement by the Company or its Subsidiaries for their use of any Intellectual Property Rights in their respective businesses as currently conducted that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the conduct of businesses of the Company and its Subsidiaries does not infringe and has not infringed upon any Intellectual Property Rights or any other proprietary right of any person. As of the Escrow Date, neither the Company nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property Rights which violation or infringement has had, or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Intellectual Property Rights owned or licensed by the Company or a Subsidiary of the Company are valid and enforceable. As used herein, “Intellectual Property Rights” means trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, registered and unregistered copyrights, trade secrets, inventions, patents or applications and registrations therefor.
      Section 3.17     Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Morgan Stanley dated the date of this Agreement, substantially to the effect that, as of such date, the Merger Consideration is fair to the holders of the Company Common Stock from a financial point of view.
      Section 3.18     Required Vote of the Company Stockholders. The affirmative vote of the holders of outstanding Shares, voting together as a single class, representing at least a majority of all the votes entitled to be cast thereupon by holders of Company Common Stock, is the only vote of holders of securities of the Company which is required to approve and adopt this Agreement and the transactions contemplated hereby (the “Company Stockholder Approval”).
      Section 3.19     Hydrocarbon Contracts.
      (a) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Hydrocarbon Contracts (as defined below) are in full force and effect in accordance with their respective terms; (ii) all royalties, rentals and other payments due thereunder have been properly and timely paid; (iii) there are currently pending no written requests or demands for payments, adjustments of payments or performance pursuant thereto; (iv) none of the Company or any of its Subsidiaries is in breach of any of its obligations under any Hydrocarbon Contracts; and (v) to the knowledge of the Company, no other party to any Hydrocarbon Contract is in breach of any of its obligations thereunder. The term “Hydrocarbon Contract” means a material Hydrocarbon production sharing contract, lease or license, permit or other similar agreement or right permitting the Company or any of its Subsidiaries to explore for, develop, use, produce, sever, process, operate and occupy Hydrocarbon interests and associated fixtures or structures for a specified period of time. The term “Hydrocarbon Contract” also includes any farm-out or farm-in agreement, operating agreement, unit agreement, pooling or communitization agreement, declaration or order, joint venture, option or acquisition agreement, any oil and gas production, sales, marketing, transportation, exchange and processing contract and agreement, or any other contract affecting the ownership or operation of properties held for exploration or production of Hydrocarbons, or the disposition of the Hydrocarbons produced therefrom, in each case to which the Company or any of its Subsidiaries is a party. The term “Hydrocarbons” means any of oil, bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids, coal bed methane and any and all other substances produced in association with any of the foregoing, whether liquid, solid or gaseous.
      (b) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have filed with the applicable government authorities all applications and obtained all licenses, permits and other authorizations required for operations under the Hydrocarbon Contracts, and (ii) the Company and its Subsidiaries have complied with all rules and regulations of any applicable government authority with respect to operations under the Hydrocarbon Contracts.
      Section 3.20     Material Contracts. Except for this Agreement and except as set forth in the Company SEC Documents, as of the Escrow Date, neither the Company nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Commission) (any contract of the type described in this Section 3.20 being referred to herein as a “Company Material Contract”).
      Section 3.21     Finders or Brokers. Except for Morgan Stanley, a copy of whose engagement agreement has been made available to Parent, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.
ARTICLE IV
Representations and Warranties of Parent and Merger Sub
      Except as disclosed in the Parent SEC Documents (as hereinafter defined) filed or furnished prior to the Escrow Date or in the corresponding section of the Disclosure Schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:
      Section 4.1     Qualification; Organization, Subsidiaries, etc. Each of Parent and its Subsidiaries is a legal entity duly organized, validly existing and (as relates to Merger Sub) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement, including, without limitation, the Financing (as hereinafter defined) (a “Parent Material Adverse Effect”). Parent has made available to the Company, prior to the Escrow Date, a true and complete copy of Parent’s certificate of incorporation and by-laws, each as amended through the Escrow Date.
      Section 4.2     Corporate Authority Relative to this Agreement; No Violation.
      (a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Parent Shareholder Approval (as defined below), to consummate the transactions contemplated hereby, including the Merger and the Financing. The execution and delivery of this

Agreement and the consummation of the transactions contemplated hereby, including the Financing, have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub and, except for (i) the affirmative vote (the “Parent Shareholder Approval”) of holders of a simple majority of ordinary shares, nominal value H.K.$0.02 per share, of Parent (“Parent Ordinary Shares”) present and voting on a show of hands (or, if on a poll, the holders of a simple majority of the votes attaching to the Parent Ordinary Shares who vote in person or by proxy) at the Parent Shareholder Meeting in favor of the transactions contemplated by this Agreement (the “Parent Proposal”), in which vote the Parent Ordinary Shares held directly or indirectly by the Majority Parent Shareholder will be entitled to vote and be counted, and (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby, including the Financing. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms. At a meeting duly called and held, Parent’s Board of Directors has approved and adopted this Agreement and the transactions contemplated by this Agreement.
      (b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with the HK Companies Ordinance, (iii) compliance with any applicable requirements of the HSR Act and Foreign Antitrust Laws, including those in Argentina, Brazil and Canada (if applicable), (iv) compliance with any applicable requirements of the Securities Act, the Exchange Act, the HKEx Listing Rules (the rules of which, with respect to all shareholder approvals required in connection with the Merger and the Financing, shall be satisfied upon the Majority Parent Shareholder’s compliance with the Voting Agreement) and any other applicable securities Laws, (v) the appropriate applications, filings and notices to, and approval of, the HKEx and the NYSE, (vi) compliance with Exon-Florio, (vii) filings with and approvals that are required to be obtained from any Governmental Entity in the People’s Republic of China, including those with and by the National Development and Reform Commission and (viii) the filing of a Form BE-13 by the Company with the U.S. Department of Commerce, no authorization, consent or approval of, or filing with, any United States or foreign Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
      (c) The Majority Parent Shareholder, Overseas Oil and Gas Corporation, Limited, a Bermuda company and CNOOC (BVI) Limited, a British Virgin Islands company, each of which is a wholly-owned subsidiary of the Majority Parent Shareholder (collectively, the “Majority Parent Shareholder Subsidiaries”), have all requisite corporate power and authority to enter into the Voting Agreement and to comply with their obligations thereunder, including voting all of the Parent Ordinary Shares beneficially owned by the Majority Parent Shareholder (the “Majority Parent Shares”) in favor of the transactions contemplated by this Agreement. The Majority Parent Shareholder and the Majority Parent Shareholder Subsidiaries have all requisite power and authority to exercise the voting rights attached to the Majority Parent Shares at the Parent Shareholder Meeting (including, without limitation, with respect to any shareholder resolutions, whether under the HKEx Listing Rules, the Hong Kong Companies Ordinance, or otherwise) necessary or appropriate to ensure that Parent and its directors have all necessary powers, authorities and permissions to complete the transactions contemplated by this Agreement, including the Financing and any alternative financings proposed by Parent and relating to the transactions contemplated by this Agreement (any such resolutions, the “Parent Resolutions”). There is no impediment, regulatory or otherwise, to the Majority Parent Shareholder’s or the Majority Parent Shareholder Subsidiaries’ exercise of the voting rights attached to any of the Majority Parent Shares in favor of the transactions contemplated by this Agreement (including the Merger, the Financing and any alternative financings proposed by Parent and relating to the transactions contemplated by this Agreement). Assuming the Majority Parent Shareholder complies with its obligations under the Voting Agreement, the Parent Resolutions shall be adopted. Neither Parent nor any Affiliate thereof has received any indication, written or otherwise, from the HKEx that would indicate any inaccuracy with respect to the representation set forth in this Section 4.2(c).
      (d) The execution, delivery and performance by Parent and Merger Sub of this Agreement does not, and the consummation of the transactions contemplated hereby, including the Financing, and compliance with the provisions hereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of consent, termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended, of Parent or any of its Subsidiaries or (iii) conflict with or violate any Laws applicable to Parent, any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, right, loss or Lien that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
      Section 4.3     Reports and Financial Statements.
      (a) Parent has filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since December 31, 2003 (the “Parent SEC Documents”). As of their respective dates, or, if amended prior to the Escrow Date, as of the date of the last such amendment, the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
      (b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent (including any related notes and schedules) included in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as of the dates thereof and the consolidated results of their operations and their cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements), in each case in conformity with accounting principles generally accepted in Hong Kong applied on a consistent basis (except as may be indicated in the notes thereto).
      Section 4.4     Investigations; Litigation. As of the Escrow Date, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and (b) there are no actions, suits, inquiries, investigations or proceedings pending (or, to Parent’s knowledge, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties at law or in equity before, and, as of the Escrow Date, there are no orders, judgments or decrees of or before any Governmental Entity, in each case, which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
      Section 4.5     Proxy Statement; Other Information. None of the information with respect to Parent or its Subsidiaries to be included in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
      Section 4.6     Available Funds.
      (a) Section 4.6 of the Parent Disclosure Schedule sets forth true, accurate and complete copies of (i) the commitment letter and related term sheets accepted, agreed and executed by the Majority Parent Shareholder and Parent, whereby the Majority Parent Shareholder commits, subject to the terms and conditions thereof, to provide to Parent a subordinated funding security in an aggregate principal amount of up to US$4,500,000,000 and a subordinated bridge security in an aggregate principal amount of US$2,500,000,000 to finance the transactions contemplated by this Agreement (the “Subordinated Funding Commitment Letter”), (ii) the commitment letter and related term sheets accepted, agreed and executed by Goldman Sachs Credit Partners L.P. (“GSCP”), JPMorgan Chase Bank, N.A. (“JPMorgan Bank”), J.P. Morgan Securities (Asia Pacific) Limited (“JPM Securities”) and Parent, whereby GSCP and JPMorgan Bank commit, subject to the terms and conditions thereof, to provide to Parent an acquisition financing bridge facility in an aggregate principal amount of US$3,000,000,000 to finance the transactions contemplated by this Agreement (the “GS/ JPM Bridge Facility Commitment Letter”), and (iii) the commitment letter and related term sheets accepted, agreed and executed by The Industrial and Commercial Bank of China (“ICBC”) and Parent whereby ICBC commits, subject to the terms and conditions thereof, to provide to Parent an acquisition financing bridge facility in an aggregate principal amount of US$6,000,000,000 to finance the transactions contemplated by this Agreement (the “ICBC Bridge Facility Commitment Letter” and, together with the Subordinated Funding Commitment Letter and the GS/ JPM Bridge Facility Commitment Letter, the “Financing Commitments,” the financing under the GS/ JPM Bridge Facility Commitment Letter and the ICBC Bridge Facility Commitment Letter being referred to as the “Debt Financing” and, together with the financing under the Subordinated Funding Commitment Letter, the “Financing”). The Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect and neither Parent nor Merger Sub is in breach of any of the conditions set forth therein. The proceeds from such Financing, together with cash on hand and available lines of credit, constitute all of the financing required to be provided by Parent for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration, the Option and Stock-Based Consideration and the Make-Whole Amounts. The Debt Commitment Letters contain all of the conditions precedent to the obligations of the lenders thereunder to make the Debt Financing available to Parent on the terms therein, and the Subordinated Debt Commitment Letters contain all of the conditions precedent to the obligations of the Majority Parent Shareholder to make the subordinated debt financing thereunder available to Parent on the terms therein. Assuming satisfaction of the condition set forth in Section 6.3(a), no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or failure to satisfy a condition precedent on the part of Parent under the Financing Commitments that has not been waived or remedied to the satisfaction of the parties thereto. Parent has fully paid any and all commitment fees or other fees on the dates and to the extent required by the Financing Commitments. There are no other agreements, written or oral, with respect to the Financing that contain any condition to any party’s obligations in respect of the Financing other than the Financing Commitments.
      (b) The financing committed to be provided to Parent pursuant to the Subordinated Debt Financing Letters falls under the exemption contained in Listing Rule 14A.65(4) of the HKEx Listing Rules.
      Section 4.7     Finders or Brokers. Neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger payable by the Company or any of its Subsidiaries.
      Section 4.8     Capitalization and No Activities of Merger Sub. As of the Escrow Date, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has outstanding no option, warrant or any other agreement pursuant to which any person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the Escrow Date and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

      Section 4.9     Lack of Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries owns, directly or indirectly, any Shares or other securities convertible into, exchangeable into or exercisable for Shares.
      Section 4.10     No Withholding Tax. No withholding Tax will be imposed by any Relevant Jurisdiction on the Merger Consideration or the Option and Stock-Based Consideration (i) except to the extent that a holder is subject to such withholding or deduction as a result of being or having been resident for Tax purposes in, or having or having had a taxable presence (other than solely by reason of receiving the consideration otherwise payable under this Agreement) in, any Relevant Jurisdiction, and (ii) except, in the case of Option and Stock-Based Consideration, for withholding Tax on compensation income of service providers that are performing or have performed services in any Relevant Jurisdiction.
      Section 4.11     PRC Government Approvals. Parent and Merger Sub have received or will receive all approvals under the Laws of each Relevant Jurisdiction (as defined herein). “Relevant Jurisdiction” means the People’s Republic of China and Hong Kong and all relevant Governmental Entities located therein.
ARTICLE V
Covenants and Agreements
      Section 5.1     Conduct of Business by the Company. From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by Law (provided that any party availing itself of such exception must first consult with the other party), (ii) as may be agreed in advance in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly permitted by this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted only in, and such entities shall not take any action except in the ordinary course of business consistent with past practices; and the Company for itself and on behalf of its Subsidiaries agrees with Parent to use its commercially reasonable efforts to (x) preserve substantially intact their business organizations and goodwill, (y) keep available the services of those of their present officers, employees and consultants who are integral to the operation of their businesses as presently conducted and (z) preserve their present relationships with significant customers and suppliers and with other persons with whom they have significant business relations; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 5.1 shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Without limiting the generality of the foregoing, the Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time, without the prior written consent of Parent, the Company:

(a) shall not, and shall not permit any of its Subsidiaries that is not wholly-owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries) or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of any of its Subsidiaries, except (A) dividends and distributions paid or made on a pro rata basis by Subsidiaries or immaterial dividends declared and paid in the ordinary course of business consistent with past practice and (B) that the Company may continue to pay regular quarterly cash dividends on the Company Common Stock with customary record and payment dates of $0.20 per share per fiscal quarter and except for repurchases, redemptions or acquisitions (x) required by the terms of its capital stock or any securities outstanding on the Escrow Date, (y) required by or in accordance with the respective terms, as of the Escrow Date, of any Company Stock Option Plan or any dividend reinvestment plan as in effect on the Escrow Date, in each case, in the ordinary course of the operations of such plan consistent with past practice or (z) effected in the ordinary course consistent with past practice;

(b) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly-owned Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction;

(c) except as required pursuant to existing written agreements or employee benefit plans on the terms and conditions in effect as of the Escrow Date, or as otherwise required by Law, shall not, and shall not permit any of its Subsidiaries to (A) except in the ordinary course of business consistent with past practice (including, for this purpose, the normal salary, bonus and equity compensation review process conducted each year) increase the compensation or other benefits payable or to become payable to its directors, officers or employees, (B) grant any severance or termination pay to, or enter into any severance agreement with any director, officer or employee of the Company or any of its Subsidiaries other than in connection with terminations of employment of employees in the ordinary course of business consistent with past practice, (C) enter into any employment agreement with any executive officer of the Company (except to the extent necessary to replace a departing employee or as is customary practice in any foreign jurisdiction and except for employment agreements terminable on less than 30 days’ notice without penalty), or (D) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except, in each case, as would not result in a material increase to the Company in the cost of maintaining such collective bargaining agreement, plan, trust, fund, policy or arrangement;

(d) shall not, and shall not permit any of its Subsidiaries to, enter into or make any loans to any of its officers, directors, employees, agents or consultants (other than advances in the ordinary course of business consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons, except as required by the terms of any Company Benefit Plan;

(e) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(f) except in respect of the Merger, shall not, and shall not permit any of its Subsidiaries to, enter into any material joint venture, partnership or other similar arrangement (other than with the Company or any wholly-owned Subsidiary of the Company) or make any loan, capital contribution or advance to or investment in any other person (other than the Company or any wholly-owned Subsidiary of the Company) other than in the ordinary course of business, consistent with past practice or in an amount not exceeding $10 million;

(g) shall not, and shall not permit any of its Subsidiaries to, acquire any assets or property of any other person (other than the Company or a wholly-owned Subsidiary of the Company), except (i) in the ordinary course of business consistent with past practice, or (ii) with a value or purchase price (inclusive of long-term indebtedness incurred or assumed in connection therewith) in the aggregate in excess of $10 million in the case of any one such transaction or $50 million in the case of all such transactions collectively;

(h) shall not amend its certificate of incorporation or by-laws, and shall not permit any of its Subsidiaries to adopt any material amendments to its certificate of incorporation or by-laws or similar applicable charter documents;

(i) except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the express terms of any unexercisable options outstanding on the Escrow Date), other than (A) issuances of Company Common Stock in respect of any exercise of Company Stock Options and Company Stock-Based Awards (each as hereinafter defined) outstanding on the Escrow Date, (B) the sale of Shares pursuant to the exercise of options to purchase Company Common Stock if necessary to effectuate an optionee direction upon exercise or for withholding, (C) issuances of Company Common Stock pursuant to the Unocal Dividend Reinvestment & Common Stock Purchase Plan on the terms and conditions in effect on the Escrow Date and (D) issuances of equity-based compensation awards to directors, officers or employees in the ordinary course of business consistent with past practice, provided, that the Company reserves the right to issue restricted shares of Company Common Stock or restricted share units based on Company Common Stock in lieu of Company Stock Options, with appropriate adjustments to the number of shares to reflect the fact that such awards are based on the full value of a share of Company Common Stock and not the appreciation in the value of Company Common Stock;

(j) except as expressly permitted pursuant to Section 5.1(i), shall not, and shall not permit any of its Subsidiaries to, grant, confer or award any compensatory warrants, options, convertible security or other rights to acquire any shares of its capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the express terms of any unexercisable options outstanding on the Escrow Date);

(k) shall not, and shall not permit any of its Subsidiaries to, incur any indebtedness for borrowed money (other than (i) any such indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (ii) additional short term debt not to exceed $500,000,000 in the aggregate) or guarantee or assume any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case other than in the ordinary course of business, consistent with past practice;

(l) except as expressly permitted or required by Section 5.6, shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, encumber (including by the grant of any option thereon) or otherwise dispose of any material assets or property except pursuant to existing contracts or commitments or except in the ordinary course of business consistent with past practice and in no event in an amount exceeding $50 million in the aggregate;

(m) shall not, and shall not permit any of its Subsidiaries to (i) modify, amend, terminate or waive any material rights under any Company Material Contract or any material Hydrocarbon Contract (or any contract that, if entered into on or before the Escrow Date, would constitute a Company Material Contract or a material Hydrocarbon Contract) or (ii) enter into any agreement that would constitute a Company Material Contract or a material Hydrocarbon Contract if it had been entered into on or before the Escrow Date, other than, in each case, in the ordinary course of business consistent with past practice;

(n) shall not, and shall not permit any Subsidiary of the Company to, make or authorize capital expenditures except (i) as consistent with the capital budgets set forth in Section 5.1(m) of the Company Disclosure Schedule or (ii) for additional capital expenditures beyond those included in the capital budgets set forth in Section 5.1(m) of the Company Disclosure, provided that such expenditures do not exceed an aggregate of $100 million per year for the 2005 and 2006 fiscal years;

(o) except as is required by Law, shall not (A) make or change any Tax election, (B) settle any Tax audit or (C) file any amended Tax Return, in each case, that is reasonably likely to result in an increase to a Tax liability, which increase is material to the Company and its Subsidiaries, taken as a whole;

(p) shall not, and shall not permit any of its Subsidiaries to, settle or compromise any claim, demand, lawsuit or state or federal regulatory proceeding, whether now pending or hereafter made or brought, or waive, release or assign any rights or claims in any such case in an amount in excess of $20 million or that is otherwise qualitatively material to the Company; provided, that Parent will not unreasonably withhold its consent to any such settlement or compromise; and, provided, further, that in the case of any action that challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby, the Company shall consult with Parent and keep Parent reasonably informed as to the status of such action;

(q) except as contemplated by Section 5.6, shall not, and shall not permit any of its Subsidiaries to, enter into any agreement that limits (other than in an insignificant manner) the ability of the Company or any Subsidiary of the Company, or would limit (other than in an insignificant manner) the ability of Parent or any Subsidiary of Parent after the Effective Time, to compete in or conduct any line of business or compete with any person in any geographic area or during any period, it being understood that any restriction that by its terms does not extend more than six (6) months beyond the Effective Time shall be deemed to be insignificant; and

(r) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions;
provided, however, that nothing in this Agreement shall prevent the Company from, in its sole discretion, (x) negotiating and entering into production period extensions relating to the Company’s concessions in Thailand as well as related marketing arrangements or (y) negotiating, approving, submitting for partner and governmental approvals and entering into all commitments necessary to maintain the schedules for the Sadewa, Senturian, Gendalo and Gegem-Ranggas projects in Indonesia, provided, that in each case the Company shall do so on commercially reasonable terms in accordance with the Company’s customary approval practices and, with respect to any changes to the financial terms of such extensions and commitments, the Company will only make such changes in its good faith business judgment.
      Section 5.2     Investigation. The Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and shall use all reasonable efforts to cause its Representatives to furnish promptly to Parent such additional financial and operating data and other information as to its and its Subsidiaries’ respective businesses and properties as Parent or its Representatives may from time to time reasonably request, except that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent that would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to the Company or any of its Subsidiaries, or would constitute a violation of applicable Laws. Parent hereby agrees that it shall treat any such information in accordance with the Confidentiality Agreement dated as of February 18, 2005 between the Company and Parent (the “Confidentiality Agreement”). Subject to the exception in the first sentence of this section and to the immediately preceding sentence, the Company agrees to confer at such times as Parent may reasonably request with one or more directors, officers, employees or agents of Parent, to report material operational matters and the general status of its ongoing operations. Notwithstanding any provision of this Agreement to the contrary, the Company shall not be obligated to make any disclosure in violation of applicable Laws.
      Section 5.3     No Solicitation.
      (a) The Company agrees that neither it nor any Subsidiary of the Company shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate, encourage or induce any inquiry with respect to, or the making, submission or announcement of, any Company Alternative Proposal or any bona fide oral expression of intent with respect thereto, (ii) participate in any negotiations regarding, or furnish any nonpublic information with respect to the Company, any of its Subsidiaries or any of their respective affiliates or afford access to the business, properties, assets, books or records of the Company, any of its subsidiaries or any of their respective affiliates to any third party (or any of its representatives or advisors) who has made or disclosed to the Company or publicly an intention to make any Company Alternative Proposal or made to the Company any bona fide oral expression of intent with respect thereto, or in response to any inquiries or proposals that the Company reasonably expects to lead to any Company Alternative Proposal or any bona fide oral expression of intent with respect thereto, (iii) engage in discussions with respect to a possible Company Alternative Proposal with any person that has made or disclosed to the Company or publicly an intent to make a Company Alternative Proposal or made to the Company any bona fide oral expression of intent with respect thereto, except to notify such person as to the existence of the provisions of this Section 5.3, (iv) withdraw or modify in a manner adverse to Parent the Company Recommendation (as defined in Section 5.4(b)) (or recommend any Company Alternative Proposal) (any action described in this clause (iv) being referred to as a “Company Change of Recommendation”), (v) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (vi) enter into any letter of intent or similar document or any agreement or commitment providing for any Company Alternative Proposal (except for confidentiality agreements permitted under Section 5.3(b)).
      (b) Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives a Company Alternative Proposal (i) which constitutes a Company Superior Proposal or (ii) which the Board of Directors of the Company determines in good faith after consultation with the Company’s outside legal and financial advisors is reasonably likely to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Company Superior Proposal, the Company may, directly or indirectly through advisors, agents or other intermediaries, prior to the receipt of the Company Stockholder Approval and subject to it having complied with Section 5.3(a) prior thereto and subject to compliance with Section 5.3(e) below, take the following actions: (x) furnish nonpublic information to the third party and its Representatives making such Company Alternative Proposal, if, and only if, prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement with terms no less favorable to the Company with respect to confidentiality than the terms of the Confidentiality Agreement and (y) engage in discussions or negotiations with the third party and its Representatives with respect to the Company Alternative Proposal.
      (c) In response to the receipt of a Company Superior Proposal that has not been withdrawn, the Board of Directors of the Company may, prior to the receipt of the Company Stockholder Approval and subject to it having complied with Section 5.3(a) prior thereto and subject to compliance with Section 5.3(e) below, make a Company Change of Recommendation if the Board of Directors of the Company has concluded in good faith after consultation with the Company’s outside legal and financial advisors that the failure of the Board of Directors to effect a Company Change of Recommendation would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders under applicable Law. No Company Change of Recommendation shall change the approval of the Board of Directors of the Company for purposes of causing Article 7 of the Company’s certificate of incorporation, any state takeover Law (including the Interested Stockholder Statute) or other state Law to be inapplicable to the Merger and the other transactions contemplated by this Agreement.
      (d) Nothing in this Agreement shall prohibit the Board, in circumstances not involving a Company Alternative Proposal, from making a Company Change of Recommendation prior to the receipt of the Company Stockholder Approval, if the Board determines in good faith (after consultation with outside legal counsel) that failure to take such action would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders under applicable Law.
      (e) The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its advisors) of any Company Alternative Proposal, any indication of which the Company has knowledge that a third party is considering making a Company Alternative Proposal or of any request for nonpublic information relating to the Company, any of its Subsidiaries or any of their respective affiliates or for access to the business, properties, assets, books or records of the Company, any of its Subsidiaries or any of their respective affiliates by any third party that the Company has knowledge may be considering making, or has made, a Company Alternative Proposal. The Company shall provide that notice orally and in writing and shall identify the third party making, and the price and other material terms and conditions of, any such

Company Alternative Proposal, indication or request. The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status and material terms of any such Company Alternative Proposal, indication or request. The Company shall, and shall cause its Subsidiaries and the advisors, employees and other agents of the Company and any of its Subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of this Agreement with respect to any Company Alternative Proposal and shall promptly request that such party (or its agents or advisors) return or destroy the confidential information about the Company that was furnished by or on behalf of the Company or any of its Subsidiaries (including any material containing or derived from such confidential information), and to provide the Company with written confirmation of compliance with such request.
      (f) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from making any other disclosure, if, in the good faith judgment of the Company’s Board of Directors, after consultation with its outside legal and financial advisors, failure so to disclose would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders, or is otherwise required, under applicable Law, provided, however, that the fact that a disclosure is permitted by this Section 5.1(f) does not in and of itself preclude that disclosure from constituting a Company Change in Recommendation.
      (g) As used in this Agreement, “Company Alternative Proposal” shall mean any bona fide written proposal, offer or bona fide written indication of interest, made by any person prior to the receipt of the Company Stockholder Approval (other than a proposal or offer by Parent or any of its Subsidiaries) for (i) any direct or indirect acquisition or purchase of 20% or more of the consolidated assets of the Company and its Subsidiaries or 50% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party’s beneficially owning 20% or more of any class of equity or voting securities of the Company or 50% or more of any class of equity or voting securities of any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, or (iii) any merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, in the aggregate constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, in each case other than the transactions contemplated by this Agreement.
      (h) As used in this Agreement, “Company Superior Proposal” shall mean an unsolicited, written Company Alternative Proposal for or in respect of at least a majority of the outstanding shares of Company Common Stock or all or substantially all of the Company and its Subsidiaries’ assets made by any person on terms that the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside financial and legal advisors, and after considering all the terms and conditions of the Company Alternative Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, is reasonably likely to be consummated and is more favorable to the Company’s stockholders than the Merger (or any subsequent offer made by Parent in response to any such Company Alternative Proposal).
      Section 5.4     Securities Law Filings; Other Actions.
      (a) The Company shall prepare and file with the SEC the Proxy Statement, which shall, except to the extent provided in Section 5.3, include the Company Recommendation, and shall use all reasonable efforts to respond to any comments by the SEC staff in respect of the Proxy Statement.
      (b) Subject to the other provisions of this Agreement, the Company shall take all action necessary in accordance with the DGCL and its restated certificate of incorporation and by-laws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable, for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”) and, subject to Section 5.3, shall, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby (the “Company Recommendation”). Subject to Section 5.3 of this Agreement, the Company will use all reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger.
      (c) Parent shall take all actions in accordance with applicable Law, its Memorandum and Articles of Association and the rules of the HKEx to (i) cause an extraordinary general meeting of the shareholders of Parent (the “Parent Shareholder Meeting”) to be duly called and held for the purposes of obtaining the Parent Shareholder Approval as soon as reasonably practicable, (ii) ensure that the Parent Resolutions are duly put to Parent shareholders at the Parent Shareholder Meeting and (iii) ensure that the Parent Shareholder Meeting shall not be adjourned without a valid vote on all the Parent Resolutions having been duly completed. Parent shall recommend to all Parent shareholders that they vote in favor of all the Relevant Resolutions, and shall ensure that such recommendation is duly set out in the Parent Circular.
      (d) As soon as practicable following the date hereof, Parent shall release an announcement in Hong Kong by or on behalf of the parties stated therein, setting out the terms on which Parent has agreed to undertake the Merger and any other information required by Law to be included in such announcement (the “Announcement”). Parent shall deliver a copy of the Announcement to the Company as soon as practicable after it has been released.
      (e) Parent shall promptly prepare the Parent Circular in compliance with all applicable requirements, including the HKEx Listing Rules, and shall include a notice convening the Parent Shareholder Meeting.
      (f) Parent and its counsel (in the case of the Proxy Statement) or the Company and its counsel (in the case of the Parent Disclosure Documents) shall be given a reasonable opportunity to review and comment on the Proxy Statement and each Parent Disclosure Document, as the case may be, in each case before any such document (or any amendment thereto) is filed with the relevant regulator (e.g., the SEC, the HKEx, etc.), and good faith consideration shall be given to any comments made by such party and its counsel. Each party shall provide the other party and its counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the relevant regulator or its staff with respect to the Proxy Statement and each Parent Disclosure Document promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to provide comments on any proposed response to such comments or other communications (to which good faith consideration shall be given). None of the Company nor any of its directors or officers shall have, nor shall they be required to assume, any responsibility for any announcements or other documents issued or published by Parent for the purposes of, or in connection with, the Merger or any of the other transactions contemplated by this Agreement, except to the extent of any information furnished by or on behalf of the Company for inclusion therein.
      Section 5.5     Stock Options and Other Stock-Based Awards; Employee Matters.
      (a) Stock Options and Other Stock-Based Awards.

(i) Each option to purchase Shares (each, a “Company Stock Option”) granted under the employee and director stock plans of the Company (the “Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, become fully vested and be converted into the right at the Effective Time to receive an amount in cash in U.S. dollars, equal to the product of (x) the total number of shares of Common Stock subject to such Company Stock Option multiplied by (y) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option, with the aggregate amount of such payment rounded to the nearest cent (the aggregate amount of such cash payable with respect to all such Company Stock Options hereinafter referred to as the “Option Consideration”).

(ii) At the Effective Time, each right of any kind, contingent or accrued, to receive Shares or benefits measured in whole or in part by the value of a number of Shares, and each award of any kind consisting of Shares, granted under the Company Stock Plans or Company Benefit Plans (including performance shares), restricted stock (without duplication of rights under Article II), restricted stock units, phantom units, deferred stock units and dividend equivalents), other than Company Stock Options (each, a “Company Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a right or award with respect to Shares, shall become fully vested and shall entitle the holder thereof to receive, at the Effective Time, subject to any deferral election in effect immediately prior to the Effective Time made by such holder under the Company’s deferred compensation plans, an amount in cash equal to the Merger Consideration in respect of each Share underlying a particular Stock-Based Award (the aggregate amount of such cash payable with respect to all such Stock-Based Awards, together with the Option Consideration, hereinafter referred to as the “Option and Stock-Based Consideration”), or in the case of performance shares, shall be paid at the Effective Time at 100% of target, except that the 2005 performance share awards shall be paid at the Effective Time at between 100% and 150% of target, as determined in good faith by the Company’s Management Development and Compensation Committee pursuant to the terms of the plan and the underlying award agreement (assuming for this purpose that the Fair Market Value of a performance share within the meaning of the Long-Term Incentive Plan of 2004 shall be the value of the Merger Consideration).

(iii) The Company shall make such adjustments and amendments to or make such determinations with respect to the Company Stock Options and Company Stock-Based Awards to implement the foregoing provisions of this Section 5.5.

      (b) Employee Matters. Subject in all respects to Section 5.5(b)(viii) and Section 8.10,

(i) from and after the Effective Time, Parent shall honor all Company Benefit Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time. For a period of two years following the Effective Time, Parent shall provide, or shall cause to be provided, to the employees of the Company and its Subsidiaries (the “Company Employees”) compensation and benefits, pursuant to welfare, compensation and employee benefits plans, programs and arrangements, that are no less favorable, in the aggregate, than the compensation and benefits provided to Company Employees immediately before the Effective Time. From and after the end of such two-year period following the Effective Time, Parent shall provide, or shall cause to be provided, to each Company Employee compensation and benefits that are competitive, in the aggregate, with the compensation and benefits generally provided to similarly situated employees (taking into account the region in which they are employed) of other oil and gas exploration and development companies operating in the applicable region;

(ii) for purposes of vesting, eligibility to participate and level of benefits (including benefit accrual under any defined benefit pension plans, provided that a participant’s benefit under any such defined benefit pension plan may be offset by such participant’s benefit accrued through the Effective Time under the Unocal Corporation Retirement Plan) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries (and their respective predecessors) before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (A) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately before the consummation of the Merger (such plans, collectively, the “Old Plans”); and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan;

(iii) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Stock Plans or the Company Benefit Plans, as applicable, will occur at or, to the extent provided under the terms of the applicable plans, prior to the Effective Time, as applicable;

(iv) unless the terms of this paragraph are waived by the executive prior to the Effective Time, Parent hereby acknowledges that the executives listed on Section 5.5(b)(iv) of the Company Disclosure Schedule shall have “Good Reason” under their employment agreements as of the Effective Time. Accordingly, from and after the Effective Time, such executives shall be eligible to terminate employment and receive the severance benefits under the terms of their employment agreements that are to be paid in the event of their “Good Reason” termination occurring on or following the Effective Time, provided, that, notwithstanding anything in the applicable agreement to the contrary, such severance benefits shall be paid at such time as may be required to comply with Section 409A of the Code;

(v) (A) for a period of two years following the Effective Time, Parent agrees to continue or cause the Surviving Corporation to continue the Company’s retiree health program, including medical coverage and prescription drugs (the “Company Retiree Health Program”) and retiree life insurance program, or substantially comparable programs, in all cases on terms and conditions no less favorable in duration, scope, value, participant cost, vesting and otherwise than those in effect as of the Effective Time with respect to all employees and former employees of the Company and their respective eligible dependents who (i) as of the time immediately prior to the Effective Time are receiving benefits under the Company Retiree Health Program or retiree life insurance program or (ii) as of the time immediately prior to the Effective Time would be eligible to receive benefits under the Company Retiree Health Program or retiree life insurance program upon termination of employment as of the Effective Time and (B) from and after the Effective Time, Parent shall cause the Company to comply in all material respects with all Laws applicable to the Company Retiree Health Program and the terms set forth therein;

(vi) if the Effective Time occurs in 2005, following the payment of pro rata bonuses under the annual bonus plan for 2005 as provided under, and in accordance with the terms of such bonus plan (the “2005 Pro Rata Bonus”), Parent will cause the Company to (A) maintain a bonus plan for the remainder of 2005 on the same terms and conditions and pursuant to the same targets and performance measures as were in effect for the 2005 calendar year and (B) pay bonuses within two and a half months following the end of the 2005 calendar year in an amount equal to the excess, if any, of (i) the annual bonus which would have been earned by the participants for the entire 2005 calendar year under the bonus plan described in clause (A) of this Section 5.5(b)(vi) (without reference to the 2005 Pro Rata Bonus) over (ii) the 2005 Pro Rata Bonus. If the Effective Time occurs in 2006, the Company shall be permitted prior to the Effective Time to establish a bonus plan for 2006, based upon targets and goals substantially similar to those established for 2005. In addition, in the event the Effective Time occurs in 2006, participants in the 2006 bonus plan will be paid a pro rata bonus for 2006 (the “2006 Pro Rata Bonus”) in accordance with the terms of the Company’s annual bonus plan, and total bonuses for 2006 will be calculated based upon the excess of actual bonus earned for 2006 over the 2006 Pro Rata Bonus in the same manner as total bonuses for 2005 would have been calculated as described above had the Effective Time occurred in 2005. Company performance in respect of calculations made under the bonus plans and the Company Plans for the calendar years 2005 and 2006 shall be calculated without taking into account any expenses or costs associated with or arising as a result of transactions contemplated by this Agreement or the Agreement and Plan of Merger, dated as of April 4, 2005, by and among the Company, Chevron Corporation and Blue Merger Sub Inc. (the “Chevron Agreement”) or any nonrecurring charges that would not reasonably be expected to have been incurred had the transactions contemplated by this Agreement or the Chevron Agreement not occurred, and if the Effective Time occurs prior to payment of

2005 calendar year bonuses, shall not be subject to negative discretion by the administrator for the Bonus Plan;

(vii) from and after the Effective Time, Parent shall cause the Company to comply in all material respects with all Laws applicable to U.S. Company Benefit Plans; and

(viii) nothing in this Section 5.5 will be or be deemed to be for the benefit of or enforceable by, any person who is not a party hereto, including, without limitation, any director, officer or employee of the Company, the Surviving Corporation, any Subsidiary or any of their respective affiliates. Furthermore, nothing in this Section 5.5 will be or be deemed to be an amendment of a Company Benefit Plan.

      Section 5.6     Reasonable Best Efforts.
      (a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use (and shall cause its Subsidiaries to use) its respective reasonable best efforts (subject to, and in accordance with, applicable Law) to take (or cause to be taken) promptly all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things in each case necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) using reasonable best efforts (A) to obtain all necessary actions or non-actions, waivers, consents and approvals, including the Company Approvals, from Governmental Entities, to make all necessary registrations and filings and to take all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (B) to obtain all necessary consents, approvals or waivers from third parties, and (C) to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (ii) executing and delivering any additional instruments necessary to consummate the transactions contemplated by this Agreement.
      (b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall:

(i) promptly but in no event later than fifteen (15) days after the date hereof make their respective filings and thereafter make any other required submissions under the HSR Act as promptly as practicable;

(ii) promptly, but in no event later than fifteen (15) days after the date hereof, submit a joint filing and any requested supplemental information (collectively, the “Exon-Florio Filing”) to the Committee on Foreign Investments in the United States (“CFIUS”) pursuant to 31 C.F.R. Part 800 with regard to the transactions contemplated hereby; it being understood and agreed that Parent shall take responsibility for preparation and submission of the Exon-Florio Filing, and the Company hereby agrees promptly to provide to Parent all necessary information and otherwise to assist Parent promptly in order for Parent to complete preparation and submission of the Exon-Florio Filing in accordance with this Section. Parent and the Company shall as promptly as practicable respond to any inquiries from CFIUS or any other interested Governmental Entity and take all reasonable steps as promptly as practicable to secure the approval of CFIUS of the transactions contemplated hereby;

(iii) cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any third parties or other Governmental Entities (including any foreign jurisdiction in which the Company’s Subsidiaries are operating any business) in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals;

(iv) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated hereby, including using reasonable best efforts to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, CFIUS, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other person may assert under Regulatory Law (as hereinafter defined) with respect to the transactions contemplated hereby, and to avoid or eliminate any impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date (as hereinafter defined)), including, without limitation, (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate, or otherwise, the sale, divestiture or disposition of assets or businesses of the Company or any of its Subsidiaries and (y) otherwise taking or committing to take actions that after the Closing Date would limit Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) freedom of action with respect to, or its ability to retain, one or more of the businesses, product lines or assets of the Company or its Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the Closing brought by any Governmental Entity. Notwithstanding anything herein that may be deemed to be to the contrary, nothing in this Agreement (including, for the sake of clarity, this Section 5.6) shall be construed to require:

(A) the Company or any of its Subsidiaries to hold separate, place in trust or sell, divest or otherwise dispose of or otherwise limit the freedom of action with respect to or ability to retain, any of their respective assets, properties or businesses (or any rights or interests therein) if any such action, after giving effect to any reasonably expected net after-tax proceeds of any divestiture or sale of assets (including any swap or exchange), would:

(x) in the case of assets, properties or businesses (including offshore interests) of the Company and/or any of its Subsidiaries located in the United States, reasonably be expected to result in a Company Material Adverse Effect (which term shall be interpreted without clause (ii) in the definition thereof);

(y) in the case of assets, properties or businesses (including offshore interests) of the Company and/ or any of its Subsidiaries located in any of the countries of Azerbaijan, Thailand, Indonesia, Myanmar or Bangladesh, be more than immaterial in relation to the assets, properties and businesses, taken as a whole, of the Company and its Subsidiaries located within any such country; and

(z) in the case of assets, properties or businesses (including offshore interests) of the Company and/or any of its Subsidiaries located in countries other than those to which clauses (x) or (y) apply, be material in relation to the assets, properties and businesses, taken as a whole, of the Company and its Subsidiaries; or

(B) Parent or any of its Subsidiaries to take any such actions with respect to any of their respective assets, properties or businesses (or any rights or interests therein); and

(v) in addition, without limiting the obligation, and notwithstanding the limitation, set forth in Section 5.6(b)(iv)(A)(x), if it is necessary, in order to satisfy the Exon-Florio condition set forth in Section 6.1(d) hereof, for Parent to agree to a sale or divestiture of, or another reasonable and customary arrangement for, all or any portion of the assets, properties and businesses of the Company and its Subsidiaries (including their rights and interests therein) located in (and/or offshore of) the United States, then Parent hereby agrees that it shall consent to that sale or divestiture of, and to any other reasonable and customary arrangement for, all or any portion of those assets, properties and businesses, so long as, in the case of a sale or divestiture, a reasonable period of time after the Closing for any orderly sale process is permitted and, in the case of oil and gas assets, Parent would be able to conduct and control such sale or divestiture;

(vi) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications sent or received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, to or from any third party and/or any Governmental Entity with respect to such transactions. The Company and Parent shall, subject to applicable Law, grant counsel for the other party hereto reasonable opportunity to review in advance, and shall consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity. To the extent not objected to by the relevant Governmental Entity, the Company and Parent shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby.

      (c) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law (as defined below), each of the Company and Parent shall cooperate in all respects with each other and use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.6 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) or 7.1(c) so long as such party has, prior to such termination, complied with its obligations under this Section 5.6.
      (d) Subject to the terms and conditions of this Agreement, if any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Regulatory Law, each of the Company and Parent shall use its reasonable best efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated hereby. For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Exon-Florio and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including without limitation any antitrust, competition or trade regulation laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.
      (e) Notwithstanding anything to the contrary herein, and except as expressly required by this Agreement, Parent covenants and agrees that it shall not, and shall not permit any of its Subsidiaries to take or agree to take any action, or enter into or agree to enter into any definitive agreement for the acquisition of any business or person, that is reasonably likely to prevent or materially delay the consummation of the transactions contemplated hereby, including the Financing.
      (f) Notwithstanding anything to the contrary herein but subject to the fiduciary duties of the Company’s board of directors and except as expressly permitted by this Agreement, the Company covenants and agrees that it shall not, and shall not permit any of its Subsidiaries to take or agree to take any action, or enter into or agree to enter into any definitive agreement for the acquisition of any business or person, that is reasonably likely to prevent or materially delay the consummation of the transactions contemplated hereby.
      Section 5.7     Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.
      Section 5.8     Public Announcements. The Company and Parent will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation, except as may be required by Law, the HKEx Listing Rules or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree to issue the Announcement and one or more press releases announcing this Agreement in each case in the form(s) previously agreed by the parties.
      Section 5.9     Indemnification and Insurance.
      (a) Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees, as the case may be (the “Indemnified Parties”), of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from and after the Effective Time, Parent and Surviving Corporation shall (i) maintain in effect (A) the current provisions regarding indemnification of officers, directors and employees contained in the certificate of incorporation and by-laws (or comparable organizational documents) of each of the Company and its Subsidiaries and (B) any indemnification agreements of the Company and its Subsidiaries with any of their respective directors, officers and employees existing as on the date hereof, and (ii) each indemnify the current directors and officers to the fullest extent permitted by applicable Law for acts or omissions occurring on or before the Effective Time. For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies or purchase a “tail policy,” in either case, of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insureds (to the maximum extent commercially available) with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall the Surviving Corporation be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the annual premium payable by the Company for such insurance for the year ending December 31, 2005 (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.9 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period.
      (b) The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives.
      (c) The rights of the Indemnified Parties and their heirs and legal representatives under this Section 5.9 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, any agreements between such persons and the Company or any of its Subsidiaries, or any applicable Laws.
      (d) In the event that either Parent or the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other persons, or (B) transfers 50% or more of its properties or assets to any person, then and in each case, proper provision shall be made so the applicable successors and assigns or transferees assume the obligations set forth in this Section 5.9.
      Section 5.10     Section 16 Matters. Prior to the Effective Time, Parent and the Company shall use all reasonable efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act, any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to equity securities of the Company.
      Section 5.11     Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
      Section 5.12     Certain Transfer Taxes. Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Merger, if applicable and due with respect to the Merger, shall be borne by the Surviving Corporation or Parent and expressly shall not be a liability of stockholders of the Company.
      Section 5.13     Financing. Parent shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Commitments, including using its reasonable best efforts (i) to negotiate definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments and (ii) to satisfy all conditions applicable to Parent in such definitive agreements. In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments, Parent shall immediately notify the Company and shall use its reasonable best efforts to arrange any such portion from alternative sources.
      Section 5.14     Certain Notices. Each of the Company and Parent shall promptly notify the other of:

(a) any written notice or other written communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any written notice or other written communication from (i) any Governmental Entity in connection with the transactions contemplated by this Agreement or (ii) any other party to any material Hydrocarbon Contract in connection with the transactions contemplated by this Agreement, if, in the case of clause (ii), such communication is reasonably likely to be material to the Company or to its ability to consummate the Merger;

(c) any actions, suits, claims, investigations or proceedings that are commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the Escrow Date, would have been required to have been disclosed on either the Company Disclosure Schedule or the Parent Disclosure Schedule, or that relate to the consummation of the transactions contemplated by this Agreement;
provided, however, that the delivery of any notice pursuant to this Section 5.14 shall not limit or otherwise affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.
      Section 5.15     Certain Hedging Practices. From and after the date hereof and prior to the Effective Time or the End Date, the Company shall use reasonable best efforts to enter into and maintain, in the normal course of its business, Hedge Transactions with respect to the Company’s estimated oil and natural gas production for the volumes and time periods set forth in Section 5.15 of the Company Disclosure Schedule as soon as reasonably practicable. The Company shall keep Parent informed on a timely basis regarding the Company’s outstanding hedging positions and future hedging plans. At the written request of Parent, the Company shall use best efforts to enter into and maintain additional Hedge Transactions (“Additional Hedges”), provided, that, in no event shall the aggregate volume of all Hedge Transactions (including any Additional Hedges) exceed 90% of the Company’s aggregate oil and natural gas estimated production volumes from the Company’s oil and gas properties located in the lower 48 states of the United States. Notwithstanding the preceding sentence, Additional Hedges shall be entered into if and only if (i) Parent agrees to pay for any costs of such Additional Hedges and (ii) Parent and the Company enter into mutually satisfactory agreements at the time of such transactions that provide that the Company shall be indemnified and held harmless from and against, on an after-tax basis, any and all losses, liabilities and expenses, and that Parent shall be entitled to all proceeds, on an after-tax basis, actually received by the Company (net of all out-of-pocket expenses), in each case, attributable to, arising out of or resulting from any Additional Hedges. As used in this Agreement, the term “Hedge Transaction” means any derivative transaction, including any swap, option, warrant, forward purchase or sale, futures, cap, floor or collar transaction relating to one or more commodities or related indices; provided that the derivative instrument governing such transaction is traded on the New York Mercantile Exchange (Nymex).
      Section 5.16     Continued Existence of Union Oil of California. For a period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date, Parent shall (a) maintain the separate existence of Union Oil of California and (b) cause Union Oil of California to maintain a level of assets reasonably sufficient to satisfy its obligations under the benefit plans and programs relating to the Company’s U.S. employees.
      Section 5.17     Escrow Agreement.
      (a) Parent and the Escrow Agent have entered into the Escrow Agreement, and an amount equal to $2,500,000,000 (the “Initial Escrow Amount”) in cash or irrevocable letters of credit has been deposited with the Escrow Agent, such cash and/or letters of credit to be held in escrow pursuant to the terms and conditions set forth in the Escrow Agreement. The costs and expenses of establishing and maintaining the Initial Escrow Amount shall be borne equally by Parent and the Company, subject, in the case of the Company, to a cap of $10,000,000 on the annual amount of such costs and expenses, upon presentment of a reasonably detailed, written demand from Parent therefor.
      (b) On behalf of itself and its Subsidiaries, the Company hereby waives (in advance and without any further action) any right it has or may have to require Parent or Merger Sub to post an appeal or other similar bond in connection with any suit, action or proceeding relating to any Covered Claim (as such term is defined in the Escrow Agreement).
ARTICLE VI
Conditions to the Merger
      Section 6.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a) (i) The Company Stockholder Approval shall have been obtained in accordance with the DGCL and the rules and regulations of The New York Stock Exchange and (ii) the Parent Shareholder Approval shall have been obtained in accordance with the Laws of Hong Kong and the HKEx Listing Rules;

(b) No law or injunction by any court or other tribunal of competent jurisdiction, in each case in any Relevant Jurisdiction, the United States or in any other jurisdiction where substantial assets of either the Company or Parent are located or where substantial revenues are generated, shall prohibit the consummation of the Merger; provided, however, that, notwithstanding the foregoing, the existence or application of any Law of the People’s Republic of China (or any change in Law of Hong Kong, but only to the extent that such change in Law is directly or indirectly targeted at, or has a disproportionate effect on, Parent, the Company or either of their respective stockholders relative to other similarly situated companies or stockholders) or the failure to obtain required approvals or other governmental actions required to permit the lawful consummation of the Merger as contemplated hereby under any Law of the People’s Republic of China (or under any change in Law of Hong Kong, but only to the extent that such change in Law is directly or indirectly targeted at, or has a disproportionate effect on, Parent, the Company or either of their respective stockholders relative to other similarly situated companies or stockholders) shall not be considered to be a failure of a condition to Parent’s obligation to effect the Merger;

(c) (i) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated, and all approvals or other actions, if any, required under the Foreign Antitrust Laws of Canada in order to permit the lawful consummation of the Merger as contemplated hereby shall have been obtained or taken and not withdrawn; (ii) all approvals or other actions required prior to consummation of the Merger under other Foreign Antitrust Laws in order to permit the lawful consummation of the Merger as contemplated hereby shall have been obtained and not withdrawn; and (iii) all other approvals, if any, from any Governmental Entity, to the extent required to be obtained prior to consummation of the Merger in order to permit the lawful consummation of the Merger as contemplated hereby shall have been obtained and not withdrawn, except for, in the case of clauses (ii) and (iii), any such approvals or actions the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, notwithstanding the foregoing, the existence or application of any Law of the People’s Republic of China (or any change in Law of Hong Kong, but only to the extent that such change in Law is directly or indirectly targeted at, or has a disproportionate effect on, Parent, the Company or either of their respective stockholders relative to other similarly situated companies or stockholders) or the failure to obtain required approvals or other actions required to permit the lawful consummation of the Merger as contemplated hereby under any Law of the People’s Republic of China (or under any change in Law of Hong Kong, but only to the extent that such change in Law is directly or indirectly targeted at, or has a disproportionate effect on, Parent, the Company or either of their respective stockholders relative to other similarly situated companies or stockholders) shall not be considered to be a failure of a condition to Parent’s obligation to effect the Merger; and

(d) The United States Government shall have (i) completed its national security review and, if necessary, investigation, under Exon-Florio and (ii) concluded that no action to suspend or prohibit the transactions contemplated hereby is warranted.

      Section 6.2     Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment of the following conditions:

(a) (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement which are qualified by a “Parent Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the Escrow Date and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of Parent and Merger Sub set forth in this Agreement which are not qualified by a “Parent Material Adverse Effect” qualification shall be true and correct at and as of the Escrow Date and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not, in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable), only as of such date or period;

(b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time; and

(c) Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.
      Section 6.3     Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment of the following conditions:

(a) (i) The representations and warranties of the Company set forth in this Agreement which are qualified by a “Company Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the Escrow Date and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of the Company set forth in this Agreement which are not qualified by a “Company Material Adverse Effect” qualification shall be true and correct at and as of the Escrow Date and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, however, that, with respect to clauses (i)

and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable), only as of such date or period;

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) The Company shall have delivered to Parent a certificate, dated the Effective Time and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied; and

(d) Since the Escrow Date, there shall not have occurred and be continuing any state of facts, circumstance, event or change that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

ARTICLE VII
Termination
      Section 7.1     Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent if the Effective Time shall not have occurred on or before the date that is eight months after the date of this Agreement (the “End Date”); provided, however, that if (i) the Effective Time has not occurred by such date by reason of non-satisfaction of the conditions set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(d) and (ii) all other conditions in Article VI have theretofore been satisfied or (to the extent legally permissible) waived or are then capable of being satisfied, the End Date will be the date that is eleven months after the date of this Agreement; and, further, provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before the End Date, it being agreed that Parent shall not be entitled to terminate this Agreement pursuant to this Section 7.1(b) if the Parent Shareholder Approval shall not have been obtained by the End Date (as defined without giving effect to the first proviso to this Section 7.1(b)) (including by virtue of a failure to hold the Parent Shareholder Meeting), and the failure to so obtain the Parent Shareholder Approval prior to the End Date (as defined without giving effect to the first proviso to this Section 7.1(b)) (including by virtue of a failure to hold the Parent Shareholder Meeting) shall constitute a material breach of this Agreement;

(c) by either the Company or Parent, if (i) there shall be any law or regulation of the United States, Hong Kong or any other jurisdiction where substantial assets of either the Company or Parent are located or where substantial revenues are generated that makes the consummation of the Merger illegal or otherwise prohibited, or (ii) any injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used its reasonable best efforts to remove any such injunction; provided, however, that, notwithstanding the foregoing, the existence or application of any Law of the People’s Republic of China (or of any change in Law of Hong Kong, but only to the extent that such change in Law is directly or indirectly targeted at, or has a disproportionate effect on, Parent, the Company or either of their respective stockholders relative to other similarly situated companies or stockholders) or the failure to obtain required approvals or other governmental actions required to permit the lawful consummation of the Merger as contemplated hereby under any Law of the People’s Republic of China (or under any change in Law of Hong Kong, but only to the extent that such change in Law is directly or indirectly targeted at, or has a disproportionate effect on, Parent, the Company or either of their respective stockholders relative to other similarly situated companies or stockholders) shall not give Parent the right to terminate this Agreement pursuant to this Section 7.1(c);

(d) by either the Company or Parent if the Company Meeting (including any adjournments thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained;

(e) by the Company, if (i) Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement or (ii) the Majority Parent Shareholder shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Voting Agreement which, in the case of either (i) or (ii), (x) would result in a failure of a condition set forth in Section 6.1 or 6.2 and (y) cannot be cured by the End Date, provided that the Company shall have given Parent written notice, delivered at least twenty (20) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination;

(f) by Parent, if (i) either (A) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement which would result in a failure of a condition set forth in Section 6.1 or 6.3 or (B) any fact(s), circumstance(s), event(s) or change(s) shall have occurred which would result in a failure of the condition set forth in Section 6.3(d), and, in each case, cannot be cured by the End Date, provided that Parent shall have given the Company written notice, delivered at least ten (10) days prior to such termination, stating Parent’s intention to terminate the Agreement pursuant to this Section 7.1(f) and the basis for such termination or (ii) the Company shall have materially breached its obligations in Section 5.3 hereof to the material detriment of Parent; or

(g) at any time before receipt of the Company Stockholder Approval, (i) by the Company or Parent if, as permitted by Section 5.3, a Company Change of Recommendation shall have occurred; provided that, in the case of termination by the Company, the Company shall have paid any amounts due pursuant to Section 7.2 in accordance with the terms, and at the times, specified therein, and provided, further, that, in the case of any termination by the Company involving a Superior Proposal, (i) the Company notifies Parent, in writing and at least five calendar days prior to such termination, promptly of its intention to terminate this Agreement and to enter into a binding written agreement concerning an Acquisition Proposal that constitutes a Superior Proposal, (attaching the most current version of such agreement) and (ii) Parent does not make, within five calendar days of receipt of such written notification, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of the Company as such Superior Proposal, it being understood and agreed that the Company shall not enter into any such binding agreement during such five calendar day period.

In the event of termination of this Agreement pursuant to this Section 7.1, this Agreement shall terminate (except for the Confidentiality Agreement referred to in Section 5.2 and the provisions of Sections 5.17, 7.2 and 8.2 through 8.13), and there shall be no other liability on the part of the Company or Parent to the other except liability arising out of a breach of this Agreement (including, without limitation, for failure to obtain the Financing) (which shall be a liability of Parent) or the Voting Agreement (which shall be a liability of the Parent Majority Shareholder) or failure to obtain the Parent Shareholder Approval (which shall be a liability of Parent, unless that failure is a result of a failure by the Parent Majority Shareholder to vote its shares in favor of the transactions contemplated hereby (and to have such shares counted in favor) in violation of the Voting Agreement in which case such liability shall be a liability of the Parent Majority Shareholder), or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.
      Section 7.2     Termination Fee.
      (a) Notwithstanding any provision in this Agreement to the contrary but subject to Section 7.2(c), if a Payment Event (as defined below) occurs, the Company shall pay Parent (by wire transfer of immediately available funds) the amounts set forth in this Section 7.2. As used in this Agreement, the term “Payment Event” shall mean the termination of this Agreement (i) by the Company or Parent pursuant to Section 7.1(g), (ii) by Parent pursuant to Section 7.1(f)(ii), or (iii) by the Company or Parent pursuant to

Section 7.1(d) if, in the case of clause (iii), on or before that termination, a Company Alternative Proposal shall have been publicly announced or proposed and not withdrawn.
      (b) For purposes of this Agreement, “Qualifying Event” shall mean any (i) merger or business combination transaction involving the Company; (ii) acquisition by any person (other than Parent or any of its Subsidiaries or affiliates) of fifty percent (50%) or more of the assets of the Company and its Subsidiaries, taken as a whole; (iii) acquisition by any person (other than Parent or any of its Subsidiaries or affiliates) of fifty percent (50%) or more of the outstanding Shares; (iv) any recapitalization, share repurchase, self-tender or similar transaction involving fifty percent (50%) or more of the outstanding Shares; or (v) any sale of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole.
      (c) Notwithstanding anything to the contrary herein, if a Payment Event shall have occurred, the Company shall pay to Parent the following amounts under the following circumstances:

(i) If the Company terminates this Agreement pursuant to Section 7.1(g), the Company shall pay an amount in cash equal to $610,000,000 immediately before, and as a pre-condition to the effectiveness of, such termination.

(ii) If Parent terminates this Agreement pursuant to Section 7.1(g), the Company shall pay an amount in cash equal to $610,000,000 on the first business day following such termination.

(iii) If this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.1(d) or (B) by Parent pursuant to Section 7.1(f)(ii), then the Company shall pay an amount in cash equal to $305,000,000 on the business day following such termination. If and only if a definitive agreement in respect of a Qualifying Event is entered into, or a Qualifying Event is consummated, in either case, within twelve (12) months after the date of such termination, the Company shall pay to Parent (by wire transfer of immediately available funds) an amount in cash equal to $305,000,000 on the day such agreement is entered into or such Qualifying Event is consummated (or, if such day is not a business day, the first business day thereafter).
Any payment pursuant to this Section 7.2 shall be reduced by any amounts required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Tax Law. It is expressly understood that in no event shall the Company be required to pay the amounts referred to in this Article VII on more than one occasion.
      (d) (i) If this Agreement is terminated by Parent pursuant to Section 7.1(f)(i)(A) or 7.1(f)(ii), the Company shall, subject to clause (iii) of this Section 7.2(d), pay to Parent (by wire transfer of immediately available funds) an amount equal to the amounts paid by Parent to Chevron on the Company’s behalf which are referred to in the Recitals to this Agreement, on the first business day following such termination.
      (ii) If this Agreement is terminated by the Company or Parent pursuant to Section 7.1(d) under circumstances not constituting a Payment Event, the Company shall pay Parent (by wire transfer of immediately available funds) an amount in cash equal to $250,000,000, on the first business day following such termination; and if, following any such termination to which this clause (ii) shall apply, a definitive agreement providing for a Qualifying Event involving the Company and Chevron shall be executed, or a Qualifying Event involving the Company and Chevron shall be consummated, in either case, within twelve (12) months following such termination, the Company shall pay to Parent (by wire transfer of immediately available funds) an additional amount in cash equal to $250,000,000 on the day such agreement is entered into or such Qualifying Event is consummated (or, if such day is not a business day, the first business day thereafter).
      (iii) In no event shall the Company be obligated to make any payments under this Section 7.2(d) if it shall have made any payments under Section 7.2(c), and vice versa.
      (e) The Company acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay promptly any amount due to

Parent pursuant to this Section 7.2, it shall also pay any costs and expenses incurred by Parent or Merger Sub in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount.
      Section 7.3     Amendment or Supplement. At any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company and prior to the Effective Time, this Agreement may be amended or supplemented in writing by the Company and Parent with respect to any of the terms contained in this Agreement, except that, following the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval nor any amendment or change not permitted under applicable Law.
      Section 7.4     Extension of Time, Waiver, etc. At any time prior to the Effective Time, the Company and Parent may:

(a) extend the time for the performance of any of the obligations or acts of the other party;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein.
      Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
ARTICLE VIII
Miscellaneous
      Section 8.1     No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.
      Section 8.2     Expenses. Except as set forth in Sections 5.12 and 7.2, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that expenses incurred in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) and the Parent Disclosure Documents and all fees paid in respect of HSR and any other required regulatory filing shall be borne by Parent.
      Section 8.3     Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.
      Section 8.4     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
      Section 8.5     Jurisdiction; Enforcement; WAIVER OF JURY TRIAL.
      (a) (i) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and that any action or proceeding arising out of this Agreement shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. If specific performance is not granted, the Company shall be entitled to recover all damages for breach by Parent as shall be suffered by the Company, as well as, in the case of a breach by Parent resulting in a failure to consummate the Merger, damages (“Stockholder Damages”) suffered by the Company’s stockholders arising out of such breach (less any amounts previously paid directly to stockholders by Parent in respect to that breach).
      (ii) If a Final Judgment (as defined in the Escrow Agreement) is entered by the Delaware Court of Chancery or the United States District Court for the District of Delaware:

(A) that includes Stockholder Damages and such judgment falls within Section 5(f) of the Escrow Agreement, Parent and the Company agree that, within 30 days thereof, funds in the Escrow Account shall be applied toward the payment of the portion of such judgment which constitutes Stockholder Damages, by causing such funds to be deposited into the applicable court pursuant to the provisions of Rule 67 of the Delaware Court of Chancery (if that Court shall have entered the Final Judgment) or Rule 67 of the Federal Rules of Civil Procedure (if the United States District Court for the District of Delaware shall have entered the Final Judgment) for the purpose of obtaining orders from the court as to the manner in which such funds shall be distributed to stockholders (including the amount to be distributed to each stockholder) and avoiding, to the maximum extent reasonably practicable, any increase in the quantum of Parent’s aggregate liability for Stockholder Damages for its breach by virtue of the fact that the Company is entitled to recover Stockholder Damages under this Agreement, and the parties will use reasonable best efforts to cause the applicable court to enter as promptly as reasonably practicable such orders or judgments with respect to the funds deposited into such court to result, to the maximum extent reasonably practicable, in implementation of the foregoing intent;

(B) any funds in the Escrow Account shall be applied toward the satisfaction of any portion of any such judgment which does not constitute Stockholder Damages under the Final Judgment, by causing the relevant amount of such funds thereunder to be paid to or at the direction of the Company, within 30 days of such Final Judgment;

(C) which (x) falls within Section 5(e), 5(g) or 5(n) of the Escrow Agreement or is due to the failure to obtain the Parent Shareholder Approval (including by virtue of a failure to hold the Parent Shareholder Meeting) by the End Date (as defined without giving effect to the first proviso in Section 7.1(b)), the amount of liability of Parent, Parent Majority Shareholder and/or their affiliates thereunder shall be deemed equal to, and shall in such events be capped at, the Initial Escrow Amount (it being understood and agreed that the liability for a failure to obtain the Parent Shareholder Approval by the End Date (as so defined) shall be a liability of Parent, unless that failure is a result of a failure by the Parent Majority Shareholder to vote its shares in favor of the transactions contemplated hereby (and to have such shares counted in favor) in violation of the Voting Agreement in which case such liability shall be a liability of the Parent Majority Shareholder); or (y) falls within Section 5(f) of the Escrow Agreement, the amount of liability of Parent and/or its affiliates shall be determined by such court in accordance with the terms of this Agreement.
      (iii) In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (A) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.5, (B) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by the applicable law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
      (b) EACH OF PARENT AND MERGER SUB HEREBY IRREVOCABLY DESIGNATES THE CORPORATION TRUST COMPANY (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DELAWARE 19801 AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OF PARENT AND MERGER SUB IN THE MANNER PROVIDED IN SECTION 8.7 OF THIS AGREEMENT. EACH OF PARENT AND MERGER SUB SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT EACH OF PARENT AND MERGER SUB WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE. IN THE EVENT OF THE TRANSFER OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS AND BUSINESS OF THE PROCESS AGENT TO ANY OTHER ENTITY BY CONSOLIDATION, MERGER, SALE OF ASSETS OR OTHERWISE, SUCH OTHER ENTITY SHALL BE SUBSTITUTED HEREUNDER FOR THE PROCESS AGENT WITH THE SAME EFFECT AS IF NAMED HEREIN IN PLACE OF THE CORPORATION TRUST COMPANY. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH OF PARENT AND MERGER SUB EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.
      (c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
      Section 8.6     Waiver of Immunity. Parent agrees that, to the extent that it or any of its Subsidiaries or any of its property or the property of its Subsidiaries is or becomes entitled to any immunity on the grounds of sovereignty or otherwise based upon its status as an agency or instrumentality of any government from any legal action, suit or proceeding or from set off or counterclaim relating to this Agreement from the jurisdiction of any competent court, from service of process, from attachment prior to judgment, from attachment in aid of execution, from execution pursuant to a judgment or an arbitral award or from any other legal process in any jurisdiction, it, for itself and its property, and for each of its Subsidiaries and its property, expressly, irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity with respect to matters arising with respect to this Agreement or the subject matter hereof (including any obligation for the payment of money). Parent agrees that the foregoing waiver is irrevocable and is not subject to withdrawal in any jurisdiction or under any statute, including the Foreign Sovereign Immunities Act, 28 U.S.C. § 1602 et seq. The foregoing waiver shall constitute a present waiver of immunity at any time any action is initiated against Parent or any of its Subsidiaries with respect to this Agreement or the subject matter hereof (including any obligation for the payment of money). The term “immunity” as used herein includes immunity from jurisdiction, immunity from enforcement of an arbitral award or court judgment or any other type of immunity.
      Section 8.7     Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day in the place of receipt), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:
      To Parent or Merger Sub:

CNOOC Limited
No. 6, Dongzhimenwai Xiaojie
Beijing 100027
People’s Republic of China
Telecopy: (8610) 8452 2000

Attention:	Mr. Fu Chengyu, Chairman & Chief Executive Officer Mr. Yang Hua, Chief Financial Officer
      with copies to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
Telecopy: (212) 450 3800

Attention:	Christopher Mayer John D. Amorosi
      To the Company:

Unocal Corporation
2141 Rosencrans Avenue, Suite 4000
El Segundo, California 90245
Telecopy: (310) 726 7815

Attention:	Samuel H. Gillespie, III Senior Vice President, Chief Legal Officer and General Counsel/ Law
      with copies to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telecopy: (212) 403 2000

Attention:	Daniel A. Neff David C. Karp
or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

      Section 8.8     Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.
      Section 8.9     Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
      Section 8.10     Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and except for the provisions of Section 2.2(b)(iii), Section 5.9 and Section 5.12 hereof, is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder. Notwithstanding anything herein that may be deemed to be to the contrary, the agreements contained in Section 5.5 and Section 5.16 will not and will not be deemed to preclude Parent from selling the Company or any of its Subsidiaries, or any of their respective assets, properties or businesses, in whole or in part, on the terms and conditions mutually agreed by Parent, the Company and the buyer(s) in any such sale(s).
      Section 8.11     Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.
      Section 8.12     Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.
      Section 8.13     Definitions.
      (a) References in this Agreement to “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership). References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement to “person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a Governmental Entity. As used in this Agreement, “knowledge” of any person means the actual knowledge of the executive officers of such person. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by law or executive order to be closed. As used in this Agreement, “foreign” means jurisdictions other than the United States of America and the political subdivisions thereof. As used in this Agreement, “Hong Kong” means the Special Administrative Region of Hong Kong, and the “People’s Republic of China” means the People’s Republic of China and all political subdivisions thereof excluding Hong Kong. As used in this Agreement, “change in Law” means the enactment of any Law that did not exist on the Escrow Date, or the amendment, change or modification of any Law existing on the Escrow Date.
      (b) Each of the following terms is defined on the pages set forth opposite such term:

2005 Pro Rata Bonus	28
2006 Pro Rata Bonus	28
Additional Hedges	33
affiliates	43
Aggregate Make-Whole Amount	5
Agreement	1
Announcement	26
Book-Entry Shares	4
business day	44
Cancelled Shares	3
CERCLA	10
Certificate of Merger	2
Certificates	4
CFIUS	29
change in Law	44
Chevron	1
Chevron Agreement	28
Closing	1
Closing Date	1
Code	4
Company	1
Company Alternative Proposal	25
Company Benefit Plans	11
Company Change of Recommendation	24
Company Common Stock	2
Company Disclosure Schedule	6
Company Employees	27
Company Material Adverse Effect	6
Company Material Contracts	16
Company Meeting	25
Company Permits	10
Company Preferred Stock	6

Company Recommendation	26
Company Retiree Health Program	28
Company SEC Documents	8
Company Stock Option	26
Company Stock Plans	26
Company Stock-Based Award	27
Company Stockholder Approval	15
Company Superior Proposal	25
Confidentiality Agreement	23
control	43
controlled by	43
Debt Financing	19
DGCL	1
Dissenting Shares	3
Effective Time	2
Employees	14
End Date	36
Environmental Laws	10
ERISA	11
ERISA Affiliate	11
Escrow Agent	1
Escrow Agreement	1
Escrow Date	3
Estimated Aggregate Make-Whole Amount	5
Exchange Act	7
Exchange Fund	4
Exon-Florio	7
Exon-Florio Filing	29
Financing	19
Financing Commitments	19
foreign	44
Foreign Antitrust Laws	7
Foreign Benefit Plan	12
GAAP	8
Good Reason	28
Governmental Entity	7
GS/ JPM Bridge Facility Commitment Letter	19
GSCP	19
Hazardous Substance	10
Hedge Transaction	33
HK Companies Ordinance	7
HKEx	7
HKEx Listing Rules	7
Hong Kong	44
HSR Act	7

Hydrocarbon Contract	15
Hydrocarbons	16
ICBC	19
ICBC Bridge Facility Commitment Letter	19
Indemnified Parties	32
Initial Escrow Amount	34
Intellectual Property Rights	15
Interested Stockholder Statute	7
JPM Securities	19
JPMorgan Bank	19
knowledge	44
Law	9
Laws	9
Lien	8
Majority Parent Shareholder	1
Majority Parent Shares	17
Majority Parent Subsidiaries	17
Maximum Amount	32
Merger	1
Merger Consideration	2
Merger Sub	1
Merger Sub Directors	2
Multiemployer Plan	11
New Plans	27
NYSE	7
Old Plans	27
Option and Stock-Based Consideration	27
Option Consideration	26
Parent	1
Parent Circular	14
Parent Disclosure Documents	14
Parent Disclosure Schedule	16
Parent Material Adverse Effect	16
Parent Ordinary Shares	17
Parent Proposal	17
Parent Resolutions	17
Parent SEC Documents	18
Parent Shareholder Approval	17
Parent Shareholder Meeting	26
Paying Agent	3
Payment Event	37
People’s Republic of China	44
Per Holder Make-Whole Amount	5
Permitted Lien	8
person	44

Proxy Statement	13
Qualifying Event	38
RCRA	10
Regulatory Law	31
Release	10
Relevant Jurisdiction	20
Representatives	23
Rights Agreement	6
SEC	8
Securities Act	8
Series B Preferred Stock	6
Share	2
Shares	2
Significant Subsidiary	12
Stockholder Damages	40
Subordinated Funding Commitment Letter	19
Subsidiaries	43
Supplemental Make-Whole Funds	5
Surviving Corporation	1
Tax Return	14
Taxes	14
Termination Date	20
Termination Fee	37
under common control with	43
U.S. Company Benefit Plans	11
Voting Agreement	1

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CNOOC LIMITED

By:
Name: Title:

WEST ACQUISITION CORP.

By:
Name: Title:

UNOCAL CORPORATION

By:
Name: Title:

ANNEX D
NOT EXECUTED
Draft dated July 2005
ESCROW AGREEMENT
      AGREEMENT dated as of July      , 2005 (as the same may be amended from time to time, this “Agreement”) among CNOOC Limited, a Hong Kong company (“Buyer”), China National Offshore Oil Corporation, a company organized under the laws of the People’s Republic of China (“Parent”), JPMorgan Chase Bank, N.A., as Escrow Agent (the “Escrow Agent”), and, on and after the Accession Date (as defined below) only, Unocal Corporation, a Delaware corporation (“Seller”).
WITNESSETH:
      WHEREAS, it is anticipated that Buyer, Seller and West Acquisition Corp., a Delaware corporation (“Merger Sub”), may enter into a Merger Agreement (the “Merger Agreement”) pursuant to which Merger Sub will agree, subject to the terms and conditions set forth therein, to merge (the “Merger”) into Seller, with Seller to be the survivor of the Merger and, following the consummation of the Merger, a wholly-owned, indirect subsidiary of Buyer;
      WHEREAS, it is anticipated that Seller, Parent, CNOOC (BVI) Limited, a British Virgin Islands company and wholly owned subsidiary of Parent (“BVI Holdco”), and Overseas Oil and Gas Corporation, Limited, a Bermuda company (“Bermuda Holdco” and, together with BVI Holdco, the “Parent Majority Shareholder Holdcos”) and Buyer may enter into a Voting Agreement (the “Voting Agreement”) pursuant to which Parent and the Parent Majority Shareholder Holdcos will agree to vote all shares in Buyer held by them in favor of the Merger at a meeting of shareholders of Buyer;
      WHEREAS, Buyer, Merger Sub, Parent, BVI Holdco, Bermuda Holdco and JPMorgan Chase Bank, N.A. as escrow agent (the “Documents Escrow Agreement Escrow Agent”), have entered into an Escrow Agreement dated as of the date hereof (the “Documents Escrow Agreement”) pursuant to which, among other things, (i) execution versions of the Merger Agreement, executed by Buyer and Merger Sub, and (ii) execution versions of the Voting Agreement, executed by Buyer, Parent and the Parent Majority Shareholder Holdcos, have been deposited with the Documents Escrow Agreement Escrow Agent;
      WHEREAS, Buyer and Seller have agreed that US$2,500,000,000 in cash (the “Initial Escrow Amount”) shall be deposited by Parent with the Escrow Agent or a letter of credit (the “Initial Letter of Credit”) in the form of Exhibit M hereto in the stated amount of US$2,500,000,000 shall be issued to the Escrow Agent, in each case to be held and applied by the Escrow Agent as provided in this Agreement;
      WHEREAS, Buyer and Seller have agreed that Buyer shall deposit US$500,000,000 in cash (the “Special Escrow Amount”) with the Escrow Agent to be held and applied by the Escrow Agent as provided in this Agreement; and
      WHEREAS, among the various undertakings in the Merger Agreement and this Agreement are the Buyer’s agreement to make what is treated for U.S. federal income tax purposes as a direct or indirect capital contribution and/or subscription for shares of the Surviving Corporation (as defined in the Merger Agreement) to be issued following consummation of the Merger;
      NOW, THEREFORE, the parties hereto agree as follows:
      Section 1.     Appointment of Escrow Agent. Buyer and Parent hereby appoint the Escrow Agent to act as escrow agent on the terms and conditions set forth herein, and the Escrow Agent hereby accepts such appointment on such terms and conditions.
      Section 2.     Deposit of Funds. (a) On the date hereof Parent has delivered to the Escrow Agent the Initial Escrow Amount or the Initial Letter of Credit and Buyer has delivered to the Escrow Agent the Special

Escrow Amount in immediately available funds, in each case to be held in escrow, invested, drawn (in the case of any letter of credit) and disbursed by the Escrow Agent as provided in this Agreement. The Escrow Agent shall deposit the Initial Escrow Amount or the Initial Letter of Credit into the following segregated account (the “Parent Escrow Account”):

A/C location:	JPMorgan Chase Bank, N.A. — New York
A/C name:	JPMorgan Chase Bank, N.A. — CNOOC/Unocal Parent Escrow Account
A/C no:	10223752
      The Escrow Agent shall deposit the Special Escrow Amount into the following segregated account (the “Special Escrow Account”):

A/C location:	JPMorgan Chase Bank, N.A. — New York
A/C name:	JPMorgan Chase Bank, N.A. — CNOOC/Unocal Special Escrow Account
A/C no:	10223757
      Promptly upon receipt of such funds and/or Initial Letter of Credit into the Parent Escrow Account and funds into the Special Escrow Account, the Escrow Agent shall notify Seller by telecopy of the amount and/or letter of credit so received, confirm that such amounts have been deposited in the Parent Escrow Account and the Special Escrow Account, as the case may be, and advise Seller of the balance and/or letters of credit then held in the Parent Escrow Account and the Special Escrow Account.
      (b) Change of Responsible Party. If the Escrow Agent receives a certificate (or any number of counterparts thereof) in the form of Exhibit P, signed by both (i) any of the Chief Executive Officer, President, Chief Financial Officer or any Vice President of Buyer and (ii) the President or any Vice President of Parent and directing the Escrow Agent as to the transfer of all amounts, investments and letters of credit held in the Parent Escrow Account to the Buyer Escrow Account (as defined below), the Escrow Agent shall transfer all such amounts, investments and letters of credit to the following segregated account (the “Buyer Escrow Account”):

A/C location:	JPMorgan Chase Bank, N.A. — New York
A/C name:	JPMorgan Chase Bank, N.A. — CNOOC/Unocal Buyer Escrow Account
A/C no:	10223758
      Section 3.     Investment of Escrow Amount and Special Escrow Amount. (a) The Escrow Agent shall invest and reinvest all cash from time to time held in the Escrow Account and the proceeds thereof (the “Escrow Fund”) and the Special Escrow Account and the proceeds thereof (the “Special Escrow Fund”) as follows: (i) for the first 60 days following the deposit of the Initial Escrow Amount and the Special Escrow Amount, in a trust account with JPMorgan Chase Bank, N.A., earning compensation at the rate of one month LIBOR (as referenced in Bloomberg) minus 20 basis points where compensation is accrued daily and paid to the trust account within the first five business days of the following month and (ii) thereafter, in (t) a trust account with JPMorgan Chase Bank, N.A., earning compensation at the rate of one month LIBOR minus 20 basis points where compensation is accrued daily and paid to the trust account within the first five business days of the following month, (u) the JPMorgan Prime Money Market Fund, (v) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States), in each case maturing within one year from the date of acquisition thereof, (w) commercial paper of any corporation incorporated under the laws of the United States or any State thereof maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from Standard & Poor’s Ratings Services (“S&P”) and from Moody’s Investors Service, Inc. (“Moody’s”), (x) demand deposits maintained with, certificates of deposit and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any commercial bank organized under the laws of the United States or any State thereof, or any United States branch of a foreign bank organized under the laws of any OECD country or any political subdivision thereof and, in each case, subject to supervision and examination by federal and or state banking authorities, which has a combined capital and surplus and undivided profits of at least US$500,000,000 and whose short-term obligations are rated in one of the two highest available rating categories by S&P and Moody’s, (y) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (v) above and entered into with a financial institution which satisfies the criteria described in clause (x) above, whose commercial paper satisfies the ratings criteria set forth in clause (w) above or whose unsecured long-term debt is rated at least A by S&P and A2 by Moody’s and (z) mutual funds located in the United States substantially all of whose assets are invested in the investments referred to in clauses (v) through (y) above or in cash, in each case acceptable to the Escrow Agent and as directed in writing to the Escrow Agent by (1) in the case of the Escrow Account, Responsible Party and (2) in the case of the Special Escrow Account, Buyer; provided that all such investments shall be denominated in U.S. dollars. Any interest or other distribution, and any other income or gain, received by the Escrow Agent in respect of any such investment of the Escrow Fund or the Special Escrow Fund shall be deposited by the Escrow Agent, immediately upon such receipt, in the Escrow Account or the Special Escrow Account, respectively. The Escrow Agent shall have the right to liquidate any investments held in order to provide funds necessary to make required payments under this Agreement. The Escrow Agent shall have no liability for any loss sustained as a result of any investment pursuant to this Section 3 or Buyer’s or Responsible Party’s instruction, or as a result of any liquidation of any investment prior to its maturity or for the failure of Buyer or Responsible Party to give the Escrow Agent instructions to invest or reinvest the Escrow Fund or the Special Escrow Fund. In the absence of written direction from Buyer or Responsible Party, as the case may be, the Escrow Fund and/or the Special Escrow Fund shall be invested in a trust account with JPMorgan Chase Bank, N.A., as set forth in clause (i) above. All investment orders will be executed through JPMorgan Asset Management (JPMAM), in the investment management division of JPMorgan Chase. Subject to principles of best execution, transactions will be effected on behalf of the Escrow Fund and the Special Escrow Fund through broker-dealers selected by JPMAM. In this regard, JPMAM seeks to attain the best overall result for the Escrow Fund and the Special Escrow Fund taking into consideration quality of service and reliability. An agency fee will be assessed in connection with each transaction. Periodic statements will be provided to Buyer, Responsible Party and Seller reflecting transactions executed on behalf of the Escrow Fund or the Special Escrow Fund. Buyer, Responsible Party and Seller, upon written request, will receive a statement of transaction details upon completion of any securities transaction in the Escrow Fund or the Special Escrow Fund without any additional cost.
      (b) Statements. From time to time, but not less frequently than once each month, and upon the request of Responsible Party, Buyer or Seller, the Escrow Agent shall render to Responsible Party, Buyer and Seller a statement setting forth the balance in the Escrow Account and the Special Escrow Account and the results since the last statement of all investments made with respect to the Escrow Account and the Special Escrow Account, as well as a list of any and all letters of credit held in the Escrow Account, listing for each such letter of credit the name of the issuing bank, the date such letter of credit shall expire, the face amount and such other information as Responsible Party, Buyer or Seller may request.
      Section 4. Definitions. As used herein, or in any certificate delivered pursuant hereto, the following terms shall have the following meanings:

(i) “Accession Date” means the date upon which Seller shall have executed and delivered to Buyer, Parent and the Escrow Agent a Joinder Agreement in the form of Annex I hereto pursuant to Section 15(p).

(ii) “business day” means any day other than a Saturday or Sunday or any other day on which banks in New York City, Hong Kong or Beijing are authorized or required by law or executive order to be closed.

(iii) “Buyer Shareholder Non-Approval Covered Claim” means any claim by Seller against Buyer and/or Merger Sub asserted in any suit, action or proceeding filed in a state or federal court located in Delaware (as contemplated by Section 8.5 of the Merger Agreement) and seeking recovery from Buyer and/or Merger Sub for a failure to obtain Parent Shareholder Approval (as defined in the Merger Agreement) by the End Date (as defined in the Merger Agreement without giving effect to the first proviso in Section 7.1(b) of the Merger Agreement) (other than any such failure to obtain Parent Shareholder Approval that is a result of a failure by Parent or any Parent Majority Shareholder Holdco to

vote its shares in favor of the transactions contemplated by the Merger Agreement (and to have such shares counted in favor) in violation of the Voting Agreement), as a result of which the Merger is not consummated.

(iv) “Buyer Shareholder Non-Approval Final Judgment” means (A) a final, non-appealable court order or judgment of a federal or state court located in Delaware (as contemplated by Section 8.5 of the Merger Agreement) which resolves a Buyer Shareholder Non-Approval Covered Claim or (B) a written settlement agreement entered into by Seller with Buyer and/or Merger Sub (whether or not there are any other parties thereto) which settles a Buyer Shareholder Non-Approval Covered Claim and expressly states that such settlement agreement constitutes a Buyer Shareholder Non-Approval Final Judgment.

(v) “Covered Claim” means any claim (other than a Buyer Shareholder Non-Approval Covered Claim) by Seller against Buyer and/ or Merger Sub asserted in any suit, action or proceeding filed in a state or federal court located in Delaware (as contemplated by Section 8.5 of the Merger Agreement) and seeking (A) recovery from Buyer and/or Merger Sub of liabilities, losses, costs, damages and/ or expenses arising out of a breach by Buyer and/ or Merger Sub of the Merger Agreement as a result of which the Merger is not consummated and/ or (B) an order requiring Buyer and/ or Merger Sub to consummate the Merger as a remedy for any such breach.

(vi) “Escrow Account” means, (x) prior to the transfer of all funds and property held in the Parent Escrow Account to the Buyer Escrow Account pursuant to Section 2(b), the Parent Escrow Account and (y) thereafter, the Buyer Escrow Account.

(vii) “Escrow Amount” means, at any time, the Initial Escrow Amount less all amounts released from the Escrow Account prior to such time pursuant to Section 5(e) or 5(f) hereof.

(viii) “Final Judgment” means (A) a final, non-appealable court order or judgment of a federal or state court located in Delaware (as contemplated by Section 8.5 of the Merger Agreement) which resolves a Covered Claim or (B) a written settlement agreement entered into by Seller with Buyer and/ or Merger Sub (whether or not there are any other parties thereto) which settles a Covered Claim and expressly states that such settlement agreement constitutes a Final Judgment.

(ix) “Parent Covered Claim” means any claim by Seller against Parent or any Parent Majority Shareholder Holdco asserted in any suit, action or proceeding filed in a state or federal court located in Delaware (as contemplated by Section 8.5 of the Merger Agreement) and seeking to establish the occurrence of a failure by Parent or any such Parent Majority Shareholder Holdco to vote the Subject Shares (as defined in the Voting Agreement) in favor of the transactions contemplated by the Merger Agreement (and have the Subject Shares counted in favor) in violation of the Voting Agreement, as a result of which the Merger is not consummated.

(x) “Parent Final Judgment” means (A) a final, non-appealable court order or judgment of a federal or state court located in Delaware (as contemplated by Section 8.5 of the Merger Agreement) which resolves a Parent Covered Claim or (B) a written settlement agreement entered into by Seller with Parent and/or any Parent Majority Shareholder Holdco (whether or not there are any other parties thereto) which settles a Parent Covered Claim and expressly states that such settlement agreement constitutes a Parent Final Judgment.

(xi) “Qualifying Letter of Credit” means a letter of credit (A) issued by an issuing bank (1) that is (w) JPMorgan Chase Bank, N.A. or Goldman Sachs Credit Partners LP, (x) organized under the laws of the United States or any State thereof, (y) listed in Schedule 3 or (z) agreed to in writing by Responsible Party, Buyer and Seller (such agreement not to be unreasonably withheld), (2) having a branch or office for drawing such letter of credit located in New York City and (3) whose unsecured, long-term, senior debt is rated at least A by S&P and A2 by Moody’s and (B) that is either (1) in the form of Exhibit M hereto or (2) is in any other form approved by Seller in writing.

(xii) “Responsible Party” means (x) prior to the Escrow Agent’s receipt, pursuant to Section 2(b), of a certificate in the form of Exhibit P, signed by (A) the President or any Vice President of Parent and

(B) any of the Chief Executive Officer, President, Chief Financial Officer or a Vice President of Buyer, Parent and (y) thereafter, Buyer.

      Section 5. Release of Escrow Amount. (a) Release Upon Release of Escrowed Documents to Buyer. If the Escrow Agent receives a certificate in the form of Exhibit A, duly completed and signed by the President or any Vice President of Parent, the Escrow Agent shall, subject to compliance with Section 13(b), pay all amounts then held in the Escrow Account as directed in such certificate and return all letters of credit held by the Escrow Agent to the respective issuers thereof for cancellation.
      (b) Release of Escrow Account Excess. If, at any time, the aggregate amount held in the Escrow Account (including, without limitation, (i) the aggregate stated amount of all Qualifying Letters of Credit then held by the Escrow Agent and (ii) the fair market value of all investments then held therein) exceeds the Escrow Amount, upon the receipt by the Escrow Agent of a certificate in the form of Exhibit Q, duly completed and signed by the Chief Executive Officer, President, Chief Financial Officer or any Vice President, as applicable, of Responsible Party, the Escrow Agent shall, subject to compliance with Section 13(b), pay the amount of such excess as directed in such certificate.
      (c) Release Upon Seller/ Responsible Party Agreement. If the Escrow Agent receives a certificate (or any number of counterparts thereof) signed by both (i) any of the Chief Executive Officer, President, Chief Financial Officer or any Vice President, as applicable, of Responsible Party and (ii) any of the Chief Executive Officer, President, Chief Financial Officer or any Vice President of Seller and directing the Escrow Agent as to payment of all or any part of the amount held in the Escrow Account, the Escrow Agent shall, subject to compliance with Section 13(b), pay such amount from the Escrow Account as directed in such certificate.
      (d) Release to Fund Merger Consummation. If the Escrow Agent receives a certificate in the form of Exhibit B, duly completed and signed by any of the Chief Executive Officer, President, Chief Financial Officer or any Vice President of Buyer, the Escrow Agent shall pay all amounts then held in the Escrow Account as directed in such certificate.
      (e) Release for Parent Covered Claim Judgment. If the Escrow Agent receives a certificate in the form of Exhibit C, duly completed, signed by the General Counsel and either of the Chief Executive Officer or the Chief Financial Officer of Seller, attaching a certified copy of the Parent Final Judgment referred to therein and directing the Escrow Agent as to payment of all or any part of the Escrow Amount as set forth in such certificate, the Escrow Agent shall, subject to compliance with Section 13(b), (i) pay such amount from the Escrow Account (including amounts drawn under letters of credit then held by the Escrow Agent in the Escrow Account) as directed in such certificate and (ii) if so directed in such certificate, (x) pay all amounts outstanding in the Escrow Account after the payment referred to in clause (i) above as Responsible Party shall direct in writing and (y) return all letters of credit then held by the Escrow Agent in the Escrow Account to the respective issuers thereof for cancellation to the extent not drawn to fund the payment referred to in clause (i) above.
      (f) Release for Covered Claim Damages Judgment. If the Escrow Agent receives a certificate in the form of Exhibit D, duly completed, signed by the General Counsel and either of the Chief Executive Officer or the Chief Financial Officer of Seller, attaching a certified copy of the Final Judgment referred to therein and directing the Escrow Agent as to payment of all or any part of the Escrow Amount as set forth in such certificate, the Escrow Agent shall, subject to compliance with Section 13(b), (i) pay such amount from the Escrow Account (including amounts drawn under letters of credit then held by the Escrow Agent in the Escrow Account) as directed in such certificate and (ii) if so directed in such certificate, (x) pay all amounts outstanding in the Escrow Account after the payment referred to in clause (i) above as Responsible Party shall direct in writing and (y) return all letters of credit then held by the Escrow Agent in the Escrow Account to the respective issuers thereof for cancellation to the extent not drawn to fund the payment referred to in clause (i) above.
      (g) Release for Covered Claim Specific Performance Judgment. If the Escrow Agent receives a certificate in the form of Exhibit E, duly completed, signed by the General Counsel and either of the Chief

Executive Officer or the Chief Financial Officer of Seller, attaching a certified copy of the Final Judgment referred to therein and directing the Escrow Agent as to payment of all or any part of the Escrow Amount as set forth in such certificate, the Escrow Agent shall, subject to compliance with Section 13(b), (i) pay such amount from the Escrow Account (including amounts drawn under letters of credit then held by the Escrow Agent in the Escrow Account) as directed in such certificate and (ii) (x) pay all amounts remaining in the Escrow Account after the payment referred to in clause (i) above as Responsible Party shall direct in writing and (y) return all letters of credit then held by the Escrow Agent in the Escrow Account to the respective issuers thereof for cancellation to the extent not drawn to fund the payment referred to in clause (i) above.
      (h) Release Upon Merger Agreement Termination. If the Escrow Agent receives a certificate in the form of Exhibit F, duly completed and signed by any of the Chief Executive Officer, President, Chief Financial Officer or any Vice President, as applicable, of Responsible Party and directing the Escrow Agent as to (x) payment of the amount held in the Escrow Account and (y) return of all letters of credit held by the Escrow Agent in the Escrow Account to the respective issuers thereof for cancellation (any such certificate, a “Termination Certificate”) and, if the Escrow Agent shall not have received a certificate in the form of Exhibit G, duly completed and signed by the General Counsel and either of the Chief Executive Officer or the Chief Financial Officer of Seller, within 15 business days of the date upon which the Escrow Agent receives such Termination Certificate (the “Termination Certificate Receipt Date”), the Escrow Agent shall, on the 16th business day after the Termination Certificate Receipt Date, (i) pay such amount from the Escrow Account as directed in such Termination Certificate and (ii) return all letters of credit then held by the Escrow Agent in the Escrow Account to the respective issuers thereof for cancellation. The Escrow Agent shall provide to Seller by hand or by telecopy, no later than the next business day, a copy of any such certificate (including any exhibits or other attachments thereto) received by it.
      (i) Substitution of Cash with Letters of Credit. If the Escrow Agent receives a certificate in the form of Exhibit H, duly completed, signed by any of the Chief Executive Officer, President, Chief Financial Officer or any Vice President, as applicable, of Responsible Party, attaching the Letter of Credit referred to therein and directing the Escrow Agent as to payment of all or any part of the amount held in the Escrow Account as set forth in such certificate, the Escrow Agent shall, subject to compliance with Section 13(b), pay such amount from the Escrow Account as directed in such certificate. The Escrow Agent, in its capacity as such, is not responsible for the legality, enforceability or genuineness of any letter of credit.
      (j) Replacement of Letters of Credit. If the Escrow Agent receives a certificate in the form of Exhibit I, duly completed, signed by any of the Chief Executive Officer, President, Chief Financial Officer or any Vice President, as applicable, of Responsible Party and attaching a copy of the Replaced Letter of Credit referred to therein and the Replacement Letter of Credit or Replacement Letters of Credit, if any, referred to therein and directing the Escrow Agent to return such Replaced Letter of Credit to the issuer thereof for cancellation, the Escrow Agent shall, subject to compliance with Section 13(b), return such Replaced Letter of Credit as directed in such certificate. The Escrow Agent, in its capacity as such, is not responsible for the legality, enforceability or genuineness of any letter of credit.
      (k) Drawings Under Expiring Letter of Credit. If on any date that is less than 30 days prior to the date upon which any letter of credit held by the Escrow Agent in the Escrow Account would expire (taking into account any extensions of the original expiration date or any extended expiration date), the Escrow Agent shall have received a certificate in the form of Exhibit J hereto, duly completed and signed by the General Counsel and either of the Chief Executive Officer or the Chief Financial Officer of Seller, the Escrow Agent shall, subject to compliance with Section 13(b), unless (i) such expiration date shall have been extended by at least one year or (ii) such letter of credit shall have been replaced in its entirety, pursuant to Section 5(j), by one or more Qualifying Letters of Credit and/or cash deposits in an aggregate stated amount or amount, as the case may be, not less than the stated amount of the expiring letter of credit (as certified by Seller in such certificate), (1) draw under such letter of credit an amount equal to (x) its stated amount less (y) the aggregate stated amount or amount, as the case may be, of all Qualifying Letters of Credit having more than 30 days remaining in their respective drawing periods and cash deposits received by the Escrow Agent in partial replacement of such letter of credit, and deposit such amount in the Escrow Account and (2) return such letter of credit to the issuer thereof for cancellation to the extent, if any, not drawn pursuant to (1) above.

The Escrow Agent is not required or responsible to determine if a letter of credit is a Qualifying Letter of Credit and may rely on the statement contained in any certificate that any replacement letter of credit is a Qualifying Letter of Credit. The Escrow Agent, in its capacity as such, is not responsible for the legality, enforceability or genuineness of any letter of credit.
      (l) Drawing Under Downgraded Letter of Credit. If the Escrow Agent receives a certificate in the form of Exhibit K, duly completed and signed by any of the Chief Executive Officer, President, Chief Financial Officer or any Vice President of Seller, unless the letter of credit referred to therein (the “Specified Letter of Credit”) shall have been replaced in its entirety, pursuant to Section 5(j), by one or more Qualifying Letters of Credit and/or cash deposits in an aggregate stated amount or amount, as the case may be, not less than the stated amount of the Specified Letter of Credit (as certified by Seller in such certificate), the Escrow Agent shall, subject to compliance with Section 13(b), (i) draw under the Specified Letter of Credit an amount equal to (x) its stated amount less (y) the aggregate stated amount or amount, as the case may be, of all Qualifying Letters of Credit that have more than 30 days remaining in their respective drawing periods and cash deposits received by the Escrow Agent in partial replacement of the Specified Letter of Credit, and deposit such amount in the Escrow Account and (ii) return such Specified Letter of Credit to the issuer thereof for cancellation to the extent, if any, not drawn pursuant to (i) above. The Escrow Agent is not required or responsible to determine if a letter of credit is a Qualifying Letter of Credit and may rely on the statement contained in any certificate that any replacement letter of credit is a Qualifying Letter of Credit. The Escrow Agent, in its capacity as such, is not responsible for the legality, enforceability or genuineness of any letter of credit.
      (m) Release Upon Termination of Scheduled Escrow Period. If any amount remains in the Escrow Account on the fifth anniversary of the date of this Agreement (the “Scheduled Termination Date”), or if the Escrow Agent shall hold any letters of credit in the Escrow Account on the Scheduled Termination Date, unless the Escrow Agent shall have received a certificate in the form of Exhibit L, duly completed and signed by the General Counsel and either the Chief Executive Officer or the Chief Financial Officer of Seller not more than 30 days prior to the Scheduled Termination Date, which certificate has not been rescinded by Seller prior to the Scheduled Termination Date, the Escrow Agent shall deliver on the Scheduled Termination Date such amount as directed by Responsible Party in writing and such letters of credit to the issuers thereof for cancellation. The Escrow Agent shall provide to Buyer and Responsible Party by hand or by telecopy, no later than the next business day, a copy of any such certificate (including any exhibits or other attachments thereto) received by it.
      (n) Release for Buyer Shareholder Non-Approval Covered Claim Judgment. If the Escrow Agent receives a certificate in the form of Exhibit S, duly completed, signed by the General Counsel and either of the Chief Executive Officer or the Chief Financial Officer of Seller, attaching a certified copy of the Buyer Shareholder Non-Approval Final Judgment referred to therein and directing the Escrow Agent as to payment of all or any part of the Escrow Amount as set forth in such certificate, the Escrow Agent shall, subject to compliance with Section 13(b), (i) pay such amount from the Escrow Account (including amounts drawn under letters of credit then held by the Escrow Agent in the Escrow Account) as directed in such certificate and (ii) (x) pay all amounts remaining in the Escrow Account after the payment referred to in clause (i) above as Responsible Party shall direct in writing and (y) return all letters of credit then held by the Escrow Agent in the Escrow Account to the respective issuers thereof for cancellation to the extent not drawn to fund the payment referred to in clause (i) above.
      (o) Maximum Number of Qualifying Letters of Credit. Anything in this Agreement to the contrary notwithstanding, Responsible Party will not cause there to be more than five (5) Qualifying Letters of Credit held in the Escrow Account at any time.
      (p) Deposit of Proceeds of Expiring Letters of Credit. If the Escrow Agent receives the proceeds of any drawing requested by Seller pursuant to a draft and certificate substantially in the form or substance of Exhibits 2 and 3 to any letter of credit held in the Escrow Account, the Escrow Agent shall promptly deposit all amounts so received in the Escrow Account.

      Section 6.     Release of Special Escrow Amount. (a) Release Upon Release of Escrowed Documents to Buyer. If the Escrow Agent receives a certificate in the form of Exhibit N, duly completed and signed by any of the Chief Executive Officer, President, Chief Financial Officer or any Vice President of Buyer, the Escrow Agent shall, subject to compliance with Section 13(b), pay all amounts then held in the Special Escrow Account as directed in such certificate.
      (b) Release of Special Escrow Account Excess. If, at any time, the aggregate amount held in the Special Escrow Account (including, without limitation, the fair market value of all investments then held therein) exceeds the Special Escrow Amount, upon the receipt by the Escrow Agent of a certificate in the form of Exhibit R, duly completed and signed by the Chief Executive Officer, President, Chief Financial Officer or any Vice President of Buyer, the Escrow Agent shall, subject to compliance with Section 13(b), pay the amount of such excess as directed in such certificate.
      (c) Release Upon Seller/ Buyer Agreement. If the Escrow Agent receives a certificate (or any number of counterparts thereof) signed by both (i) any of the Chief Executive Officer, President, Chief Financial Officer or any Vice President of Buyer and (ii) any of the Chief Executive Officer, President, Chief Financial Officer or any Vice President of Seller and directing the Escrow Agent as to payment of all or any part of the amounts held in the Special Escrow Account, the Escrow Agent shall, subject to compliance with Section 13(b), pay such amount from the Special Escrow Account as directed in such certificate.
      (d) Release to Fund Chevron Breakup Fee. If the Escrow Agent receives a certificate in the form of Exhibit O, duly completed, signed by the General Counsel and either of the Chief Executive Officer or the Chief Financial Officer of Seller and directing the Escrow Agent as to payment of the Special Escrow Amount as set forth in such certificate, the Escrow Agent shall, subject to compliance with Section 13(b), (i) pay such amount from the Special Escrow Account as directed in such certificate and (ii) pay all amounts remaining in the Special Escrow Account after the payment referred to in clause (i) above as Buyer shall direct in writing.
      Section 7.     Tax Treatment. Solely for United States federal income tax purposes, (i) Responsible Party shall be treated as the beneficial owner of all amounts held in the Escrow Account and (ii) Buyer shall be treated as the beneficial owner of all amounts held in the Special Escrow Account. On or before the date of this Agreement, Buyer and Parent shall each provide to the Escrow Agent a duly executed IRS Form W-8BEN. Promptly after the Accession Date, Seller shall provide to the Escrow Agent a duly executed IRS Form W-9.
      Section 8.     Termination of Escrow Agreement. This Agreement shall terminate when the Escrow Agent shall have, in accordance with the terms hereof, (i) released all amounts from the Escrow Account and the Special Escrow Account and (ii) returned all letters of credit held in the Escrow Account to the respective issuers thereof for cancellation, in each case pursuant to Sections 5 and 6 hereof.
      Section 9. Escrow Agent. (a) The Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. The Escrow Agent shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement. The Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, instruction, certificate or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document. The Escrow Agent shall have no duty to solicit any payments which may be due it, the Escrow Fund or the Special Escrow Fund. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines that the Escrow Agent’s gross negligence or willful misconduct was the primary cause of any loss to Buyer or Seller. The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through agents or attorneys located in the United States (and shall be liable only for the careful selection of any such agent or attorney) and may consult with counsel, accountants and other professional advisors to be selected and retained by it, provided that the Escrow Agent may execute transfers of funds to Parent or Buyer through agents or attorneys located outside the United States (and shall be liable only for the careful selection of any such agent or attorney). The Escrow Agent shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such counsel, accountants or other professional advisors. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, certificates, claims or demands from any party hereto which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be directed otherwise in writing by all of the other parties hereto or by a final order or judgment of a court as set forth in Section 15(d). Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.
      (b) If at any time the Escrow Agent shall be required to pay any amount as Seller shall direct pursuant to Section 5 hereof, the Escrow Agent shall pay such amount from the following sources in the following order: first, from any cash or deposit then held in the Escrow Account, second, from the proceeds of liquidating any investments then held in the Escrow Account and, third, from drawings under letters of credit then held by the Escrow Agent in the Escrow Account. If at any time the Escrow Agent shall be required to pay any amount as Buyer and/or Parent shall direct pursuant to Section 5 hereof, the Escrow Agent shall pay such amount in the follow manner: first, by paying from any cash or deposit then held in the Escrow Account, second, by paying from the proceeds of liquidating any investments then held in the Escrow Account and, third, by returning letters of credit then held by the Escrow Agent in the Escrow Account for cancellation or reduction in an aggregate stated amount equal to (x) the amount of the payment so required to be made less (y) the amounts paid pursuant to clause first and second above. All drawings under letters of credit made pursuant to the first sentence of this sub-section (b), and all reductions of letters of credit made pursuant to the second sentence of this sub-section (b), shall be made proportionately from all letters of credit then held by the Escrow Agent in the Escrow Account, provided that if the issuer of any such letter of credit shall fail to honor a drawing thereunder, the Escrow Agent shall, to the extent available under each such letter of credit, draw proportionately under all other letters of credit an aggregate amount equal the amount of the drawing so dishonored.
      (c) If at any time the Escrow Agent shall be required to pay any amount as Seller shall direct pursuant to Section 6 hereof, the Escrow Agent shall pay such amount from the following sources in the following order: first, from any cash or deposit then held in the Special Escrow Account and second, from the proceeds of liquidating any investments then held in the Special Escrow Account. If at any time the Escrow Agent shall be required to pay any amount as Buyer shall direct pursuant to Section 6 hereof, the Escrow Agent shall pay such amount in the follow manner: first, by paying from any cash or deposit then held in the Special Escrow Account and second, by paying from the proceeds of liquidating any investments then held in the Special Escrow Account.
      (d) In the event that the issuing bank of any letter of credit held in the Escrow Account fails to make payment upon proper demand by the Escrow Agent or Seller, as the case may be, the Escrow Agent agrees that it will take appropriate action to enforce such rights as may be directed by Seller; provided that the Escrow Agent shall not be required to take any such action unless it has received an indemnity reasonably satisfactory to it (including reimbursement of legal expenses) from Seller.
      Section 10.     Fees And Expenses. Responsible Party agrees to (i) pay the Escrow Agent as compensation for its services to be rendered hereunder in respect of the Escrow Account a fee in such amount and payable at such time as stated in Schedule 1, and (ii) pay or reimburse the Escrow Agent upon request for all expenses, disbursements and advances, including reasonable attorney’s fees and expenses, incurred or made by it in connection with the preparation, execution, performance, delivery, modification and termination of this Agreement. Buyer agrees to pay to the Escrow Agent as compensation for its services to be rendered hereunder in respect of the Special Escrow Account a fee in such amount and payable at such time as stated in Schedule 1.
      Section 11.     Secession. The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving 30 days advance notice in writing of such resignation to the other parties hereto specifying a date when such resignation shall take effect; provided that such resignation shall not be effective unless and until a replacement Escrow Agent shall have been appointed by Responsible Party, Buyer and Seller, each of Responsible Party, Buyer and Seller hereby agreeing to act reasonably in the circumstances, and shall have accepted such appointment; provided further that if Responsible Party, Buyer and Seller shall have failed to agree to the appointment of a successor Escrow Agent within such 30 day period, then Escrow Agent may petition any court of competent jurisdiction in the United States for the appointment of a successor Escrow Agent (i) that is a commercial bank organized under the laws of the United States or any State thereof, (ii) having a branch in New York City, (iii) having capital and surplus in excess of US$500,000,000 and (iv) whose unsecured, long-term, senior debt is rated at least A by S&P and A2 by Moody’s, and any such resulting appointment shall be binding upon all of the parties to this Agreement. The Escrow Agent shall have the right to withhold an amount equal to any amount due and owing to the Escrow Agent, plus any costs and expenses the Escrow Agent shall reasonably believe may be incurred by the Escrow Agent in connection with the termination of this Agreement or the resignation of the Escrow Agent. Any corporation or association into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any corporation or association to which all or substantially all the escrow business of the Escrow Agent’s corporate trust line of business may be transferred, shall be the Escrow Agent under this Agreement without further act.
      Section 12.     Indemnity. Parent and Buyer shall, jointly and severally, indemnify, defend and save harmless the Escrow Agent and its directors, officers, agents and employees (the “indemnitees”) from all loss, liability or expense (including the fees and expenses of outside counsel) arising out of or in connection with (i) the Escrow Agent’s execution and performance of this Agreement, except in the case of any indemnitee to the extent that such loss, liability or expense is due to the gross negligence or willful misconduct of such indemnitee, or (ii) its following any instructions or other directions from Buyer, Parent or Seller, except to the extent that its following any such instruction or direction is expressly forbidden by the terms hereof. The parties hereto acknowledge that the foregoing indemnities shall survive the resignation or removal of the Escrow Agent or the termination of this Agreement. The parties hereby grant the Escrow Agent a lien on, right of set-off against and security interest in the Escrow Account, the Special Escrow Account, the Escrow Fund and the Special Escrow Fund for the payment of any claim for indemnification, compensation, expenses and amounts due hereunder.
      Section 13.     Security Procedures. (a) In the event funds transfer instructions are given, whether in writing, by telecopier or otherwise, the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to (i) in the case of Seller, the person or persons designated on Schedule 2 hereto, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated, (ii) in the case of Parent, Mr. Cheng Chi designated on Schedule 2 hereto and (iii) in the case of Buyer, either Mr. Yang Hua or Mr. Huang Xiaofeng designated on Schedule 2 hereto, and the Escrow Agent may rely upon the joint confirmation of both Mr. Yang Hua or Mr. Huang Xiaofeng as so designated. Parent understands that it is the general policy of the Escrow Agent to be able to seek confirmation of funds transfer instructions from a person other than the person having given such instructions. Notwithstanding such policy, the Escrow Agent shall execute the funds transfer instructions given on behalf of Parent by Mr. Cheng Chi without confirmation from a person other than Mr. Cheng Chi and Parent agrees to bear all the risks associated with the execution of the funds transfer instructions given and confirmed solely by Mr. Cheng Chi in accordance with the terms of this Agreement. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. The Escrow Agent and the beneficiary’s bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by Buyer, Parent or Seller to identify (i) the beneficiary, (ii) the beneficiary’s bank or (iii) an intermediary bank. The Escrow Agent may apply any of the Escrow Fund for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary’s bank or an intermediary bank designated. The parties to this Agreement acknowledge that these security procedures are commercially reasonable.
      (b) Upon receiving any notice or certification from any party to this Agreement (or Seller prior to the Accession Date), the Escrow Agent shall provide by hand or by telecopy, no later than the next business day, a copy of such notice or certification (including any exhibits or other attachments thereto) to each party to this Agreement (as well as Seller prior to the Accession Date), and, except in the case of a certificate received pursuant to Section 2(b), 5(d), 5(h) or 5(m), the Escrow Agent shall not take any action instructed by such notice or certification until the fifth business day following the date on which such copies were provided, unless, prior to such fifth business day, (i) in the case of a notice or certification delivered by Responsible Party or Buyer, the Escrow Agent shall have received a written notice from Seller waiving such waiting period and the Escrow Agent shall have received verbal confirmation of such waiver by telephone call-back to the person or persons designated for Seller on Schedule 2 hereto or (ii) in the case of a notice or certification delivered by Seller, the Escrow Agent shall have received a written notice from Buyer (in the case of notices or certifications relating to the Special Escrow Account) or Responsible Party (in the case of notices or certifications relating to the Escrow Account) waiving such waiting period and the Escrow Agent shall have received verbal confirmation of such waiver by telephone call-back to the person or persons designated for Buyer or Parent, as the case may be, on Schedule 2 hereto. Except with respect to a request pursuant to Section 5(k) to draw under a letter of credit within 30 days of the expiration thereof and to deposit the proceeds of such draw in the Escrow Account, if the Escrow Agent receives a contrary instruction from any party within such five business day period, then the Escrow Agent shall not take any action with respect to such notice or certificate but shall instead continue to hold the cash, investments and letters of credit in the Escrow Account or the Special Escrow Account until the Escrow Agent receives either (a) a rescission of such contrary instruction from the party giving such contrary instruction or (b) a final order or judgment of a court as set forth in Section 15(d).
      Section 14.     Account Opening Information/TINs.
      IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT
           For accounts opened in the US:

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When an account is opened, we will ask for information that will allow us to identify relevant parties.
           For non-US accounts:

To help in the fight against the funding of terrorism and money laundering activities we are required along with all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for information that will allow us to identify you.
           TINs:

Parent, Buyer and Seller each represent that its correct Taxpayer Identification Number (“TIN”) assigned by the Internal Revenue Service (“IRS”) or any other taxing authority has been provided to the Escrow Agent. Escrow Agent shall report and, as required, withhold any taxes as it determines may be required by any law or regulation in effect at the time of the distribution. In the event that any earnings remain undistributed at the end of any calendar year, Escrow Agent shall report to the IRS or such other authority such earnings as it deems appropriate or as required by any applicable law or regulation. In addition, Escrow Agent shall withhold any taxes it deems appropriate and shall remit such taxes to the appropriate authorities.
      Section 15.     Miscellaneous.
      (a) Notices. All notices or other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given,

      If to Parent, to:

China National Offshore Oil Corporation
No. 6, Dongzhimenwai Xiaojie
Beijing 100027
People’s Republic of China
Telecopy: (8610) 8452 1070
Phone: (8610) 8452 1471
Attention: Mr. Cheng Chi, Treasurer
      with a copy to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
Telecopy: (212) 450 3800
Phone: (212) 450 4000

Attention:	Christopher Mayer

John D. Amorosi
      if to Buyer, to:

CNOOC Limited
65/F, Bank of China Tower
1 Garden Road
Hong Kong
Telecopy: (852) 2525 9322
Phone: (852) 2213 2500

Attention:	Mr. Yang Hua, Chief Financial Officer and Senior Vice President

Mr. Huang Xiaofeng, Treasurer
      with a copy to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telecopy: (212) 450 3800
Phone: (212) 450 4000

Attention:	Christopher Mayer

John D. Amorosi

if to the Escrow Agent, to:

JPMorgan Chase Bank, N.A.
4 New York Plaza
21st Floor
New York, NY 10004
Telecopy: (212) 623 6168
Phone: (212) 623 6178

Attention:	Michael Kuzmicz

Worldwide Securities Services

with a copy to Seller, Parent and Buyer:
      if to Seller, to:

Unocal Corporation
2141 Rosencrans Avenue, Suite 4000
El Segundo, California 90245
Telecopy: (310) 726 7815
Phone: (310) 726 7600

Attention:	Samuel H. Gillespie, III

Senior Vice President, Chief Legal Officer and General Counsel/Law
with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telecopy: (212) 403 2000
Phone: (212) 403 1000

Attention:	Daniel A. Neff

David C. Karp

Notice and other communications to any party hereunder shall be deemed to have been given on the date received by such party.
      (b) Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns and, prior to the Accession Date, Seller and its successors and permitted assigns as third party beneficiary. Seller may assign all or any portion of its rights hereunder to receive funds from the Escrow Account to a trust or other business entity organized for the purpose of distributing such rights to the stockholders of Seller.
      (c) Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the State of New York.
      (d) Jurisdiction; Enforcement. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 15(d), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) or (iii) to the fullest extent permitted by the applicable law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

      (e) Service of Process. EACH OF PARENT AND BUYER HEREBY IRREVOCABLY DESIGNATES THE CORPORATION TRUST COMPANY (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DELAWARE 19801 AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO PARENT OR BUYER, AS THE CASE MAY BE, IN THE MANNER PROVIDED IN SECTION 15(a) OF THIS AGREEMENT. BUYER AND PARENT SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT BUYER AND PARENT WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE. IN THE EVENT OF THE TRANSFER OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS AND BUSINESS OF THE PROCESS AGENT TO ANY OTHER ENTITY BY CONSOLIDATION, MERGER, SALE OF ASSETS OR OTHERWISE, SUCH OTHER ENTITY SHALL BE SUBSTITUTED HEREUNDER FOR THE PROCESS AGENT WITH THE SAME EFFECT AS IF NAMED HEREIN IN PLACE OF THE CORPORATION TRUST COMPANY. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH OF PARENT AND BUYER EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.
      (f) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
      (g) Waiver of Immunity. Each of Parent and Buyer agrees that, to the extent that it or any of its Subsidiaries (as defined in the Merger Agreement) or any of its property or the property of its Subsidiaries is or becomes entitled to any immunity on the grounds of sovereignty or otherwise based upon its status as an agency or instrumentality of any government from any legal action, suit or proceeding or from set off or counterclaim relating to this Agreement from the jurisdiction of any competent court, from service of process, from attachment prior to judgment, from attachment in aid of execution, from execution pursuant to a judgment or an arbitral award or from any other legal process in any jurisdiction, it, for itself and its property, and for each of its Subsidiaries and its property, expressly, irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity with respect to matters arising with respect to this Agreement or the subject matter hereof (including any obligation for the payment of money). Each of Parent and Buyer agrees that the foregoing waiver is irrevocable and is not subject to withdrawal in any jurisdiction or under any statute, including the Foreign Sovereign Immunities Act, 28 U.S.C. § 1602 et seq. The foregoing waiver shall constitute a present waiver of immunity at any time any action is initiated against Parent or Buyer or any of its Subsidiaries with respect to this Agreement or the subject matter hereof (including any obligation for the payment of money). The term “immunity” as used herein includes immunity from jurisdiction, immunity from enforcement of an arbitral award or court judgment or any other type of immunity.
      (h) Amendments. The provisions of this Agreement may be waived, altered, amended or supplemented, in whole or in part, only by a writing signed by all of the parties hereto and, prior to the Accession Date, Seller. Except as expressly provided in Section 15(b), neither this Agreement nor any right or interest hereunder may be assigned in whole or in party by any party without the prior consent of the other parties.

      (i) Force Majeure. No party to this Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Agreement because of, acts of God, fire, floods, strikes, equipment or transmission failure, or other causes reasonably beyond its control.
      (j) Third Party Beneficiary. Prior to the Accession Date, Seller shall be considered a third-party beneficiary hereunder and shall be entitled to enforce any rights and remedies that accrue to it pursuant to the provisions hereof. After the Accession Date, Unocal Corporation shall be a party hereto with all of the rights and obligations of Seller hereunder. Except as provided in the first sentence of this paragraph, this Agreement is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.
      (k) Cumulative Rights and Remedies. The rights and remedies conferred upon the parties hereto and, prior to the Accession Date, Seller as third party beneficiary shall be cumulative, and the exercise or waiver of any such right or remedy shall not preclude or inhibit the exercise of any additional rights or remedies. The waiver of any right or remedy hereunder shall not preclude the subsequent exercise of such right or remedy.
      (l) Severability. The invalidity, illegality or unenforceability of any provision of this Agreement shall in no way affect the validity, legality or enforceability of any other provision; and if any provision is held to be enforceable as a matter of law, the other provisions shall not be affected thereby and shall remain in full force and effect.
      (m) Entire Agreement. This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement, and supercedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. Nothing contained herein is intended to constitute, nor should be construed as, a waiver or release by any of Parent, Buyer or Seller of any of their respective rights or obligations as among them under any contractual or legal relation between them, or otherwise be in derogation of or otherwise modify or amend any such contractual or legal relation between them.
      (n) Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.
      (o) Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.
      (p) Joinder. Seller may become a party to this Agreement by executing and delivering a Joinder Agreement in the form of Annex I hereto and delivering such Joinder Agreement to Buyer, Parent and the Escrow Agent.

      IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and year first above written.

CNOOC LIMITED

By:

Name:
Title:

CHINA NATIONAL OFFSHORE OIL CORPORATION

By:

Name:
Title:

JPMORGAN CHASE BANK, N.A., as Escrow Agent

By:

Name:
Title:

ANNEX E
NOT EXECUTED
Draft dated July 2005
[CNOOC Parent Letterhead]
                    , 2005

Re:	Agreement and Plan of Merger dated as of the date hereof among Unocal Corporation, a Delaware corporation (the “Company”), CNOOC Limited, a company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Parent”), and West Acquisition Corp., a Delaware corporation (as the same may be amended from time to time in compliance with its terms, the “Merger Agreement”)
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, California 90245
United States of America
Attention: Board of Directors
Ladies and Gentlemen:
      In connection with the Merger Agreement, each of China National Offshore Oil Corporation, a company organized under the laws of the People’s Republic of China (“Parent Majority Shareholder”), CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands (“BVI Holdco”), Overseas Oil and Gas Corporation, Limited, a company incorporated in Bermuda (“Bermuda Holdco” and, together with Parent Majority Shareholder and BVI Holdco, “we”), and the Company (together with the Parent Majority Shareholder, BVI Holdco and Bermuda Holdco, the “parties”), hereby agrees as follows:
      1.     Representations and Warranties. We hereby represent and warrant to you as follows:

(a) Due Incorporation. Parent Majority Shareholder is a company that is duly incorporated and validly existing under the laws of the People’s Republic of China, and has all corporate power and authority to enter into this letter agreement (this “Agreement”). BVI Holdco is a company duly incorporated and validly existing under the laws of the British Virgin Islands, and has all corporate power and authority to enter into this Agreement. Bermuda Holdco is a company duly incorporated and validly existing under the laws of Bermuda, and has all corporate power and authority to enter into this Agreement. Each of Parent Majority Shareholder, BVI Holdco and Bermuda Holdco has full power and authority to own, lease and operate its properties and assets and to conduct its business as currently conducted.

(b) Governmental and Corporate Authority; Non-Contravention. (A) The execution, delivery and performance of this Agreement and any of the Financing Commitments or documentation related thereto to which any of us is a party and (B) the consummation of the transactions contemplated hereby and thereby, by each of Parent Majority Shareholder, BVI Holdco and Bermuda Holdco (i) are within such party’s corporate power and authority, (ii) have been duly authorized by all necessary corporate action on the part of such party, (iii) have been duly authorized by all necessary shareholder action by such party’s shareholders, (iv) require no consent, approval, license, permit, order, authorization or other action by or in respect of, or registration, declaration or filing with, any Governmental Entity or stock exchange, other than those set forth in Section 4.2(b) of the Merger Agreement, and (v) will not violate or constitute a default under such party’s organizational documents or, assuming compliance with the matters referred to in Section 4.2(b) of the Merger Agreement, any applicable Law (including, without limitation, any provision of the HKEx Listing Rules), (vi) will not require any consent or other action by any person under, constitute a default (with or without notice or lapse of time or both) under, violate or give rise to any right of termination, cancellation or acceleration of any of such party’s rights or obligations, or to a loss of any benefit to which such party is entitled under, any provision of any agreement, deed, instrument or other arrangement to which it is a party or by which its businesses, properties or assets are bound or affected, with such exceptions, with respect to this subclause (vi) only, as would not, individually or in the aggregate, be material to Parent Majority Shareholder and its Subsidiaries, taken as a whole, or (vii) will not result in the creation or imposition of any lien on any of such party’s assets, except for immaterial liens. All of the aforementioned consents, authorizations and approvals in this Section 1(b) are unconditional and in full force and effect. Assuming that this Agreement constitutes a legal, valid and binding obligation of the Company, this Agreement constitutes our legal, valid and binding obligations enforceable in accordance with its terms.

(c) Ownership of Parent Ordinary Shares. As of the date hereof, (i) BVI Holdco is the true, lawful and beneficial owner and the registered holder of 28,999,999,995 Parent Ordinary Shares and (ii) Bermuda Holdco is the true, lawful and beneficial owner and registered holder of 5 Parent Ordinary Shares (the Parent Ordinary Shares referred to in clauses (i) and (ii), the “Subject Shares”). As of the date hereof, the Subject Shares together constitute 70.64% of the total issued Parent Ordinary Shares and 70.64% of the voting power of Parent and are the only Parent Ordinary Shares owned by Parent Majority Shareholder or any of its Subsidiaries. BVI Holdco and Bermuda Holdco own the Subject Shares held by them as of the date hereof free from all liens, charges or encumbrances whatsoever, and each such entity has all necessary corporate power and authority to exercise the voting rights attached to the Subject Shares at all general meetings of Parent. Other than the Subject Shares, we do not own any options to purchase, or rights to subscribe for or otherwise acquire, any securities of Parent, and we have no other interest in or voting rights with respect to any securities of the Company. On the date of this Agreement, none of the Subject Shares is subject to any voting agreement or proxy or any other obligation by the Parent Majority Shareholder or any of its affiliates affecting the ability of such entity to vote in favor of the transactions contemplated by the Transaction Documents (as defined in clause (e) below), except for our obligations to the Company pursuant to this Agreement. There is no reason why any of the voting rights attached to any of the Subject Shares cannot be exercised and be counted as full and valid votes cast in respect of all resolutions required to be put to Parent’s shareholders with respect to the transactions contemplated by the Transaction Documents, whether under the HKEx Listing Rules, the HK Companies Ordinance or otherwise. Parent and its directors have all necessary powers, authorities and permissions to complete all of the transactions contemplated by the Transaction Documents. Compliance by the Parent Majority Shareholder and its affiliates with the terms of this Agreement and the Merger Agreement will be sufficient to approve all shareholder resolutions required to be approved in order for Parent to consummate the Financing and the Merger Agreement.

(d) Commercial Benefit. We hereby represent and acknowledge that we derive commercial benefit by entering into this Agreement and from the transactions contemplated herein.

(e) Bringdown. The representations and warranties set out in this Section 1 are made by Parent Majority Shareholder, BVI Holdco and Bermuda Holdco on the date of this Agreement and each representation and warranty is deemed to be repeated by Parent Majority Shareholder, BVI Holdco and Bermuda Holdco on the date of any meeting of the shareholders of Parent, however called (or the date of any written consent in lieu thereof), at which the Merger Agreement, the Financing Commitments or any agreements related thereto (the “Transaction Documents”, which term, for the avoidance of doubt, shall not include any agreement (other than the Financing Commitments) to which the Company is not a party or a third party beneficiary thereof) and/or any of the transactions contemplated thereby are submitted for the consideration of the shareholders of Parent. When a representation or warranty is repeated, it is applied to the circumstances existing at the time of repetition, except that representations and warranties made as of a certain date are repeated as made on such date.

2.     Voting Agreement.

(a) At or in connection with any meeting of the shareholders of Parent, however called (or in any written consent in lieu thereof), at which the Transaction Documents and/or the transactions contemplated thereby are submitted for the consideration of the shareholders of Parent, BVI Holdco and Bermuda Holdco shall, and Parent Majority Shareholder shall cause BVI Holdco and Bermuda Holdco to, exercise or cause to be exercised all voting rights attaching to or conferred by the Subject Shares (i) in favor of the transactions contemplated by the Merger Agreement and the other Transaction Documents (and to have such shares counted in favor), (ii) against any action or agreement that would impede, interfere with, delay, postpone, discourage or adversely affect the Merger or the other transactions contemplated by the Transaction Documents and (iii) generally so as to ensure that Parent has all necessary powers, authorities and permissions in order to complete the Merger on the terms of the Merger Agreement and to complete the other transactions contemplated by the Transaction Documents.

(b) Each of Parent Majority Shareholder, BVI Holdco and Bermuda Holdco hereby agrees not to (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, (A) any of the Subject Shares or any interest therein or rights attached thereto or (B) any interest in shares of BVI Holdco or Bermuda Holdco, or enter into any agreement to do any of the same; provided that, nothing in this Agreement shall prohibit Parent Majority Shareholder, BVI Holdco or Bermuda Holdco from selling, transferring, pledging, assigning or otherwise disposing of Subject Shares so long as BVI Holdco and Bermuda Holdco together beneficially own at least a majority of the Parent Ordinary Shares (calculated on a fully diluted basis), (ii) enter into, or otherwise subject the Subject Shares to, any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to Subject Shares, or (iii) take any other action that would in any way restrict, limit or interfere with the performance of the obligations hereunder or the transactions contemplated to be performed hereunder.

(c) Upon the request of the Company, we hereby agree to appoint the Chairman of the Board or Chief Financial Officer of Parent, or an alternative Parent designee to be determined by the Company, as the designated proxy for purposes of attending any shareholder meeting and voting any Subject Shares as described in Section 2(a) of this Agreement.
      3.     Additional Undertakings.

(a) Each of Parent Majority Shareholder, BVI Holdco and Bermuda Holdco hereby irrevocably consents and covenants to supply all information reasonably necessary to complete the issuance of the announcement to be made by Parent with respect to the transactions contemplated by the Transaction Documents incorporating references to Parent Majority Shareholder, BVI Holdco, Bermuda Holdco and to the provisions of this Agreement. Each of Parent Majority Shareholder, BVI Holdco and Bermuda Holdco irrevocably consents to the filing of the Proxy Statement and the issuance of all further announcements and documents (including, without limitation, the Parent Circular) which may be necessary or desirable to be issued or published or filed with regulatory authorities by Parent or the Company in connection with any of the transactions contemplated by the Transaction Documents, and incorporating similar references to this Agreement.

(b) (i) Each of Parent Majority Shareholder, BVI Holdco, Bermuda Holdco and the Company consent to this Agreement (or copies of it) being made available for public inspection and/or filed in a public registry as may be required under the HKEx Listing Rules, the HK Companies Ordinance and/or other applicable laws and (ii) each of Parent Majority Shareholder, BVI Holdco and Bermuda Holdco consent to all other disclosures with respect to this Agreement which are reasonably required in or for the purposes of the Proxy Statement or any other document which may be necessary or desirable to be issued, published or filed with regulatory authorities in connection with any of the transactions contemplated by the Transaction Documents.

(c) Parent Majority Shareholder shall, and shall cause BVI Holdco and any of its applicable affiliates to, supply the Company with all information at its disposal required by law or regulation for insertion into the Proxy Statement and any other document produced by the Company for the purposes of any of the transactions contemplated by the Transaction Documents, or otherwise reasonably requested by the Company in connection with any of the transactions contemplated by the Transaction Documents, and shall, as soon as practicable, notify the Company of any untrue statement of a material fact of omission to state any material fact required to be stated in such information.

(d) Prior to the Effective Time, except with the prior written agreement of the Company, Parent Majority Shareholder shall not issue, publish, distribute or otherwise make available any public document or announcement or make any public statement in relation to the Merger except for announcements or documents made or published by Parent in accordance with the terms and requirements of the Merger Agreement or as required by Law.
      4.     Miscellaneous.

(a) This Agreement (i) may be executed in two or more counterparts (and may be delivered by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and (ii) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

(b) Nothing express or implied is intended to or shall confer upon any other Person any other right, benefit or remedy of any nature whatsoever relating to, under or by reason of this Agreement.

(c) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(d) EACH OF US HEREBY IRREVOCABLY DESIGNATES THE CORPORATION TRUST COMPANY (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DELAWARE 19801 AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OF US IN THE MANNER PROVIDED IN THE ESCROW AGREEMENT. EACH OF US SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT EACH OF US WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE. IN THE EVENT OF THE TRANSFER OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS AND BUSINESS OF THE PROCESS AGENT TO ANY OTHER ENTITY BY CONSOLIDATION, MERGER, SALE OF ASSETS OR OTHERWISE, SUCH OTHER ENTITY SHALL BE SUBSTITUTED HEREUNDER FOR THE PROCESS AGENT WITH THE SAME EFFECT AS IF NAMED HEREIN IN PLACE OF THE CORPORATION TRUST COMPANY. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH OF US EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

(e) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(f) Each of us agrees that, to the extent that it or any of its Subsidiaries or any of its property or the property of its Subsidiaries is or becomes entitled to any immunity on the grounds of sovereignty or otherwise based upon its status as an agency or instrumentality of any government from any legal action, suit or proceeding or from set off or counterclaim relating to this Agreement from the jurisdiction of any competent court, from service of process, from attachment prior to judgment, from attachment in aid of execution, from execution pursuant to a judgment or an arbitral award or from any other legal process in any jurisdiction, it, for itself and its property, and for each of its Subsidiaries and its property, expressly, irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity with respect to matters arising with respect to this Agreement or the subject matter hereof (including any obligation for the payment of money). Each of us agrees that the foregoing waiver is irrevocable and is not subject to withdrawal in any jurisdiction or under any statute, including the Foreign Sovereign Immunities Act, 28 U.S.C. § 1602 et seq. The foregoing waiver shall constitute a present waiver of immunity at any time any action is initiated against any of us or any of our Subsidiaries with respect to this Agreement or the subject matter hereof (including any obligation for the payment of money). The term “immunity” as used herein includes immunity from jurisdiction, immunity from enforcement of an arbitral award or court judgment or any other type of immunity.

(g) This Agreement sets forth the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior written and oral agreements and understandings of the parties with respect hereto.

(h) None of the rights or obligations under this Agreement may be assigned or transferred without the prior written consent of all the other parties.

(i) Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

(j) Any capitalized term that is used, but not defined, in this Agreement shall have the meaning assigned to that term in the Merger Agreement.

(k) No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person, other than the parties hereto and their respective successors and permitted assigns.

(l) This Agreement shall continue in full force and effect until such time as the last of the transactions contemplated by the Transaction Documents shall have been completed, except that if the Merger Agreement terminates in accordance with its terms, this Agreement shall terminate concurrently with any such termination; provided, however, that such termination shall not affect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligations under this Agreement falling due for performance prior to such termination.
      5.     Additional Agreement. If a Parent Final Judgment (as defined in the Escrow Agreement) is entered by a Delaware State court or United States federal court located in Delaware and a certificate is delivered to the Escrow Agent pursuant to Section 5(e) of the Escrow Agreement, the amount of liability of Parent Majority Shareholder, BVI Holdco, Bermuda Holdco and/or their affiliates thereunder shall be deemed equal to the Initial Escrow Amount (as defined in the Escrow Agreement) and upon receipt by the Company of such amount, Parent Majority Shareholder, BVI Holdco, Bermuda Holdco and their affiliates shall be fully released and discharged from any further liability or obligation resulting from or under this Agreement.

*  *  *  *  *
      If the foregoing accurately reflects the agreement of the parties, please execute and deliver this Agreement in the space indicated below.

Very truly yours,

CHINA NATIONAL OFFSHORE OIL CORPORATION

By:

Name:
Title:

CNOOC (BVI) LIMITED

By:

Name:
Title:

OVERSEAS OIL AND GAS CORPORATION, LIMITED

By:

Name:
Title:
Accepted and agreed as
of the date of this Agreement:
UNOCAL CORPORATION

By:

Name:
Title: